Going Places

0002006

ANNUAL REPORT



F.N.B. Corporation

Table of Contents

2006

(Dollars in thousands, except per share data)

FOR THE YEAR	
Net income	$67,649
Return on average assets	1.15 %
Return on average equity	13.15 %
Return on average tangible equity	26.30 %
PER COMMON SHARE	
Net income	
Basic	$ 1.15
Diluted	$ 1.14
Cash dividends	$0.94
Book value at year end	$8.90
Market price at year end	$18.27
PERFORMANCE RATIOS	
Efficiency ratio	57.48 %
Net interest margin	3.71 %
AT YEAR END	
Assets	$6,007,592
Loans	$4,253,144
Deposits	$4,372,842
Stockholders' equity	$537,372

2005

(Dollars in thousands, except per share data)

FOR THE YEAR	
Net income	$55,258
Return on average assets	0.99 %
Return on average equity	12.44 %
Return on average tangible equity	23.62 %
PER COMMON SHARE	
Net income	
Basic	$0.99
Diluted	$0.98
Cash dividends	$0.93
Book value at year end	$8.31
Market price at year end	$17.36
PERFORMANCE RATIOS	
Efficiency ratio	61.09 %
Net interest margin	3.85 %
AT YEAR END	
Assets	$5,590,326
Loans	$3,749,047
Deposits	$4,011,943
Stockholders' equity	$477,202


PENNSYLVANIA
OHIO
TENNESSEE
FLORIDA
N

For more than 140 years, F.N.B. Corporation has remained on a straight and narrow journey, driven by the unique values of our customers and shareholders.

F.N.B. Corporation is a diversified financial services company headquartered in Hermitage, Pennsylvania. It is a leading provider of banking, wealth management, insurance, merchant banking, and consumer finance services in Pennsylvania, Ohio, and Tennessee where it owns and operates First National Bank of Pennsylvania, First National Trust Company, First National Investment Services Company, LLC, F.N.B. Investment Advisors, Inc., First National Insurance Agency, LLC, F.N.B. Capital Corporation, LLC, and Regency Finance Company. First National Bank of Pennsylvania also operates loan production offices in Florida and Tennessee.

F.N.B. Corporation has been recognized as a Dividend Achiever by Mergent Inc., a leading provider of business and financial information about publicly traded companies. This annual recognition is based on the Corporation's outstanding record of increased dividend performance. F.N.B. Corporation has consistently increased dividend payments for 34 consecutive years.

The Corporation's common stock is traded on the New York Stock Exchange under the ticker symbol "FNB." Investor information is available at www.fnbcorporation.com.

LOCATIONS

Pennsylvania	143 Banking Offices	22 Consumer Finance Offices
Ohio	11 Banking Offices	15 Consumer Finance Offices
Tennessee	1 Loan Production Office	16 Consumer Finance Offices
Florida	4 Loan Production Offices	

LETTER TO OUR SHAREHOLDERS



Dear Shareholder,

I am pleased to report a successful year for F.N.B. Corporation and as we move forward, many opportunities to further our achievements. As in previous years, we realized stable, consistent growth throughout the course of the year. In 2006 the total return to our investors was 11.3%, well in excess of our national peer group's median of 8.9% and our regional peer group's median return of 7.6%. I'm proud to say that our dividend yield is one of the highest of all bank holding companies of our size in the United States. Also, the 2006 results for F.N.B. Corporation met the analysts' consensus estimate for earnings of $1.14 per diluted share. Even though our industry continued to face strong headwinds in the form of a flat and then slightly inverted yield curve, we were able to overcome the forces of margin compression through superior asset quality and tight expense control. High performance at F.N.B. Corporation is guided by a focus to achieve a solid return on equity and assets. In 2006 our return on equity was 13.2% and our return on assets was 1.2%.

Our goals for continued growth and shareholder value have remained the same since our strategic plan was implemented in 2004, and we have achieved these goals each year. Our strategic goals include: 1) provide superior financial performance, 2) expand into markets which provide greater growth opportunities, 3) maintain a low risk profile, 4) grow organically, and 5) maintain a strong cash dividend. These goals form the road map for our continued journey of staying on track and driving success.

At F.N.B. Corporation, one of our ongoing key strategies for success is supplementing our modest growth opportunities with expansion into higher growth markets. This was accomplished in late May 2006 with the acquisition of Harrisburg-based Legacy Bank. An eight-branch institution concentrated on business lending, Legacy's core competencies and culture fit well with our own. This was evidenced when Legacy was named the Small Business Administration's 2006 National Small 7(a) U.S. SBA Lender of the Year, an award that recognizes superior community involvement, customer service and loan growth. With this quality addition to F.N.B. Corporation, in a market with ideal demographics for growth, we are well positioned in our Capital Region. The merger is expected to be accretive to F.N.B. earnings per share after one full year of combined operations. 2007 marks the first full year of operations for Legacy Bank, and we project strong commercial loan production from that region.

Of our five contiguous operating regions, the top target market for growth in 2006 was in our Pittsburgh Region, and I'm proud to announce several exciting developments. First, I would like to welcome two new members to our Board of Directors who hail from the Pittsburgh area, Dawne S. Hickton, who was recently appointed Vice Chairman and CEO-elect of RTI International Metals, and Arthur J. Rooney, II, President of Pittsburgh Steelers Sports, Inc. Both Ms. Hickton and Mr. Rooney recently garnered national attention in *The Wall Street Journal*. These two highly experienced individuals have already made significant contributions to the Board with their financial expertise and business acumen. On another note, F.N.B. Corporation's commitment to expand into higher growth markets resulted in the opening of First National Bank's newest downtown location at Oliver Plaza, near the growing Cultural District. With our first full year in the Pittsburgh market now complete, I am pleased to say we met our loan production goal of $100 million.

F.N.B. Corporation also continued to support loan production efforts in the rapidly growing Florida Region, opening new offices in Ft. Myers and Naples, with a new Tampa office that recently opened in January 2007. This is a region that F.N.B. Corporation knows well from previous business ventures, and that experience shows in our results. In fact, we closed well in excess of our 2006 $200 million loan sales goal. Our loan originations in the Florida Region will be very instrumental as we journey forward in 2007. We look ahead to continued success in the market under the leadership of our experienced, indigenous employees, including our newly appointed Executive Vice President, Dale Dignam, for the Tampa area. In addition to our Florida loan production offices, we opened a new residential mortgage origination office in Nashville, Tennessee that is contributing to our diverse sources of revenue.

The many accomplishments of F.N.B. Corporation were achieved through the efforts of our affiliates, who played key roles in our Corporation's overall success. Regency Finance Company continues to experience growth which has taken it well beyond the boundaries of Youngstown, Ohio into many small communities in three states where it serves the unique individual financial needs of thousands of consumers.

F.N.B. Capital Corporation was a new line of business in December 2005 that made significant strides in 2006, contributing to our diversification of revenue. We attribute its early success to the strategic targeting of the underserved small- and lower middle-market businesses. F.N.B. Capital Corporation focuses on financial transactions in the areas of ownership transfer and providing of growth capital for expansion or acquisition, and fills out our Corporation's menu of offering a full spectrum of business solutions for our customers.

F.N B. Wealth Management and First National Insurance Agency, LLC continue to post profitable years, providing the Corporation with solid fee-based income and a means to deepen relationships with clients. Our Wealth Management group was further strengthened this year with the integration of Legacy Trust Company. First National Insurance Agency, LLC continues to stand as one of the largest independent insurance agencies in western Pennsylvania, offering a full line of commercial and personal insurance, employee benefits, bonds and risk management services.

Two strategies that helped us go places in 2006 were leveraging highly successful niche market products and services and introducing first-in-class services throughout our operating area. First National Bank's Lifestyle 50™ banking package for customers 50 years old or better originally received national press in *USA Today* for its unique social benefits, including an entire range of activities from trips to seminars. Lifestyle 50 banking has grown to over 60,000 members and is now First National Bank's single largest and fastest-growing retail deposit segment.

Our First Desktop Banker electronic check depositing system, an industry first unveiled by First National Bank in 2005, continued to attract new business clients and strengthen customer loyalty in 2006. First Desktop Banker has provided a way to expand customer relationships outside the region to a national level.

First National Bank was also the first major bank in our service area to offer expanded deposit convenience to our customers. With the new "Same Day Banking, All Day," customers can receive same day credit for deposits made at any First National Bank location during business hours Customers will see the added convenience of simplified recordkeeping, while reaping enhanced service at our teller windows since they will remain open all day. I am pleased to report that these innovative and convenient banking products are paying off for customers as well as our company.

The leadership of F.N.B. Corporation has guided us along our journey in 2006 and helped map our route to success. Combined, our exceptional Board of Directors brings well over 200 years of hands-on banking experience and Wall Street savvy to our organization's helm. Five of our 13 directors serve or have served as CEO of a financial services company. Three are active institutional bank investors. I can't stress enough how important a resource this leadership team is for maintaining F.N.B. Corporation's model for success. I am proud to work alongside each of them and deeply appreciate their guidance and devotion to our Company.

On another note, F.N.B. Corporation Board member Archie O. Wallace, a prominent attorney at law, will be retiring in the coming months. The entire Corporation wants to thank Mr. Wallace for his many years of dedicated service, financial expertise and ongoing leadership. We wish him well in his future endeavors wherever his roads may lead.

Thanks in part to F.N.B. Corporation's positive, national reputation, we're able to continue to recruit and hire top executive talent. In September, First National Bank welcomed new Executive Vice President of Retail Banking, Jonathan W. Roberts, who brings a wealth of retail banking experience and knowledge to our management team.

Finally, I would be remiss if I didn't extend a special thank you to all of our talented employees in the F.N.B. Corporation family. They have met and overcome all the challenges set forth by the year's turbulent market conditions. Our success is a testament to their loyal dedication and hard work. Together, our dedicated employees have successfully integrated many strategic acquisitions and expansion efforts that have re-shaped our organization structure again and again.

As we look ahead to 2007, we find ourselves well positioned for growth based on four widely accepted industry standards of success First is the ability to shift market share from the competition, which we are already beginning to achieve in Pittsburgh. Second is having a franchise focused on rapidly growing markets. This is true of our loan production office expansion across Florida. Third is having an accretive acquisition strategy, as we have recently executed in Harrisburg. And fourth is having revenue sources diversified into non-traditional banking and non-banking businesses such as F.N.B. Wealth Management, F.N.B. Capital Corporation, First National Insurance Agency and our other independent lines of business.

To get a clearer picture of our total organization and its common road to success, I encourage you to take a journey through the pages that follow. You will be taken on a guided tour through our distinctive regions, each playing an important part in driving F.N.B. Corporation to its primary destination of consistent growth and improved shareholder value. I think you will agree that we are really going places!

Sincerely,

Stephen J. Gurgovits
President and Chief Executive Officer
March 20, 2007

ERIE PA
PM
31 DEC
2006



Tom Wedzik
Regional President and CEO
North Region

What better place to start our journey than in the magnificent vineyards of northern Pennsylvania! We've enjoyed taking part in many of the local traditions here, and the people are as friendly as they come!

F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, Pennsylvania
16148



The Vineyards of Erie, Pennsylvania

Spanning 40,000 acres in Ohio, Pennsylvania and New York, the Lake Erie Region has a 150-year history in grape growing and winemaking. Visit the region to discover the art and science that pour into each bottle.

North

REGION



Pouring Everything into the Community.

With nearly a century of banking experience under our belts, we first journeyed into the northern reaches of Pennsylvania. That was in the 1990s. Today we call the surrounding area our North Region, and we take great pride in the personal relationships we've developed with our customers here. We enjoy living in our communities, knowing our neighbors, understanding their needs and giving back to the community.

While we continue to maintain the intimate, personal feel you would expect from one of the state's original community banks, we understand our customers' more sophisticated needs and have responded with new and better financial solutions. For instance, First National Insurance Agency, LLC, a subsidiary of F.N.B. Corporation, holds a strong presence in this region. We're one of the largest independent insurance agencies in western Pennsylvania, offering a full line of commercial and personal insurance, employee benefits, life insurance and innovative loss control and risk management tools.

Though the majority of revenue over the past two years has been derived from Property and Casualty Insurance, our Life and Health client base grew significantly this year and promises to be our fastest growing line of business in the future. First National Insurance Agency's net income for the year increased by $484,000 or 128.5% to $860,000 from 2005.

Our relationship with the community goes far beyond the products and services we offer. We believe in good corporate citizenship. It shows in the events we sponsor, like the 25th Annual Wine Country Harvest Festival, and the scholarships and charities our employees support, like the United Way and the American Cancer Society.

We love celebrating the pride and beauty this region offers and look forward to greater financial opportunities right here in our home communities.



Designing Innovative Services.

F.N.B. Corporation, headquartered in the Central Region, is dedicated to growing our commercial business. From the original bank location in Greenville, Pennsylvania to over 150 locations in Pennsylvania and northeast Ohio, First National Bank continues to innovate and offer our commercial clients the latest in products and services to meet changing business requirements and demands.

Through several new services designed specifically for our business clients, First National Bank makes it easier than ever to access financial information and move assets. As one of the first banks in the country to offer a desktop banking online check depositing system, our First Desktop Banker service has allowed us to grow our leadership position and customer base nationally. We've also recently introduced "Same Day Banking, All Day," extending the bank's daily cut-off time to the actual close of business, providing clients with the added convenience of same day credit for deposits, quicker service and simplified recordkeeping.

At First National Bank, we also understand that businesses have specialized needs. That's exactly why we have veteran teams of lending professionals who can provide the responsiveness of a local bank with the lending power of a larger financial institution. Our *FirstTeam* of dedicated business banking experts all work hard to help an ever-growing list of commercial customers succeed, which in turn helps our communities and the region prosper.

Another milepost in our organization's journey was reached in 1975 when F.N.B. Corporation acquired Regency Finance, also headquartered in this region. A consistent driver for the Corporation's success, Regency Finance offers diverse loan products that meet the unique financing needs of our customers. Regency Finance now has more than $150 million in assets and 53 offices in Pennsylvania, Ohio and Tennessee.

Next stop, Pittsburgh...



Central REGION



YOUNGSTOWN OH
PM
31 DEC
2006

We enjoyed traveling through this valley so much, we set up our corporate headquarters nearby. Now we're taking in all the new sights and exciting developments going on around us. And even lending a hand!

Butler Institute Museum of Art

The original structure seen to the right, dedicated in 1919, is listed on the National Register of Historic places. The Institute's holdings now exceed 20,000 individual works. The facility regularly displays works of art that utilize computers, holography, lasers and other digital media.

F.N.B. CORPORATION 2006 ANNUAL REPORT



Pete Asimakopoulos
Regional President and CEO
Central Region

F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, Pennsylvania
16148





Butler Institute images courtesy of Rudenic Photography

PITTSBURGH PA
PM
31 DEC
2006



Vincent Delie
Regional President and CEO
Pittsburgh Region

This area is thriving with opportunity and our presence in this region is expanding. We couldn't be more excited about the prospects of achieving our objectives through the flow of new business.

F.N.B. CORPORATION 2006 ANNUAL REPORT

F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, Pennsylvania
16148



PITTSBURGH'S GOLDEN TRIANGLE

Standing atop Mount Washington, sightseers enjoy the unforgettable panorama of the Allegheny and Monongahela Rivers flowing together to create the mighty Ohio. At night, lights twinkle on no fewer than 15 bridges.



Pittsburgh REGION

Commercial Banking: Climbing to New Heights.

In 2004 F.N.B. Corporation first ventured into the Pittsburgh hillsides. We now enjoy a significant presence in a market that is attractive for our retail and commercial banking businesses, as well as our wealth management, mutual funds, annuities and insurance activities.

Today we have assembled a team of Corporate Bankers that rivals our largest competitors in sophistication and experience. However, we have maintained our community bank service and local decision-making, allowing First National Bank to provide value to corporate clients of all sizes.

Recognizing that local residential and commercial real estate developers have specialized banking needs, we also formed our Pittsburgh Investment Real Estate Group, a team of seasoned real estate lending and financial management professionals.

Our journey into this region was celebrated with the recent opening of a new location in downtown Pittsburgh. Centrally located near the growing Cultural District, this new branch is positioned to offer a higher level of service to the Bank's corporate and consumer clients based in the downtown area.

F.N.B. Capital Corporation, LLC, headquartered in Pittsburgh, is a subsidiary of F.N.B. Corporation and serves as another example of our commitment to creating and growing full-service relationships with our clients. In 2006 F.N.B. Capital Corporation closed three transactions, proof of the need for mezzanine financing in the area and of its early success. As a result of these transactions, manufacturers are able to keep their operations in our regions – retaining jobs and contributing to the local economy.

The Pittsburgh Region holds so many exciting growth opportunities for expansion in the coming years. We're looking forward to exceeding your expectations!





Retail Banking: Going with the Fast Flow of Our Customers.

You've read a great deal about F.N.B. Corporation going places. In our Pittsburgh Region, let's just say our forward thinking is necessary just to keep up with our customers on the go! Two of our most popular banking services can illustrate our point.

With more than 60,000 members strong and growing, First National Bank's Lifestyle 50™ program helps attract a loyal base of customers 50-years-old or better. We're proud to say this program has attracted local and national attention in *USA Today* for its unique advantages – benefits that cater to our most financially secure consumer market. Customers enrolled in Lifestyle 50 banking receive exclusive interest rate bonuses, free services, and a newly expanded choice of exciting trips, seminars and other special events.

On the other end of the age spectrum, we're helping our younger generation to go places like college. With the new First National Bank Tuition Rewards Program, certificate of deposit holders can earn tuition credits toward any participating private college or university across the United States. Annually, participants get credits worth 5% of their total CD balance. First National Bank partnered with SAGE Scholars to offer this visionary private college scholarship program to our communities. With more than 50 of the participating colleges and universities located in Pennsylvania and Ohio, the program also helps keep students in our regions and promotes growth in the home areas we serve.





Pittsburgh REGION

Continuing in our Pittsburgh Region, we come to the inviting Laurel Highlands of southern Pennsylvania. Family traditions run deep here, but new ones are always emerging. We've enjoyed spending some quality time getting to know the needs of both the young and those still young at heart!

GREENSBURGH PA
PM
31 DEC
2006



Paul Puleo
Retail President
Pittsburgh Region

F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, Pennsylvania
16148

Frank Lloyd Wright House
Mill Run, Pennsylvania

Fallingwater is recognized as one of Frank Lloyd Wright's most acclaimed works. Designed in 1935 for the Kaufmann family in the Laurel Highlands of Pennsylvania, Wright placed the house over the falls in a series of cantilevered concrete "trays," anchored to masonry walls made of the same Pottsville sandstone as the rock ledges.



Courtesy of Western Pennsylvania Conservancy

JOHNSTOWN PA
PM
31 DEC
2006

Rolling right along Route 30, we arrived in historic Johnstown, passing a number of our locations along the way. We're proud to add to people's peace of mind with secure wealth management strategies.



Dan Holquist
Regional President and CEO
East Region

F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, Pennsylvania
16148

Inclined Plane
Johnstown, Pennsylvania

The Johnstown Inclined Plane is a cable-hauled railway that provides transportation between downtown Johnstown, on the floor of the Conemaugh River valley, and the borough of Westmont, on top of the bluff that overlooks the valley from the west.






East
REGION

Thriving Through Reinvention.

Our East Region adds a significant contribution to F.N.B. Corporation's bottom line. With deep roots and impressive customer service, we're keeping customers happy and businesses growing in an area reinvented by tourism and technology.

The F.N.B. Wealth Management Group, which continues to have a considerable presence in the East Region, is a subsidiary venturing successfully into all our regions...with particular growth opportunities in Pittsburgh and Harrisburg. The group offers Wall Street-quality investment advice, research and asset management.

Aided by First National Bank's strong existing customer relationships, the Corporation has been able to deepen those relationships through broader, longer-term financial solutions. Cross-selling synergies between our various affiliates has been an important factor in helping F.N.B. Wealth Management build an asset base of more than $1.7 billion.

Recently, our Wealth Management team introduced two new offerings to enhance our suite of investment solutions. Portfolio ProAdvisor™ gives investors access to some of the world's leading investment managers. Skill-Weighted Portfolio™ allows our investment advisors group to provide endowments, foundations and individual investors with a number of key advantages.

With the acquisition and merger of Legacy Bank located in our Capital Region – Legacy Trust Company and Legacy Investment Services have been fully integrated within F.N.B. Wealth Management. The addition of this demographically attractive market area, as well as the ability for Legacy's professional staff to effectively leverage the additional resources through F.N.B. Wealth Management, provides ample organic growth opportunities for wealth management services throughout our Capital Region... which is the next stop on our journey.



Capitalizing on a Great Merger.

May 26, 2006, marked the merger of F.N.B. Corporation with Harrisburg-based Legacy Bank. To F.N.B. Corporation, the $74.6 million merger is right on target with our strategy of going places. It means supplementing our organic growth by extending our footprint into an excellent growth market – Legacy initially added $375 million in assets and currently operates eight branches in five counties.

To Legacy Bank, the merger means higher lending limits, giving its customers greater opportunities to grow and prosper, plus access to a whole new selection of products and services. Among those are retail banking services that complement its existing business products and services, and wealth management products that enhance its current trust services.

While some products and services are new to Legacy Bank customers, the faces they're used to seeing remain the same. Regional leadership ensures that policies and decisions affecting local customers stay under the control of local executives – of huge importance to a bank built on better servicing its community.

Legacy Bank's incredible record of achievement in commercial lending is one of the attributes F.N.B. Corporation found most appealing when considering a merger. Not long after the merger, Legacy Bank was named Small Business Administration's 2006 National Small 7(a) U.S. SBA Lender of the Year, based on its community involvement, customer service and loan growth. What a great way to round out our latest journey in our home state as we continue down south.




Capital
REGION



HARRISBURG PA
PM
31 DEC
2006
Greetings from Harrisburg! As planned, we arrived in the spring and we love it as much as we thought we would. The people are friendly and the opportunities are plentiful.
Lloyd Lamm
Retail President
Capital Region
F.N.B. CORPORATION 2006 ANNUAL REPORT
F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, Pennsylvania
16148
Pennsylvania Capitol Building
Harrisburg, Pennsylvania
At the dedication of the Pennsylvania State Capitol Building in 1906, President Teddy Roosevelt described this structure as "the handsomest building I ever saw." The Capitol dome rises 272 feet. This vaulted dome weighs 52 million pounds and was modeled after St. Peter's Basilica in Rome.

SARASOTA FL
PM
31 DEC
2006



Jody Hudgins
Executive Vice President
Florida Region

The heat down here is a perfect metaphor for the great business climate for commercial lending! Florida has been a wonderful stop on our journey that has no end when it comes to opportunity!

F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, Pennsylvania
16148



Sarasota, Florida

Nestled on the sun-drenched beaches of the Gulf of Mexico, Sarasota is known for its world-class shopping, dining, golf courses and some of the most luxurious waterfront estates and condos in the world.



Florida
REGION



0000017

High Tide for Expansion.

As further evidence of our growth strategy, in 2006 we doubled our presence in the Florida Region with the opening of two new loan production offices in Ft. Myers and Naples.

Then, in early 2007, we opened another office in Tampa. This move is an excellent opportunity to expand our loan and revenue capacity by capitalizing on Florida's exceptional growth. The types of loans being generated here are commercial real estate in nature, including construction.

In 2006 our commercial loan production was well in excess of our $200 million goal primarily as a result of activities in our Orlando and Sarasota offices. We expect to enhance that positive loan growth with our new offices. Best of all, our team is made up of vastly experienced professionals, many of whom we already know and trust. They are members of the leadership team of our former Florida operation.

The employees representing First National Bank in Florida understand our strong credit culture and our stringent underwriting standards. The quality of the transactions, the strength of our borrowers, and the rational rates on the transactions are all reasons why we believe this journey into the Sunshine State can only be thought of as a road to success.



Financial Information

(In thousands, except per share data)	2006	2005	% Change
Performance			
Net income	$67,649	$55,258	22
Net income per common share, basic	$1.15	$0.99	16
Net income per common share, diluted	$1.14	$0.98	16
Cash dividends per common share	$0.94	$0.93	1
Efficiency ratio(a)	57.48 %	61.09 %	
Net interest margin	3.71 %	3.85 %	
At Year End			
Total assets	$6,007,592	$5,590,326	7
Loans	$4,253,144	$3,749,047	13
Deposits	$4,372,842	$4,011,943	9
Stockholders' equity	$537,372	$477,202	13
Book value per share	$8.90	$8.31	7
Market price per share	$18.27	$17.36	5
Common shares outstanding	60,394	57,419	5
Market capitalization	$1,103,403	$996,795	11
Asset Quality Ratios			
Non-performing loans as a percent of total loans	0.66 %	0.88 %	
Net loan charge-offs as a percent of average loans	0.29 %	0.46 %	

(a) The efficiency ratio is defined as non-interest expense less amortization of intangibles divided by the sum of tax-equivalent net interest income and non-interest income.


Cash Dividends Per Share
(In Dollars)
0.92
0.93
0.94
2004
2005
2006


Book Value Per Share
(In Dollars)
6.47
8.31
8.90
2004
2005
2006

Management's Report on Internal Control Over Financial Reporting

F.N.B. Corporation (the Corporation) is responsible for the preparation, integrity and fair presentation of the consolidated financial statements included in our Annual Report on Form 10-K. The consolidated financial statements and notes included in the Annual Report on Form 10-K have been prepared in conformity with the United States generally accepted accounting principles (U.S. GAAP).

We, as management of the Corporation, are responsible for establishing and maintaining effective internal control over financial reporting. The Corporation's internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company's financial statements for external reporting purposes in accordance with U.S. GAAP.

The Audit Committee, consisting entirely of independent directors, meets regularly with management, internal auditors and the independent registered public accounting firm.

Management assessed the effectiveness of the Corporation's system of internal control over financial reporting at December 31, 2006, in relation to criteria set forth for effective internal control over financial reporting as described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that at December 31, 2006, the Corporation's internal control over financial reporting is effective and meets the criteria of the "Internal Control – Integrated Framework." Ernst & Young LLP, an independent registered public accounting firm, has issued an audit report on management's assessment of the Corporation's internal control over financial reporting, included below.

Stephen J. Gurgovits
President and Chief Executive Officer

Brian F. Lilly
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
F.N.B. Corporation

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of F.N.B. Corporation and subsidiaries at December 31, 2006 and 2005 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006, (not presented separately herein) and in our report dated February 23, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, information set forth in the accompanying condensed consolidated financial statements (presented on pages 20 and 21) is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of F.N.B. Corporation's internal control over financial reporting at December 31, 2006, based on criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2007, (not presented separately herein) expressed an unqualified opinion thereon.

Ernst & Young LLP

Pittsburgh, Pennsylvania
February 23, 2007

F.N.B. Corporation and Subsidiaries

Condensed Consolidated Balance Sheets

	December 31	
	2006	2005
	Dollars in thousands	
Assets		
Cash and due from banks	$ 122,362	$ 131,604
Interest bearing deposits with banks	1,472	627
Securities available for sale	258,279	279,219
Securities held to maturity	776,079	881,139
Mortgage loans held for sale	3,955	4,740
Loans, net of unearned income	4,253,144	3,749,047
Allowance for loan losses	(52,575)	(50,707)
Net loans	4,200,569	3,698,340
Premises and equipment, net	86,532	87,013
Goodwill and other intangible assets, net	266,338	219,755
Bank owned life insurance	131,391	122,666
Other assets	160,615	165,223
Total Assets	$6,007,592	$5,590,326
Liabilities		
Deposits		
Non-interest bearing demand	$ 654,617	$ 688,391
Savings and NOW	1,944,707	1,675,395
Certificates and other time deposits	1,773,518	1,648,157
Total deposits	4,372,842	4,011,943
Other liabilities	62,547	59,634
Short-term borrowings	363,910	378,978
Long-term debt	519,890	533,703
Junior subordinated debt owed to unconsolidated subsidiary trusts	151,031	128,866
Total Liabilities	5,470,220	5,113,124
Stockholders' Equity		
Common stock	601	575
Additional paid-in capital	506,024	454,546
Retained earnings	33,321	24,376
Accumulated other comprehensive income	(1,546)	3,597
Deferred stock compensation	–	(4,154)
Treasury stock	(1,028)	(1,738)
Total Stockholders' Equity	537,372	477,202
Total Liabilities and Stockholders' Equity	$6,007,592	$5,590,326

F.N.B. Corporation and Subsidiaries
Condensed Consolidated Statements of Income

	Year Ended December 31		
	2006	2005	2004
	Dollars in thousands, except per share data		
Interest Income			
Loans, including fees	$288,553	$240,966	$208,307
Securities	52,609	54,107	45,247
Other	1,260	407	14
Total Interest Income	342,422	295,480	253,568
Interest Expense			
Deposits	106,679	66,112	52,400
Short-term borrowings	15,785	14,501	7,278
Long-term debt	20,752	19,872	18,726
Junior subordinated debt owed to unconsolidated subsidiary trusts	10,369	8,295	5,986
Total Interest Expense	153,585	108,780	84,390
Net Interest Income	188,837	186,700	169,178
Provision for loan losses	10,412	12,176	16,280
Net Interest Income After Provision for Loan Losses	178,425	174,524	152,898
Non-Interest Income			
Service charges	40,053	38,121	32,569
Insurance commissions and fees	13,988	12,794	11,245
Securities commissions and fees	4,871	4,490	4,954
Trust	7,780	7,125	6,926
Bank owned life insurance	3,368	3,301	3,459
Gain on sale of mortgage loans	1,607	1,393	1,769
Gain (loss) on sale of securities	1,802	(11,703)	607
Impairment loss on equity security	–	(1,953)	-
Gain on sale of branches	–	-	4,135
Data processing contract termination	–	-	3,840
Other	5,806	4,239	7,822
Total Non-Interest Income	79,275	57,807	77,326
Non-Interest Expense			
Salaries and employee benefits	83,649	81,035	71,328
Net occupancy and equipment	27,563	25,577	24,346
Amortization of intangibles	4,148	3,743	2,415
State taxes	4,682	3,951	4,244
Advertising and promotional	2,845	3,210	2,142
Insurance claims paid	2,558	2,654	2,696
Merger related	564	1,303	1,681
Debt extinguishment penalty	-	-	2,245
Other	34,505	33,753	29,795
Total Non-Interest Expense	160,514	155,226	140,892
Income Before Income Taxes	97,186	77,105	89,332
Income taxes	29,537	21,847	27,537
Net Income	$67,649	$ 55,258	$ 61,795
Net Income per Common Share			
Basic	$1.15	$0.99	$1.31
Diluted	$1.14	$0.98	$1.29



Gary J. Roberts
President and CEO
First National Bank of Pennsylvania

I'm proud that First National Bank has played such an important role in F.N.B. Corporation's non-stop journey to success. Throughout this annual report, you've taken a tour of our bank's regions and experienced the diversity and future opportunities of each. It is that diversity that unites us and keeps us focused on providing our customers with products and services that help them go places in their personal and business lives.

This past year we have accomplished even more than we planned, as a result of the leadership and guidance of our regional presidents (featured throughout the report), who each have taken their own journeys to offer significant contributions to our success.

Thanks to the unfaltering loyalty and hard work of F.N.B. Corporation's affiliate presidents and the board members shown below and to the right, we continue to work together as a unified team focused on contributing to the success of a truly dynamic company that is really going places.



Kim Craig
President and CEO
F.N.B. Wealth Management

Craig received his Bachelor of Science degree in Business Administration from West Virginia University with designated majors in finance and accounting. He served as Executive Vice President, Asset Management Group, of Promistar Financial Corporation prior to his appointment as President and Chief Operating Officer of Promistar Trust Company in May of 1990. Craig was appointed President and CEO of F.N.B. Wealth Management after the acquisition of Promistar by F.N.B. Corporation in January 2002.



Stephen J. Gurgovits, Jr.
President and CEO
F.N.B. Capital Corporation

Prior to becoming President and CEO, Gurgovits was Vice President and Senior Portfolio Manager for F.N.B. Investment Advisors. Gurgovits graduated with High Distinction from Pennsylvania State University with a Bachelor of Science degree in Accounting. He became a Certified Public Accountant (CPA) in the Commonwealth of Pennsylvania in 1995 and earned his MBA from Katz School of Business at the University of Pittsburgh. He also attained the Chartered Financial Analyst (CFA) designation.



James J. Morrell
President and CEO
First National Insurance Agency

Morrell is a graduate of Bucknell University in Lewisburg, Pennsylvania. He began his career as a management consultant working with clients in both the United States and Canada. In 1977 he entered the insurance industry with S.J. Morrell, Inc. in Pittsburgh. In 1983 he became one of the early recipients of the Certified Insurance Counselor (CIC) designation, which recognizes excellence through continuing insurance education.



Robert T. Rawl
President and CEO
Regency Finance Company

Rawl began his career in the consumer finance business in 1974 after graduating from Cuyahoga Community College in Cleveland, Ohio. After rising through the ranks in large multi-state financial services companies, Rawl joined Regency Finance Company in 1997 as Executive Vice President and Chief Operating Officer. Rawl became President and CEO in 1999.

F.N.B. CORPORATION BOARD OF DIRECTORS

Over 200 Combined Years of Financial Services Leadership.



William B. Campbell
Retired Businessman
Campbell has been with F.N.B. Corporation from the beginning, helping it grow to where it is today. As one of our longest serving directors, Campbell serves as the Lead Director for the Corporation.



Henry M. Ekker
Attorney at Law
Ekker, Kuster, McConnell & Epstein, LLP
Partner at Mercer County's largest local law firm and member of the Pennsylvania and Mercer County Bar Associations, Ekker has built quite a name for himself in the communities he serves.



Robert B. Goldstein
Director
RS Group Holdings, Inc.
With a history of increasing value and profitability wherever he goes, Goldstein is an excellent asset to the Board. He is an experienced banker having served on over 15 financial institution boards.



Stephen J. Gurgovits
President and CEO, F.N.B. Corporation
Chairman, First National Bank of Pennsylvania
Recent Chairman of the Pennsylvania Bankers Association and current board member of the American Bankers Association, Gurgovits is a recognized leader in economic development.



Dawne S. Hickton
Vice Chairman and CEO-elect
RTI International Metals, Inc.
Hickton's extensive responsibilities with an NYSE-listed public company and her extensive education, legal and business experience make her a valuable resource to the Board.



David J. Malone
President and CEO
Gateway Financial
A member of numerous non-profit and community boards in the Pittsburgh region, Malone is active in advancing the quality of life in the communities he serves.



Peter Mortensen
Chairman
F.N.B. Corporation
With more than 50 years in the banking industry, Mortensen has supervised the growth of F.N.B. Corporation to assets of over $6.0 billion.



Harry F. Radcliffe
Investment Manager
Radcliffe has been the CEO of three publicly held savings banks throughout his 34-year career, spreading his financial expertise far and wide. Radcliffe serves as Chairman of the Corporation's Audit Company.



Arthur J. Rooney II
President
Pittsburgh Steelers Sports, Inc.
Rooney was principally responsible for the design, development and financing plan for Heinz Field, home of the Pittsburgh Steelers. His business experience and high profile are important assets to the Board.



John W. Rose
President
McAllen Capital Partners, Inc.
Rose's impressive educational background and financial expertise have helped him cultivate financial institutions across the nation. He has served on more than 20 financial institution boards throughout his career.



William J. Strimbu
President
Nick Strimbu, Inc.
A member of a variety of community service associations, including the American Trucking Association and the Ohio Trucking Association, Strimbu is familiar with moving organizations forward.



Earl K. Wahl, Jr.
Owner
J.E.D. Corporation
Experienced in several fields, including banking, restaurant ownership, construction and mining, Wahl brings diverse capabilities and a world of leadership to the Board.



Archie O. Wallace
Attorney at Law
Wallace Law Firm, LLP
Wallace is the past recipient of the A. Louis and Barbara Thiel Award, which is awarded to residents who demonstrate exemplary character, continuity of leadership and long-term community service.

FIRST NATIONAL BANK OF PENNSYLVANIA BOARD OF DIRECTORS

Ann K. Balazs	George H. Groves	Gary P. Schneider
William B. Campbell	Stephen J. Gurgovits	Michael B. Smith
G.A. (Pete) Colton, Jr.	Kenneth R. James	William R. Snoddy
Delores Crawford	James E. Knarr, DMD	William J. Strimbu
Donald A. DeGol, Sr.	Brenda K. McBride	Archie O. Wallace
Henry M. Ekker	Scott A. McDowell	Joseph P. Walton
Nicholas C. Geanopulos	Peter Mortensen	Donato B. Zucco
Gus P. Georgiadis	Gary J. Roberts	

Corporate Information

Corporate Headquarters

F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, Pennsylvania 16148
Telephone: (888) 981-6000
Website: www.fnbcorporation.com

Corporate Officers

Stephen J. Gurgovits, President and CEO
Brian F. Lilly, Chief Financial Officer
David B. Mogle, Corporate Secretary
Scott D. Free, Treasurer
James G. Orie, Chief Legal Officer

Annual Meeting

The Annual Meeting of Shareholders will be held on Monday, May 14, 2007, at 4:00 p.m., at the F.N.B. Technology Center in Hermitage, Pennsylvania.

Internet Information

Information about F.N.B. Corporation's financial results, acquisitions and its products and services is available on the Internet at www.fnbcorporation.com.

Financial Information

The Annual Report on Form 10-K is filed with the Securities and Exchange Commission (SEC). Copies of this document and other filings, including exhibits thereto, may be obtained electronically at the SEC's home page at www.sec.gov or at F.N.B.'s home page at www.fnbcorporation.com.

Quarterly Reports

Quarterly earnings release dates for 2007 are January 18, April 19, July 19 and October 18. Results are released to the press and then posted on F.N.B. Corporation's website.

Dividend Payment Dates

F.N.B. Corporation has historically paid regular quarterly dividends in March, June, September and December.

Annual Report

To order additional copies of the 2006 Annual Report, please contact the F.N.B. Corporation Shareholder Relations Department at One F.N.B. Boulevard, Hermitage, Pennsylvania 16148.
Telephone: (724) 983-4944
Fax: (724) 983-4873

Common Stock Information at December 31, 2006

Shares issued	60,451,533
Shares outstanding	60,394,279
Treasury shares	57,254
Number of shareholders of record	11,067
Closing market price per share	$18.27
Cash dividends per common share	$0.94
Book value per share	$8.90
Stock exchange	NYSE
Stock symbol	FNB

Dividend Reinvestment Plan

F.N.B. Corporation offers a Dividend Reinvestment Plan that allows shareholders to reinvest their dividends in additional company common stock at the prevailing market price. A prospectus and an enrollment form may be obtained upon request by visiting our website, by phoning Shareholder Relations at (724) 983-4944, or by writing to F.N.B. Corporation, Shareholder Relations, One F.N.B. Boulevard, Hermitage, Pennsylvania 16148.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K
Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006
Commission file number 001-31940

F.N.B. CORPORATION
(Exact name of registrant as specified in its charter)

Florida	**25-1255406**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One F.N.B. Boulevard, Hermitage, PA	**16148**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **724-981-6000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on which Registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer ☑ Accelerated Filer ☐ Non-accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's outstanding voting common stock held by non-affiliates on June 30, 2006, determined using a per share closing price on that date of $15.77, as quoted on the New York Stock Exchange, was $885,897,665.

As of January 31, 2007, the registrant had outstanding 60,404,759 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement of F.N.B. Corporation to be filed pursuant to Regulation 14A for the Annual Meeting of Stockholders to be held on May 14, 2007 (Proxy Statement) are incorporated by reference into Part III of this Annual Report on Form 10-K. The Proxy Statement will be filed on or before April 30, 2007.

INDEX PAGE

PART I

Forward-Looking Statements: From time to time F.N.B. Corporation (the Corporation) has made and may continue to make written or oral forward-looking statements with respect to the Corporation's outlook or expectations for earnings, revenues, expenses, capital levels, asset quality or other future financial or business performance, strategies or expectations, or the impact of legal, regulatory or supervisory matters on the Corporation's business operations or performance. This Annual Report on Form 10-K (the Report) also includes forward-looking statements. With respect to all such forward-looking statements, see Cautionary Statement Regarding Forward-Looking Information in Item 7 of this Report.

ITEM 1. BUSINESS

The Corporation was formed in 1974 as a bank holding company. During 2000, the Corporation elected to become and remains a financial holding company under the Gramm-Leach-Bliley Act of 1999. The Corporation has four reportable business segments: Community Banking, Wealth Management, Insurance and Consumer Finance. As of December 31, 2006, the Corporation had 154 Community Banking offices in Pennsylvania and Ohio and 53 Consumer Finance offices in those states and Tennessee. The Corporation, through its Community Banking affiliate, also had four commercial loan production offices in Florida and one mortgage loan production office in Tennessee as of that date.

The Corporation, through its subsidiaries, provides a full range of financial services, principally to consumers and small- to medium-sized businesses in its market areas. The Corporation's business strategy focuses primarily on providing quality, community-based financial services adapted to the needs of each of the markets it serves. The Corporation emphasizes its community orientation by allowing local management certain autonomy in decision-making, enabling it to respond to customer requests more quickly and to concentrate on transactions within its market areas. However, while the Corporation seeks to preserve some decision-making at a local level, it has established centralized legal, loan review and underwriting, accounting, investment, audit, loan operations and data processing functions. The centralization of these processes has enabled the Corporation to maintain consistent quality of these functions and to achieve certain economies of scale.

On January 1, 2004, the Corporation spun off its Florida operations into a separate, publicly traded company known as First National Bankshares of Florida, Inc. (Bankshares). Effective January 1, 2004, the Corporation transferred all of its Florida operations, which included a community bank, wealth management and insurance agency, to Bankshares. At the same time, the Corporation distributed all of the outstanding stock of Bankshares to the Corporation's stockholders of record as of December 26, 2003. Stockholders eligible for the distribution received one share of Bankshares common stock for each outstanding share of the Corporation's common stock held. Immediately following the distribution, the Corporation and its subsidiaries did not own any shares of Bankshares common stock and Bankshares became an independent public company. Concurrent with the spin-off of its Florida operations, the Corporation moved its executive offices from Naples, Florida to Hermitage, Pennsylvania on January 1, 2004.

As a result of the spin-off, for periods prior to January 1, 2004, the Florida operations' earnings have been reclassified as discontinued operations and assets and liabilities related to these discontinued operations have been disclosed separately in Item 6, Selected Financial Data.

Business Segments

In addition to the following information relating to the Corporation's business segments, information is contained in the Business Segments footnote in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report. As of December 31, 2006, the Community Banking segment consisted of a regional community bank. The Wealth Management segment consisted of a trust company, a registered investment advisor and a subsidiary which offers broker-dealer services through a third party networking arrangement with a non-affiliated licensed broker-dealer entity. The Insurance segment consisted of an insurance agency and a reinsurer. The Consumer Finance segment consisted of a multi-state consumer finance company.

Community Banking

The Corporation's Community Banking affiliate, First National Bank of Pennsylvania (FNBPA), offers services traditionally offered by full-service commercial banks, including commercial and individual demand, savings and time deposit accounts and commercial, mortgage and individual installment loans.

The goal of Community Banking is to generate quality, profitable revenue growth through increased business with its current customers, attraction of new customer relationships through FNBPA's current branches and loan production offices and expansion into new and existing markets through de novo branch openings, acquisitions and the establishment of additional loan production offices. Consistent with this strategy, on May 26, 2006, October 7, 2005 and February 18, 2005, the Corporation completed its acquisitions of The Legacy Bank (Legacy), North East Bancorp, Inc. (North East) and NSD Bancorp, Inc. (NSD), respectively. For information pertaining to these acquisitions, see the Mergers and Acquisitions footnote in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report. In addition, the Corporation considers Community Banking a fundamental source of revenue opportunity through the cross-selling of products and services offered by the Corporation's other business segments.

Community Banking also includes four commercial loan production offices in Florida and a mortgage loan production office in Tennessee which were opened in 2005 and 2006, the underwriting for which is performed centrally. The Corporation has recent prior experience and knowledge of the Florida market due to its former ownership of the Bankshares operations, which were spun off on January 1, 2004.

The lending philosophy of Community Banking is to establish quality customer relationships while minimizing credit losses by following strict credit approval standards (which include independent analysis of realizable collateral value), diversifying its loan portfolio by industry and borrower and conducting ongoing review and management of the loan portfolio. Commercial loans are generally made to established businesses within the geographic market areas served by Community Banking. Consistent with its lending philosophy, Community Banking does not have any highly leveraged transaction loans.

No material portion of the loans or deposits of Community Banking has been obtained from a single or small group of customers, and the loss of any one customer's loans or deposits or a small group of customers' loans or deposits by Community Banking would not have a material adverse effect on the Community Banking segment or on the Corporation. The majority of the loans and deposits have been generated within the areas in which Community Banking operates.

Wealth Management

Wealth Management delivers comprehensive wealth management services to individuals, corporations and retirement funds as well as existing customers of Community Banking. Wealth Management provides services to individuals and corporations located within the Corporation's geographic markets.

The Corporation's trust subsidiary, First National Trust Company (FNTC), provides a broad range of personal and corporate fiduciary services, including the administration of decedent and trust estates. As of December 31, 2006, the market value of trust assets under management totaled approximately $1.7 billion.

The Corporation's Wealth Management segment also includes two other wholly-owned subsidiaries. First National Investment Services Company, LLC offers a broad array of investment products and services for customers of Wealth Management through a networking relationship with a third-party licensed brokerage firm. F.N.B. Investment Advisors, Inc. (Investment Advisors), an investment advisor registered with the Securities and Exchange Commission (SEC), offers customers of Wealth Management objective investment programs featuring mutual funds, annuities, stocks and bonds.

FNTC is required to maintain certain minimum capitalization levels in accordance with regulatory requirements. FNTC periodically measures its capital position to ensure all minimum capitalization levels are met.

No material portion of the business of Wealth Management has been obtained from a single or small group of customers, and the loss of any one customer's business or the business of a small group of customers by

Wealth Management would not have a material adverse effect on the Wealth Management segment or on the Corporation.

Insurance

The Corporation's Insurance segment operates principally through First National Insurance Agency, LLC (FNIA). FNIA is a full-service agency offering numerous lines of commercial and personal insurance through major carriers to businesses and individuals primarily within the Corporation's geographic markets. The goal of FNIA is to grow revenue through cross-selling to existing clients of Community Banking and to gain new clients through its own channels.

The Corporation's Insurance segment also includes a reinsurance subsidiary, Penn-Ohio Life Insurance Company (Penn-Ohio). Penn-Ohio underwrites, as a reinsurer, credit life and accident and health insurance sold by the Corporation's lending subsidiaries. Additionally, FNBPA owns a direct subsidiary, First National Corporation (a Pennsylvania corporation), which offers title insurance products.

No material portion of the business of Insurance has been obtained from a single or small group of customers, and the loss of any one customer's business or the business of a small group of customers by Insurance would not have a material adverse effect on the Insurance segment or on the Corporation.

Consumer Finance

The Corporation's Consumer Finance segment operates through its wholly-owned subsidiary, Regency Finance Company (Regency), which is involved principally in making personal installment loans to individuals and purchasing installment sales finance contracts from retail merchants. Such activity is primarily funded through the sale of the Corporation's subordinated notes at Regency's branch offices. The Consumer Finance segment operates in Pennsylvania, Ohio and Tennessee.

No material portion of the business of Consumer Finance has been obtained from a single or small group of customers, and the loss of any one customer's business or the business of a small group of customers by Consumer Finance would not have a material adverse effect on the Consumer Finance segment or on the Corporation.

Other

The Corporation also has six other subsidiaries. First National Corporation (a Delaware corporation) holds equity securities and other assets for the holding company. F.N.B. Statutory Trust I and F.N.B. Statutory Trust II hold the junior subordinated debt securities of the Corporation (debentures). Regency Consumer Financial Services, Inc. and FNB Consumer Financial Services, Inc. are the general partner and limited partner, respectively, of FNB Financial Services, LP, a company established to issue, administer and repay subordinated notes. F.N.B. Capital Corporation, LLC (FNB Capital) offers subordinated debt and other types of financing options for small- to medium-sized commercial enterprises that need financial assistance beyond the parameters of typical bank commercial lending products. These subsidiaries, along with the Parent company and intercompany eliminations, are included in the Other category in the Business Segments footnote in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

Market Area and Competition

The Corporation primarily operates in Pennsylvania and northeastern Ohio in an area that has a diversified mix of light manufacturing, service and distribution industries. This area is served by several major interstate highways and is located at the approximate midpoint between New York City and Chicago. This area includes the Great Lakes shipping port of Erie, the Pennsylvania state capital of Harrisburg and the Greater Pittsburgh International Airport. The Corporation also has four commercial loan production offices in Florida and one mortgage loan production office in Tennessee. In addition to Pennsylvania, the Corporation's Consumer Finance segment also operates in northern and central Tennessee and central and southern Ohio.

The Corporation's subsidiaries compete for deposits, loans and financial services business with a large number of other financial institutions, such as commercial banks, savings banks, savings and loan associations, credit life insurance companies, mortgage banking companies, consumer finance companies, credit unions and commercial finance and leasing companies, many of which have greater resources than the Corporation. In providing wealth and asset management services, as well as insurance brokerage and merchant banking products and services, the Corporation's subsidiaries compete with many other financial services firms, brokerage firms, mutual fund complexes, investment management firms, merchant and investment banking firms, trust and fiduciary service providers and insurance agencies.

In Regency's market areas of Pennsylvania, Ohio and Tennessee, the active competitors include banks, credit unions and national, regional and local consumer finance companies, some of which have substantially greater resources than that of Regency. The ready availability of consumer credit through charge accounts and credit cards constitutes additional competition. In this market area, competition is based on the rates of interest charged for loans, the rates of interest paid to obtain funds and the availability of customer services.

The ability to access and use technology is an increasingly important competitive factor in the financial services industry. Technology is not only important with respect to delivery of financial services, but also in processing information. The Corporation and each of its subsidiaries must continually make technological investments to remain competitive in the financial services industry.

Mergers and Acquisitions

See the Mergers and Acquisitions footnote in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

Employees

As of January 31, 2007, the Corporation and its subsidiaries had 1,487 full-time and 357 part-time employees. Management of the Corporation considers its relationship with its employees to be satisfactory.

Government Supervision and Regulation

The following discussion describes elements of an extensive regulatory framework applicable to bank holding companies, financial holding companies and banks and specific information about the Corporation and its subsidiaries. Federal regulation of banks, bank holding companies and financial holding companies is intended primarily for the protection of depositors and the Bank Insurance Fund rather than for the protection of stockholders and creditors. Numerous laws and regulations govern the operations of financial services institutions and their holding companies. Accordingly, the following discussion is general in nature and does not purport to be complete or to describe all of the laws and regulations that apply to the Corporation and its subsidiaries.

General

As a registered bank holding company and financial holding company, the Corporation is subject to the supervision of, and regular inspection by, the Board of Governors of the Federal Reserve System (FRB). The Corporation's subsidiary bank (FNBPA) and trust company (FNTC) are organized as national banking associations, which are subject to regulation, supervision and examination by the Office of the Comptroller of the Currency (OCC). Likewise, FNBPA is subject to certain regulatory requirements of the Federal Deposit Insurance Corporation (FDIC), the FRB and other federal and state regulatory agencies. In addition to banking laws, regulations and regulatory agencies, the Corporation and its subsidiaries are subject to various other laws and regulations and supervision and examination by other regulatory agencies, all of which directly or indirectly affect the operations and management of the Corporation and its ability to make distributions to its stockholders.

As a regulated financial holding company, the Corporation's relationships and good standing with its regulators are of fundamental importance to the continuation and growth of the Corporation's businesses. The FRB, OCC, FDIC and SEC have broad enforcement powers, and authority to approve, deny or refuse to act upon applications or notices of the Corporation or its subsidiaries to conduct new activities, acquire or divest businesses or assets or reconfigure existing operations. In addition, the Corporation, FNBPA and FNTC are subject to examination by various regulators, which results in examination reports (which are not publicly available) and ratings that can impact the conduct and growth of the Corporation's businesses. These examinations consider not only compliance with applicable laws and regulations, including bank secrecy and anti-money laundering requirements, but also loan quality and administration, capital levels, asset quality and risk, management ability and performance, earnings, liquidity and various other factors, including community reinvestment. An examination downgrade by any of the Corporation's federal bank regulators could potentially result in the imposition of significant limitations on the activities and growth of the Corporation and its subsidiaries.

A financial holding company and the companies under its control are permitted to engage in activities considered "financial in nature or incidental thereto" as defined by the Gramm-Leach-Bliley Act and FRB interpretations, including, without limitation, insurance and securities activities, and therefore may engage in a broader range of activities than permitted for bank holding companies and their subsidiaries. A financial holding company may engage directly or indirectly in activities considered financial in nature, either de novo or by acquisition, provided the financial holding company gives the FRB after-the-fact notice of the new activities. The Gramm-Leach-Bliley Act also permits national banks, such as FNBPA, to engage in activities considered financial in nature through a financial subsidiary, subject to certain conditions and limitations and with the approval of the OCC.

The FRB is the "umbrella" regulator of a financial holding company. In addition, a financial holding company's operating entities, such as its subsidiary broker-dealers, investment managers, merchant banking operations, investment companies, insurance companies and banks, are also subject to the jurisdiction of various federal and state "functional" regulators.

Interstate Banking

Bank holding companies, including those that are also financial holding companies, are required to obtain the prior approval of the FRB before acquiring more than five percent of any class of voting stock of any non-affiliated bank. Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (Interstate Banking Act), a bank holding company may acquire banks located in states other than its home state without regard to the permissibility of such acquisitions under state law, but subject to any state requirement that the bank has been organized and operating for a minimum period of time, not to exceed five years, and the requirement that the bank holding company, after the proposed acquisition, controls no more than 10 percent of the total amount of deposits of insured depository institutions in the United States and no more than 30 percent or such lesser or greater amount set by state law of such deposits in that state.

Subject to certain restrictions, the Interstate Banking Act also authorizes banks to merge across state lines to create interstate banks. The Interstate Banking Act also permits a bank to open new branches in a state in which it does not already have banking operations if such state enacts a law permitting de novo branching. During 2006, the Corporation had one retail subsidiary national bank, FNBPA. FNBPA owns and operates eleven interstate branch offices within Ohio.

Recent Statutory Developments

The Financial Services Regulatory Relief Act of 2006 (Relief Act) was enacted into law on October 13, 2006. The Relief Act is generally designed to remove or reduce various regulatory constraints and compliance orders imposed on the banking industry.

Changes in Regulations

Various legislation, including proposals to change substantially the financial institution regulatory system and to expand or contract the powers of banking institutions and bank holding companies, is from time to time introduced in Congress. This legislation may change banking statutes and the operating environment of the Corporation and its subsidiaries in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions and other financial institutions. The Corporation cannot predict whether any of this potential legislation will be enacted, and, if enacted, the effect that it, or any implemented regulations, would have on the financial condition or results of operations of the Corporation or any of its subsidiaries. A change in statutes, regulations or regulatory policies applicable to the Corporation or its subsidiaries could have a material adverse effect on the business of the Corporation and its subsidiaries.

Capital and Operational Requirements

The FRB, the OCC and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, these regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels, whether because of its financial condition or actual or anticipated growth. The FRB's risk-based guidelines define a three-tier capital framework. Tier 1 capital includes common stockholders' equity and qualifying preferred stock, less goodwill and other adjustments. Tier 2 capital consists of preferred stock not qualifying as Tier 1 capital, mandatory convertible debt, limited amounts of subordinated debt, other qualifying term debt and the allowance for loan losses up to 1.25 percent of risk-weighted assets. Tier 3 capital includes subordinated debt that is unsecured, fully paid, has an original maturity of at least two years, is not redeemable before maturity without prior approval by the FRB and includes a lock-in clause precluding payment of either interest or principal if the payment would cause the issuing bank's risk-based capital ratio to fall or remain below the required minimum.

The sum of Tier 1 and 2 capital represents the Corporation's qualifying total capital. Risk-based capital ratios are calculated by dividing Tier 1 and total capital by risk-weighted assets. Assets and off-balance sheet exposures are assigned to one of four categories of risk-weights, based primarily on relative credit risk. The minimum Tier 1 capital ratio is four percent and the minimum total capital ratio is eight percent. At December 31, 2006, the Corporation's Tier 1 and total capital ratios under these guidelines were 9.9% and 11.4%, respectively. At December 31, 2006, the Corporation had $146.5 million of capital securities that qualified as Tier 1 capital and $9.1 million of subordinated debt that qualified as Tier 2 capital.

The leverage ratio is determined by dividing Tier 1 capital by adjusted average total assets. Although the stated minimum ratio is 100 to 200 basis points above three percent, banking organizations are required to maintain a ratio of at least five percent to be classified as well-capitalized. The Corporation's leverage ratio at December 31, 2006 was 7.3% and as such, the Corporation meets its leverage ratio requirements.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), among other things, identified five capital categories for insured depository institutions (well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital-raising requirements. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of five percent of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.

The various regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by FDICIA, using the total risk-based capital, Tier 1 risk-based capital and leverage capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a "well-capitalized" institution must have a Tier 1 risk-based capital ratio of at least six percent, a total risk-based capital ratio of at least ten percent and a leverage ratio of at least five percent and not be subject to a capital directive order. Under these guidelines, FNBPA was considered well-capitalized as of December 31, 2006.

Federal regulators must also take into consideration (a) concentrations of credit risk; (b) interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance sheet position) and (c) risks from non-traditional activities, as well as an institution's ability to manage those risks when determining the adequacy of an institution's capital. This evaluation is made as a part of the institution's regular safety and soundness examination. In addition, the Corporation, and any bank with significant trading activity, must incorporate a measure for market risk in their regulatory capital calculations.

Dividend Restrictions

The Corporation's primary source of funds for cash distributions to its stockholders, and funds used to pay principal and interest on its indebtedness, are dividends received from FNBPA. FNBPA is subject to federal laws and regulations governing its ability to pay dividends to the Corporation. In addition to dividends from FNBPA, other sources of parent company liquidity for the Corporation include cash and short-term investments, as well as dividends and loan repayments from other subsidiaries. FNBPA is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums. The appropriate federal regulatory agency is authorized to determine under certain circumstances relating to the financial condition of a bank or bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

In addition, the ability of the Corporation and FNBPA to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under FDICIA, as described above. The right of the Corporation, its stockholders and its creditors to participate in any distribution of the assets or earnings of its subsidiaries is further subject to the prior claims of creditors of the respective subsidiaries.

Source of Strength

According to FRB policy, a financial or bank holding company is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each such subsidiary. Consistent with the "source of strength" policy for subsidiary banks, the FRB has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common stockholders has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the Corporation's capital needs, asset quality and overall financial condition. This support may be required at times when a bank holding company may not be able to provide such support. Similarly, under the cross-guarantee provisions of the Federal Deposit Insurance Act, in the event of a loss suffered or anticipated by the FDIC either as a result of default of a banking subsidiary or related to FDIC assistance provided to a subsidiary in danger of default, the other banks that are members of the FDIC may be assessed for the FDIC's loss, subject to certain exceptions.

In addition, if FNBPA was no longer "well-capitalized" and "well-managed" within the meaning of the Bank Holding Company Act and FRB rules (which take into consideration capital ratios, examination ratings and other factors), the expedited processing of certain types of FRB applications would not be available to the Corporation. Moreover, examination ratings of "3" or lower, "unsatisfactory" ratings, lower capital ratios below well-capitalized levels, regulatory concerns regarding management, controls, assets, operations or other factors can all potentially result in practical limitations on the ability of a bank or bank holding company to engage in new activities, grow, acquire new businesses, repurchase its stock or pay dividends or continue to conduct existing activities.

Securities and Exchange Commission

The Corporation is also subject to regulation by the SEC by virtue of the Corporation's status as a public company and due to the nature of certain of its businesses.

The Sarbanes-Oxley Act of 2002 contains important requirements for public companies in the area of financial disclosure and corporate governance. In accordance with section 302(a) of the Sarbanes-Oxley Act, written certifications by the Corporation's Chief Executive Officer and Chief Financial Officer are required with respect to each of the Corporation's quarterly and annual reports filed with the SEC. These certifications attest that the applicable report does not contain any untrue statement of a material fact. The Corporation also maintains a program designed to comply with Section 404 of the Sarbanes-Oxley Act, which includes the identification of significant processes and accounts, documentation of the design of control effectiveness over process and entity level controls and testing of the operating effectiveness of key controls. See Item 9A, Controls and Procedures, of this Report for the Corporation's evaluation of its disclosure controls and procedures.

Investment Advisors is registered with the SEC as an investment advisor and, therefore, is subject to the requirements of the Investment Advisors Act of 1940 and the SEC's regulations thereunder. The principal purpose of the regulations applicable to investment advisors is the protection of clients and the securities markets, rather than the protection of creditors and stockholders of investment advisors. The regulations applicable to investment advisors cover all aspects of the investment advisory business, including limitations on the ability of investment advisors to charge performance-based or non-refundable fees to clients, record-keeping, operating, marketing and reporting requirements, disclosure requirements, limitations on principal transactions between an advisor or its affiliates and advisory clients, as well as other anti-fraud prohibitions. The Corporation's investment advisory subsidiary also may be subject to certain state securities laws and regulations.

Additional legislation, changes in or new rules promulgated by the SEC and other federal and state regulatory authorities and self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, may directly affect the method of operation and profitability of Investment Advisors. The profitability of Investment Advisors could also be affected by rules and regulations that impact the business and financial communities in general, including changes to the laws governing taxation, antitrust regulation, homeland security and electronic commerce.

Under various provisions of the federal and state securities laws, including in particular those applicable to broker-dealers, investment advisors and registered investment companies and their service providers, a determination by a court or regulatory agency that certain violations have occurred at a company or its affiliates can result in a limitation of permitted activities and disqualification to continue to conduct certain activities.

Investment Advisors is also subject to rules and regulations promulgated by the National Association of Securities Dealers, Inc. (NASD), among others. The principal purpose of these regulations is the protection of clients and the securities markets, rather than the protection of stockholders and creditors.

Consumer Finance Subsidiary

Regency is subject to regulation under Pennsylvania, Tennessee and Ohio state laws that require, among other things, that it maintain licenses in effect for consumer finance operations for each of its offices. Representatives of the Pennsylvania Department of Banking, the Tennessee Department of Financial Institutions and the Ohio Division of Consumer Finance periodically visit Regency's offices and conduct extensive examinations in order to determine compliance with such laws and regulations. Additionally, the FRB, as "umbrella" regulator of the Corporation pursuant to the Gramm-Leach Bliley Act, may conduct an examination of Regency's offices or operations. Such examinations include a review of loans and the collateral therefor, as well as a check of the procedures employed for making and collecting loans. Additionally, Regency is subject to certain federal laws that require that certain information relating to credit terms be disclosed to customers and, in certain instances, afford customers the right to rescind transactions.

Insurance Agencies

FNIA is subject to licensing requirements and extensive regulation under the laws of the Commonwealth of Pennsylvania and the various states in which FNIA conducts business. These laws and regulations are primarily for the benefit of clients. In all jurisdictions, the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, such authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Licenses may be denied or revoked for various reasons, including the violation of such regulations or the conviction of crimes. Possible sanctions that may be imposed for violation of regulations include the suspension of individual employees, limitations on engaging in a particular business for a specified period of time, revocation of licenses, censures and fines.

Penn-Ohio is subject to examination on a triennial basis by the Arizona Department of Insurance. Representatives of the Arizona Department of Insurance periodically determine whether Penn-Ohio has maintained required reserves, established adequate deposits under a reinsurance agreement and complied with reporting requirements under the applicable Arizona statutes.

Merchant Banking

FNB Capital is subject to regulation and examination by the FRB and is subject to rules and regulations issued by the NASD.

Governmental Policies

The operations of the Corporation and its subsidiaries are affected not only by general economic conditions, but also by the policies of various regulatory authorities. In particular, the FRB regulates money and credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid for time and savings deposits. FRB monetary policies have had a significant effect on the operating results of all financial institutions in the past and may continue to do so in the future.

Available Information

The Corporation maintains a website at www.fnbcorporation.com. **The Corporation makes available on its website, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (and amendments to any of the foregoing) as soon as practicable after such reports are filed with or furnished to the SEC. These reports are available on the Corporation's website at www.fnbcorporation.com and are also available to stockholders, free of charge, upon written request to F.N.B. Corporation, Attn: David B. Mogle, Corporate Secretary, One F.N.B. Boulevard, Hermitage, PA 16148. A fee to cover the Corporation's reproduction costs will be charged for any requested exhibits to these documents.** The Corporation's common stock is traded on the New York Stock Exchange (NYSE) under the symbol "FNB". The Corporation filed the certifications of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO) required pursuant to Section 302 of the Sarbanes Oxley Act of 2002 with respect to its Annual Report on Form 10-K for 2005 with the SEC as exhibits to that Report and have filed certifications required by Section 302 of that Act with respect to this Annual Report on Form 10-K as exhibits to this Report. The Corporation's CEO submitted the required annual CEO Certification regarding the NYSE's corporate governance listing standards to the NYSE within 30 days of the 2006 annual shareholders meeting. The Corporation's Code of Business Conduct and Ethics, the Charters of its Audit, Compensation, Corporate Governance and Nominating Committees and the Corporation's Corporate Governance Guidelines are available on the Corporation's website and in printed form upon request.

ITEM 1A. RISK FACTORS

The Corporation is subject to a number of risks that may potentially impact its business, financial condition, results of operations and cash flows. As a financial services organization, certain elements of risk are inherent in every one of its transactions and are presented by every business decision it makes. Thus, the Corporation encounters risk as part of the normal course of its business, and designs its risk management processes to help manage these risks.

In many cases, there are risks that are known to exist at the outset of a transaction but which cannot reasonably be eliminated. For example, every loan transaction presents credit risk (the risk that the borrower may not perform in accordance with contractual terms) and interest rate risk (a potential loss in earnings or economic value due to adverse movement in market interest rates or credit spreads), with the nature and extent of these risks principally depending on the identity of the borrower and overall economic conditions. These risks are inherent in every loan transaction; if the Corporation wishes to make loans, it must manage these risks through the terms and structure of the loans and through the management of deposits and other funding sources. The success of the Corporation's business is dependent on its ability to identify, understand and manage the risks presented by its business activities so that it can appropriately balance revenue generation and profitability with these inherent risks. The Corporation discusses its principal risk management processes and, in appropriate places, related historical performance in the Market Risk section included in Item 7 of this Report.

The following are the most significant risk factors that affect the Corporation. These risk factors are also discussed further in other parts of this Report.

The Corporation's status as a holding company makes it dependent on dividends from its subsidiaries to meet its obligations.

The Corporation is a holding company and conducts almost all of its operations through its subsidiaries. The Corporation does not have any significant assets other than the stock of its subsidiaries. Accordingly, the Corporation depends on dividends from its subsidiaries to meet its obligations and obtain revenue. The Corporation's right to participate in any distribution of earnings or assets of its subsidiaries is subject to the prior claims of creditors of such subsidiaries. Under federal and state law, FNBPA is limited in the amount of dividends it may pay to the Corporation without prior regulatory approval. Also, bank regulators have the authority to prohibit FNBPA from paying dividends if the bank regulators determine the payment would be an unsafe and unsound banking practice.

Interest rate volatility could significantly harm the Corporation's business.

The Corporation's results of operations are affected by the monetary and fiscal policies of the federal government and the regulatory policies of governmental authorities. A significant component of the Corporation's earnings is its net interest income, which is the difference between the income from interest earning assets, such as loans, and the expense of interest bearing liabilities, such as deposits. A change in market interest rates could adversely affect the Corporation's earnings if market interest rates change such that the interest the Corporation pays on deposits and borrowings increases faster or decreases more slowly than the interest it collects on loans and investments. Consequently, the business of the Corporation, along with that of other financial institutions, generally is sensitive to interest rate fluctuations.

The Corporation's results of operations are significantly affected by the ability of its borrowers to repay their loans.

Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

- credit risks of a particular borrower;
- changes in economic and industry conditions;
- the duration of the loan; and
- in the case of a collateralized loan, uncertainties as to the future value of the collateral.

Generally, commercial/industrial, construction and commercial real estate loans present a greater risk of non-payment by a borrower than other types of loans. In addition, consumer loans typically have shorter terms and lower balances with higher yields compared to real estate mortgage loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans.

The Corporation's financial condition and results of operations would be adversely affected if its allowance for loan losses is not sufficient to absorb actual losses.

There is no precise method of predicting loan losses. The Corporation can give no assurance that its allowance for loan losses is or will be sufficient to absorb actual loan losses. Excess loan losses could have a material adverse effect on the Corporation's financial condition and results of operations. The Corporation attempts to maintain an appropriate allowance for loan losses to provide for estimated losses in its loan portfolio. The

Corporation periodically determines the amount of its allowance for loan losses based upon consideration of several factors, including:

- a regular review of the quality, mix and size of the overall loan portfolio;
- historical loan loss experience;
- evaluation of non-performing loans;
- assessment of economic conditions and their effects on the Corporation's existing portfolio; and
- the amount and quality of collateral, including guarantees, securing loans.

The Corporation's financial condition may be adversely affected if it is unable to attract sufficient deposits to fund its anticipated loan growth.

The Corporation funds its loan growth primarily through deposits. To the extent that the Corporation is unable to attract and maintain sufficient levels of deposits to fund its loan growth, the Corporation would be required to raise additional funds through public or private financings. The Corporation can give no assurance that it would be able to obtain these funds on terms that are favorable to it.

The Corporation could experience significant difficulties and complications in connection with its growth and acquisition strategy.

The Corporation has grown significantly through acquisitions over the last few years and may seek to continue to grow by acquiring financial institutions and branches as well as non-depository entities engaged in permissible activities for its financial institution subsidiaries. However, the market for acquisitions is highly competitive. The Corporation may not be as successful in the future as it has been in the past in identifying financial institution and branch acquisition candidates, integrating acquired institutions or preventing deposit erosion at acquired institutions or branches.

As part of its acquisition strategy, the Corporation may acquire additional banks and non-bank entities that it believes provide a strategic fit with its business. To the extent that the Corporation is successful with this strategy, there can be no assurance that the Corporation will be able to manage this growth adequately and profitably. For example, acquiring any bank or non-bank entity will involve risks commonly associated with acquisitions, including:

- potential exposure to unknown or contingent liabilities of banks and non-bank entities the Corporation acquires;
- exposure to potential asset quality issues of acquired banks and non-bank entities;
- potential disruption to the Corporation's business;
- potential diversion of the time and attention of the Corporation's management; and
- the possible loss of key employees and customers of the banks and other businesses the Corporation acquires.

In addition to acquisitions, FNBPA may expand into additional communities or attempt to strengthen its position in its current markets by undertaking additional de novo branch openings or establishing additional loan production offices. Based on its experience, the Corporation believes that it generally takes up to three years for new banking facilities to achieve operational profitability due to the impact of organizational and overhead expenses and the start-up phase of generating loans and deposits. To the extent that FNBPA undertakes additional de novo branch openings, FNBPA is likely to continue to experience the effects of higher operating expenses relative to operating income from the new banking facilities, which may have an adverse effect on the Corporation's net income, earnings per share, return on average equity and return on average assets.

The Corporation may encounter unforeseen expenses, as well as difficulties and complications in integrating expanded operations and new employees without disruption to its overall operations. Following each acquisition, the Corporation must expend substantial resources to integrate the entities. The integration of non-banking entities often involves combining different industry cultures and business methodologies. The failure to integrate successfully the entities the Corporation acquires into its existing operations may adversely affect its results of operations and financial condition.

The Corporation could be adversely affected by changes in the law, especially changes in the regulation of the banking industry.

The Corporation and its subsidiaries operate in a highly regulated industry and are subject to supervision and regulation by several governmental agencies, including, among others, the FRB, the OCC and the FDIC. Regulations are generally intended to provide protection for depositors and customers rather than for investors. The Corporation is subject to changes in federal and state law, regulations, governmental policies, income tax laws and accounting principles. Changes in regulation could adversely affect the banking and financial services industry as a whole and could limit the Corporation's growth and the return to investors by restricting such activities as:

- the payment of dividends;
- mergers with or acquisitions of other institutions;
- investments;
- loans and interest rates;
- the provision of securities, insurance or trust services; and
- the types of non-deposit activities in which the Corporation's financial institution subsidiaries may engage.

In addition, legislation may change present capital requirements, which could restrict the Corporation's activities and require the Corporation to maintain additional capital.

The Corporation's results of operations could be adversely affected due to significant competition.

The Corporation may not be able to compete effectively in its markets, which could adversely affect the Corporation's results of operations. The banking and financial services industry in each of the Corporation's market areas is highly competitive. The competitive environment is a result of:

- changes in regulation;
- changes in technology and product delivery systems; and
- the accelerated pace of consolidation among financial services providers.

The Corporation competes for loans, deposits and customers with various bank and non-bank financial service providers, many of which are larger in terms of total assets and capitalization, have greater access to the capital markets and offer a broader array of financial services than the Corporation does. Competition with such institutions may cause the Corporation to increase its deposit rates or decrease its interest rate spread on loans it originates. Loan pricing and credit standards are under competitive pressure as various lenders seek to deploy capital and a broader range of borrowers have access to the capital markets. Likewise, traditional deposit activities are subject to intense pricing pressures and increasing customer migration as the financial service providers compete for consumers' investment dollars.

The Corporation's continued pace of growth may require it to raise additional capital in the future, but that capital may not be available when it is needed.

The Corporation is required by federal and state regulatory authorities to maintain adequate levels of capital to support its operations. As a financial holding company, the Corporation seeks to maintain capital sufficient to meet the "well-capitalized" standard set by regulators. The Corporation anticipates that its current capital resources will satisfy its capital requirements for the foreseeable future. The Corporation may at some point, however, need to raise additional capital to support continued growth, whether such growth occurs internally or through acquisitions.

The Corporation's ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside the Corporation's control, and on its financial performance. Accordingly, there can be no assurance of the Corporation's ability to raise additional capital, if needed, on terms acceptable to it. If the Corporation cannot raise additional capital when needed, its ability to expand its operations through internal growth and acquisitions could be materially impaired.

Adverse economic conditions in the Corporation's market area may adversely impact its results of operations and financial condition.

The majority of the Corporation's business is concentrated in Pennsylvania and eastern Ohio, which are traditionally slower growth markets than other areas of the United States. Also, the Corporation originates commercial loans in Florida. As a result, FNBPA's loan portfolio and results of operations may be adversely affected by factors that have a significant impact on the economic conditions in these market areas. The local economies of the Pennsylvania and Ohio market areas historically have been less robust than the economy of the nation as a whole and may not be subject to the same fluctuations as the national economy. Adverse economic conditions in the Corporation's market areas, including the loss of certain significant employers, could reduce its growth rate, affect its borrowers' ability to repay their loans and generally affect the Corporation's financial condition and results of operations. Furthermore, a downturn in real estate values in FNBPA's market areas could cause many of its loans to become inadequately collateralized.

The Corporation's ability to access and use technology in an effective and secure manner may be adversely impacted by an interruption or breach in security.

The ability to securely access and use technology is a critically important competitive factor in the financial services industry. Technology is important not only with respect to delivery of financial services but also in processing information. Moreover, the ability to effectively protect and maintain the security of financial and personal information is absolutely necessary in order to compete in the financial services industry. The Corporation consistently and prudently makes significant investments in technology upgrades to maintain efficient and cost-effective delivery and processing of financial information and to protect the security of such information.

Certain provisions of the Corporation's Articles of Incorporation and By-laws and Florida law may discourage takeovers.

The Corporation's Articles of Incorporation and By-laws contain certain anti-takeover provisions that may discourage or may make more difficult or expensive a tender offer, change in control or takeover attempt that is opposed by the Corporation's Board of Directors. In particular, the Corporation's Articles of Incorporation and By-laws:

- classify its Board of Directors into three classes, so that stockholders elect only one-third of its Board of Directors each year;
- permit stockholders to remove directors only for cause;
- do not permit stockholders to take action except at an annual or special meeting of stockholders;
- require stockholders to give the Corporation advance notice to nominate candidates for election to its Board of Directors or to make stockholder proposals at a stockholders meeting;
- permit the Corporation's Board of Directors to issue, without stockholder approval unless otherwise required by law, preferred stock with such terms as its Board of Directors may determine; and
- require the vote of the holders of at least 75% of the Corporation's voting shares for stockholder amendments to its By-laws.

Under Florida law, the approval of a business combination with a stockholder owning 10% or more of the voting shares of a corporation requires the vote of holders of at least 2/3 of the voting shares not owned by such stockholder, unless the transaction is approved by a majority of the corporation's disinterested directors. In addition, Florida law generally provides that shares of a corporation that are acquired in excess of certain specified thresholds will not possess any voting rights unless the voting rights are approved by a majority of the corporation's disinterested stockholders.

These provisions of the Corporation's Articles of Incorporation and By-laws and of Florida law could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of the Corporation's stockholders may consider such proposals desirable. Such provision could also make it more difficult for third parties to remove and replace members of the Corporation's Board of Directors. Moreover, these provisions could diminish the opportunities for stockholders to participate in certain tender offers, including tender offers at prices above the then-current market price of the Corporation's common stock, and may also inhibit increases in the trading price of the Corporation's common stock that could result from takeover attempts.

The Corporation's business and financial performance could be adversely affected, directly or indirectly, by natural disasters, terrorist activities or international hostilities.

The impact of natural disasters, terrorist activities and international hostilities cannot be predicted with respect to severity or duration. However, any of these could impact the Corporation directly (for example, by causing significant damage to its facilities or preventing it from conducting its business in the ordinary course), or could impact the Corporation indirectly through a direct impact on its borrowers, depositors, other customers, suppliers or other counterparties. The Corporation could also suffer adverse consequences to the extent that natural disasters, terrorist activities or international hostilities affect the economy and financial and capital markets generally. These types of impacts could lead, for example, to an increase in delinquencies, bankruptcies or defaults that could result in the Corporation experiencing higher levels of non-performing assets, net charge-offs and provisions for loan losses.

The Corporation's ability to mitigate the adverse consequences of such occurrences is in part dependent on the quality of its resiliency planning, including its ability to anticipate the nature of any such event that occurs. The adverse impact of natural disasters or terrorist activities also could be increased to the extent that there is a lack of preparedness on the part of national or regional emergency responders or on the part of other organizations and businesses that the Corporation deals with, particularly those that it depends on.

Loss of members of the Corporation's executive team could have a negative impact on business.

The Corporation's success is dependent, in part, on the continued service of its executive officers. The loss of the service of one or more of these executive officers could have a negative impact on the Corporation's business because of their skills, relationships in the banking community and years of industry experience and the difficulty of promptly finding qualified replacement executive officers.

The Corporation may not be able to attract and retain skilled people

The Corporation's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities engaged in by the Corporation can be intense and the Corporation may not be able to hire people or to retain them. The unexpected loss of services of one or more of the Corporation's key personnel could have a material adverse impact on the Corporation's business because of their skills, knowledge of the Corporation's market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

ITEM 1B. UNRESOLVED STAFF COMMENTS

NONE

ITEM 2. PROPERTIES

The Corporation owns a six-story building in Hermitage, Pennsylvania that serves as its headquarters, executive and administrative offices. It shares this facility with Community Banking and Wealth Management.

The Community Banking offices are located in 23 counties in Pennsylvania and four counties in Ohio. Community Banking also has commercial loan production offices located in four counties in Florida and a mortgage loan production office located in one county in Tennessee. Wealth Management operates in existing

Community Banking offices. The Consumer Finance offices are located in 17 counties in Pennsylvania, 16 counties in Tennessee and 12 counties in Ohio. The Insurance offices are located in seven counties in Pennsylvania. At December 31, 2006, the Corporation's subsidiaries owned 118 of the Corporation's properties and leased 104 properties under operating leases expiring at various dates through the year 2046. For additional information regarding the lease commitments, see the Premises and Equipment footnote in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

ITEM 3. LEGAL PROCEEDINGS

The Corporation and its subsidiaries are involved in a number of legal proceedings arising from the conduct of their business activities. These actions include claims brought against the Corporation and its subsidiaries where the Corporation acted as one or more of the following: a depository bank, lender, underwriter, fiduciary, financial advisor, broker or engaged in other business activities. Although the ultimate outcome cannot be predicted with certainty, the Corporation believes that it and its subsidiaries have valid defenses for all asserted claims. Reserves are established for legal claims when losses associated with the claims are judged to be probable and the loss can be reasonably estimated.

Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Corporation believes that the eventual outcome of all claims against the Corporation and its subsidiaries will not, individually or in the aggregate, have a material adverse effect on the Corporation's consolidated financial position or results of operations. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, could be material to the Corporation's consolidated results of operations for a particular period.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

NONE

EXECUTIVE OFFICERS OF THE REGISTRANT

The name, age, position with the Corporation and principal occupation for the last five years of each of the current executive officers of the Corporation is set forth below:

Name	Age	Position with the Corporation and Prior Occupations in Previous Five Years
Stephen J. Gurgovits	63	President and Chief Executive Officer of the Corporation since January 2004; Vice Chairman of the Corporation from 1998 to 2003; Chairman of FNBPA since 2004; President and Chief Executive Officer of FNBPA from 1988 to 2004.
Brian F. Lilly	49	Chief Financial Officer of the Corporation since January 2004; Chief Administrative Officer of FNBPA since 2003; Chief Financial Officer of Billingzone, LLC, Pittsburgh, Pennsylvania from 2000 to 2003; Chief Financial Officer of various businesses of PNC Financial Services Group, Inc., Pittsburgh, Pennsylvania from 1991 to 2000.
Gary J. Roberts	57	President and Chief Executive Officer of FNBPA since 2004; Senior Executive Vice President and Chief Operating Officer of FNBPA from 2003 to 2004; Senior Executive Vice President of FNBPA from 2002 to 2003; President and Chief Executive Officer of Metropolitan National Bank, Youngstown, Ohio from 1997 to 2002.
David B. Mogle	57	Corporate Secretary of the Corporation since 1994; Treasurer of the Corporation from 1986 to 2004; Secretary and Senior Vice President of FNBPA since 1994; Treasurer of FNBPA from 1999 to 2004.
James G. Orie	49	Chief Legal Officer of the Corporation since January 2004; Vice President and Corporate Counsel of the Corporation from 1996 to 2003; Senior Vice President of FNBPA since January 2004.
Scott D. Free	43	Treasurer of the Corporation since 2005; Treasurer and Senior Vice President of FNBPA since 2005; various titles at First Merit Corporation, Akron, Ohio from 1994 to 2004, last as Senior Vice President.

There are no family relationships among any of the above executive officers, and there is no arrangement or understanding between any of the above executive officers and any other person pursuant to which he was selected as an officer. The executive officers are elected by and serve at the pleasure of the Corporation's Board of Directors.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Corporation's common stock is listed on the New York Stock Exchange (NYSE) under the symbol "FNB." The accompanying table shows the range of high and low sales prices per share of the common stock as reported by the NYSE for 2006 and 2005. The table also shows dividends per share paid on the outstanding common stock during these periods. As of January 31, 2007, there were 11,014 holders of record of the Corporation's common stock.

Quarter Ended 2006	**Low**	**High**	**Dividends**
March 31	$15.74	$17.70	$.235
June 30	15.19	17.24	.235
September 30	15.15	17.00	.235
December 31	16.31	18.85	.235
Quarter Ended 2005			
March 31	18.55	20.70	.23
June 30	17.49	19.85	.23
September 30	16.80	21.00	.23
December 31	16.18	18.87	.235

The information required by this Item 5 with respect to securities authorized for issuance under equity compensation plans is set forth in Part III, Item 12 of this Report.

The following table provides information about purchases by the Corporation of its equity securities:

	Issuer Purchases of Equity Securities(1)			
Period	**Total Number of Shares Purchased**	**Average Price Paid per Share**	**Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs**	**Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs**
October 1 – 31, 2006	50,000	$16.97	N/A	N/A
November 1 – 30, 2006	75,000	17.36	N/A	N/A
December 1 – 31, 2006	75,000	17.94	N/A	N/A

(1) All shares were purchased in open-market transactions under SEC Rule 10b-18, and were not purchased as part of a publicly announced purchase plan or program. The Corporation has funded the shares required for employee benefit plans and the Corporation's dividend reinvestment plan through open-market transactions or purchases directed by the Corporation. This practice may be discontinued at the Corporation's discretion.

STOCK PERFORMANCE GRAPH

Comparison of Total Return on F.N.B. Corporation's Common Stock with Certain Averages

The following five-year performance graph compares the cumulative total shareholder return (assuming reinvestment of dividends) on the Corporation's common stock (◆) to the NASDAQ Bank Index (▲) and the Russell 2000 Index (●). This stock performance graph assumes $100 was invested on December 31, 2001, and the cumulative return is measured as of each subsequent fiscal year end.

F.N.B. Corporation Five-Year Stock Performance
Total Return, Including Stock and Cash Dividends


Total Return Performance
Index Value
225
200
175
150
125
100
75
50
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
FNB Corp
Nasdaq Bank Index
Russell 2000

ITEM 6. SELECTED FINANCIAL DATA

Dollars in thousands, except per share data

Year Ended December 31	2006	2005	2004	2003	2002
Total interest income	$342,422	$295,480	$253,568	$256,102	$275,061
Total interest expense	153,585	108,780	84,390	86,990	98,372
Net interest income	188,837	186,700	169,178	169,112	176,689
Provision for loan losses	10,412	12,176	16,280	17,155	13,624
Total non-interest income	79,275	57,807	77,326	67,319	65,595
Total non-interest expense	160,514	155,226	140,892	183,272	183,661
Income from continuing operations	67,649	55,258	61,795	27,038	31,271
Income from discontinued operations, net of tax	—	—	—	31,751	32,064
Net income	67,649	55,258	61,795	58,789	63,335
At Year-End					
Total assets	$6,007,592	$5,590,326	$5,027,009	$8,308,310	$7,090,232
Assets of discontinued operations	—	—	—	3,751,136	2,735,204
Net loans	4,200,569	3,698,340	3,338,994	3,213,058	3,188,223
Deposits	4,372,842	4,011,943	3,598,087	3,439,510	3,304,105
Short-term borrowings	363,910	378,978	395,106	232,966	255,370
Long-term and junior subordinated debt	670,921	662,569	636,209	584,808	400,056
Liabilities of discontinued operations	—	—	—	3,386,021	2,467,123
Total stockholders' equity	537,372	477,202	324,102	606,909	598,596
Per Common Share (1)					
Basic earnings per share					
Continuing operations	$1.15	$.99	$1.31	$.58	$.68
Discontinued operations	—	—	—	.69	.69
Net income	1.15	.99	1.31	1.27	1.37
Diluted earnings per share					
Continuing operations	1.14	.98	1.29	.57	.67
Discontinued operations	—	—	—	.68	.68
Net income	1.14	.98	1.29	1.25	1.35
Cash dividends declared	.94	.925	.92	.93	.81
Book value (2)	8.90	8.31	6.47	13.10	12.93
Ratios					
Return on average assets (2)	1.15%	.99%	1.29%	.74%	.93%
Return on average equity (2)	13.15	12.44	23.54	9.66	10.97
Return on average tangible equity (2)	26.30	23.62	30.42	16.81	11.46
Dividend payout ratio (2)	81.84	94.71	72.56	72.90	59.03
Average equity to average assets (2)	8.73	7.97	5.50	7.66	8.51

(1) Per share amounts for 2003 and 2002 have been restated for the common stock dividend declared on April 28, 2003.

(2) Effective January 1, 2004, F.N.B. Corporation spun off its Florida operations into a separate independent public company. As a result of the spin-off, the Florida operations' earnings for prior years have been classified as discontinued operations on the Corporation's consolidated income statements and the assets and liabilities related to the discontinued operations have been disclosed separately on the Corporation's consolidated balance sheets for prior years. In addition, note that the book value at period end, stockholders' equity, the return on average assets ratio, the return on average equity ratio, return on average tangible equity ratio and the dividend payout ratio for 2003 and 2002 include the discontinued operations.

QUARTERLY EARNINGS SUMMARY (Unaudited)
Dollars in thousands, except per share data

Quarter Ended 2006	**Mar. 31**	**June 30**	**Sept. 30**	**Dec. 31**
Total interest income	$77,621	$83,465	$90,576	$90,760
Total interest expense	31,802	36,772	42,209	42,802
Net interest income	45,819	46,693	48,367	47,958
Provision for loan losses	2,958	2,497	2,428	2,529
Gain on sale of securities	547	340	510	405
Other non-interest income	19,082	19,998	19,502	18,891
Total non-interest expense	39,771	40,723	40,625	39,395
Net income	15,802	16,635	17,619	17,593
Per Common Share				
Basic earnings per share	$ .28	$ .29	$ .29	$ .29
Diluted earnings per share	.27	.28	.29	.29
Cash dividends declared	.235	.235	.235	.235

Quarter Ended 2005	**Mar. 31**	**June 30**	**Sept. 30**	**Dec. 31**
Total interest income	$69,073	$73,749	$75,475	$ 77,183
Total interest expense	23,490	26,335	28,555	30,400
Net interest income	45,583	47,414	46,920	46,783
Provision for loan losses	2,331	2,686	3,448	3,711
Gain (loss) on sale of securities	607	564	431	(13,305)
Impairment loss on equity security	—	—	—	(1,953)
Other non-interest income	17,686	17,777	18,306	17,694
Total non-interest expense	39,888	37,766	37,501	40,071
Net income	14,910	17,541	18,086	4,721
Per Common Share				
Basic earnings per share	$ .28	$ .31	$ .32	$ .08
Diluted earnings per share	.28	.31	.32	.08
Cash dividends declared	.23	.23	.23	.235

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis represents an overview of the consolidated results of operations and financial condition of the Corporation. This discussion and analysis should be read in conjunction with the consolidated financial statements and notes presented in Item 8 of this Report.

Important Note Regarding Forward-Looking Statements

Certain statements in this annual report are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995, which statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project" or "continue" or the negatives thereof or other variations thereon or similar terminology, and are made on the basis of management's plans and current analyses of the Corporation, its business and the banking industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors in some cases have affected, and in the future could affect, the Corporation's financial performance and could cause actual results to differ materially from those expressed or implied in such forward-looking statements. The Corporation does not undertake to update publicly or revise its forward-looking statements even if experience or future changes make it clear that any previous projected results expressed or implied therein will not be realized.

Application of Critical Accounting Policies

The Corporation's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the consolidated financial statements; accordingly, as this information changes the consolidated financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported.

The most significant accounting policies followed by the Corporation are presented in the Summary of Significant Accounting Policies footnote in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report. These policies, along with the disclosures presented in the Notes to Consolidated Financial Statements, provide information on how significant assets and liabilities are valued in the consolidated financial statements and how those values are determined.

Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the consolidated financial statements. Management currently views the determination of the allowance for loan losses, securities valuation, goodwill and other intangible assets and income taxes to be critical accounting policies.

Allowance for Loan Losses

The allowance for loan losses addresses credit losses inherent in the loan portfolio and is presented as a reserve against loans on the consolidated balance sheet. Loan losses are charged off against the allowance for loan losses, with recoveries of amounts previously charged off credited to the allowance for loan losses. Provisions for loan losses are charged to operations based on management's periodic evaluation of the adequacy of the allowance.

Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience and consideration of current economic trends and conditions, all of which may be susceptible to significant change.

Management's assessment of the adequacy of the allowance for loan losses considers individual impaired loans, pools of homogeneous loans with similar risk characteristics and other environmental risk factors. The allowance established for individual impaired loans reflects expected losses resulting from analyses developed through specific credit allocations for individual loans. The specific credit allocations are based on regular analyses of all loans over a fixed dollar amount where the internal credit rating is at or below a predetermined classification. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific impaired loans, including estimating the amount and timing of future cash flows, current market value of the loan and collateral values. Independent loan review results are evaluated and considered in estimating reserves as well as the experience, ability and depth of lending management and staff. The consideration of this component of the allowance requires considerable judgment in order to estimate inherent loss exposures.

Pools of homogeneous loans with similar risk characteristics are also assessed for probable losses. A loss migration and historical charge-off analysis is performed quarterly and loss factors are updated regularly based on actual experience. This analysis examines historical loss experience, the related internal gradings of loans charged off and considers inherent but undetected losses within the portfolio. Inherent but undetected losses may arise due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates and risk factors that have not yet manifested themselves in loss allocation factors. The Corporation has grown through acquisition and expanded the geographic footprint in which it operates. As a result, historical loss experience data used to establish loss estimates may not precisely correspond to the current portfolio. Also, loss data representing a complete economic cycle is not available for all sectors. Uncertainty surrounding the strength and timing of economic cycles also affects estimates of loss. The historical loss experience used in the migration and historical charge-off analysis may not be representative of actual unrealized losses inherent in the portfolio.

Management also evaluates the impact of environmental factors which pose additional risks that may not adequately be addressed in the analyses described above. Such environmental factors could include: levels of, and trends in, consumer bankruptcies, delinquencies, impaired loans, charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in lending policies and procedures including those for underwriting, collection, charge-off and recovery; experience, ability and depth of lending management and staff; national and local economic trends and conditions; industry and geographic conditions; concentrations of credit such as, but not limited to, local industries, their employees or suppliers; or any other common risk factor that might affect loss experience across one or more components of the portfolio. The determination of this component of the allowance requires considerable management judgment.

There are many factors affecting the allowance for loan losses; some are quantitative while others require qualitative judgment. Although management believes its process for determining the allowance adequately considers all of the factors that could potentially result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses could be required that could adversely affect the Corporation's earnings or financial position in future periods.

The Allowance and Provision for Loan Losses section of this financial review includes a discussion of the factors driving changes in the allowance for loan losses during the current period.

Securities Valuation

Investment securities, which are composed of debt securities and certain equity securities, comprise a significant portion of the Corporation's consolidated balance sheet. Such securities can be classified as "Trading," "Securities Held to Maturity" or "Securities Available for Sale." As of December 31, 2006 and 2005, the Corporation did not carry a portfolio of trading securities.

Securities held to maturity are comprised of debt securities, which were purchased with management's positive intent and ability to hold such securities until their maturity. Such securities are carried at cost, adjusted for related amortization of premiums and accretion of discounts through interest income from securities.

Securities that are not classified as trading or held to maturity are classified as available for sale. The Corporation's available for sale securities portfolio is comprised of debt securities and marketable equity securities. Such securities are carried at fair value with net unrealized gains and losses not deemed other-than-temporary reported separately as a component of other comprehensive income, net of tax. Realized gains and losses on the sale of and other-than-temporary impairment charges on available for sale securities are recorded on the consolidated statement of income. Realized gains and losses on the sale of securities are determined using the specific-identification method.

Securities are periodically reviewed for other-than-temporary impairment based upon a number of factors, including but not limited to, length of time and extent to which the market value has been less than cost, financial condition of the underlying issuer, ability of the issuer to meet contractual obligations, the likelihood of the security's ability to recover any decline in its market value and management's intent and ability to retain the security for a period of time sufficient to allow for recovery in market value. Among the factors that are considered in determining management's intent and ability is a review of the Corporation's capital adequacy, interest rate risk position and liquidity. The assessment of a security's ability to recover any decline in market value, the ability of the issuer to meet contractual obligations and management's intent and ability requires considerable judgment. A decline in value that is considered to be other-than-temporary is recorded as a loss within non-interest income in the consolidated statement of income.

Goodwill and Other Intangible Assets

Goodwill arising from business acquisitions represents the value attributable to unidentifiable intangible elements in the businesses acquired. The majority of the Corporation's goodwill relates to value inherent in its Community Banking and Insurance segments. The amount of goodwill is impacted by the fair value of underlying assets and liabilities acquired, including loans, deposits and long-term debt, which is significantly influenced by management's estimates and assumptions which are judgmental in nature.

The Corporation tests goodwill for impairment at least annually, or when indicators of impairment exist, to determine whether impairment may exist. Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit under the second step of the goodwill impairment test are judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. The Corporation performs an internal valuation analysis and considers other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows, market comparisons and recent transactions. These approaches use significant estimates and assumptions including projected future cash flows, discount rate reflecting the risk inherent in future cash flows, growth rate and determination and evaluation of appropriate market comparables.

The value of goodwill is dependent upon the Corporation's ability to provide quality, cost-effective services in the face of competition. As such, goodwill value is supported ultimately by revenue that is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the Corporation's inability to deliver cost effective services over sustained periods can lead to impairment of goodwill which could result in additional expense and adversely impact earnings in future periods.

Other intangible assets that have finite lives, such as core deposit intangibles and customer and renewal lists, are amortized over their estimated useful lives and are also subject to periodic impairment testing.

Income Taxes

The Corporation is subject to the income tax laws of the U.S., its states and other jurisdictions where it conducts business. The laws are complex and subject to different interpretations by the taxpayer and various taxing authorities. In determining the provision for income taxes, management must make judgments and estimates about the application of these inherently complex laws, related regulations and case law. In the process of preparing the Corporation's tax returns, management attempts to make reasonable interpretations of the tax laws. These interpretations are subject to challenge by the taxing authorities based on audit results or to further interpretation based on management's ongoing assessment of the facts and evolving case law.

The Corporation establishes a valuation allowance when it is more likely than not that the Corporation will not be able to realize a benefit from its deferred tax assets, or when future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management's assessments of realizable deferred tax assets.

On a quarterly basis, management assesses the reasonableness of the Corporation's effective tax rate based on management's current best estimate of net income and the applicable taxes for the full year. Deferred tax assets and liabilities are assessed on an annual basis, or sooner, if business events or circumstances warrant.

Recent Accounting Pronouncements and Developments

The New and Proposed Accounting Standards footnote in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report, discusses new accounting pronouncements adopted by the Corporation in 2006 and the expected impact of accounting pronouncements recently issued or proposed but not yet required to be adopted.

Overview

The Corporation is a diversified financial services company headquartered in Hermitage, Pennsylvania. Its primary businesses include commercial and retail banking, consumer finance, asset management and insurance. The Corporation operates its retail and commercial banking business through a full service branch network in Pennsylvania and Ohio, commercial loan production offices in Florida and a mortgage loan production office in Tennessee, and conducts selected consumer finance business in Pennsylvania, Ohio and Tennessee.

In 2006, the Corporation successfully completed the acquisition of Legacy, a bank holding company headquartered in Harrisburg, Pennsylvania, with eight branches in the Harrisburg market. During 2006, the Corporation also opened two additional commercial loan production offices in Florida and a mortgage loan production office in Tennessee to continue to supplement the Corporation's core market loan production.

2006 was a challenging year for the banking industry. The Federal Reserve Board increased short term interest rates four times totaling 1.0% and as a result the yield curve continued to flatten and became slightly inverted in the latter half of the year. As the yield curve becomes flatter, there is less opportunity to increase net interest income by taking on interest rate risk as the differential between short-term and long-term interest rates decreases. The Corporation experienced less opportunity to earn higher rates on earning assets as compared to the need to increase rates on its deposits and repurchase agreements driven by market rates and competitive prices, which resulted in a 14 basis point decrease in the Corporation's net interest margin.

Despite a challenging economic environment the Corporation delivered a strong financial performance. Net interest income increased by $2.6 million with the increase in earning assets substantially offset by a decline in the net interest margin. The provision for loan losses decreased by $1.8 million due to improving trends in non-accrual loans and the commercial and consumer loan portfolios. Non-interest income increased by $21.5 million as the prior year was negatively impacted by an $11.7 million loss on the sale of securities and a $2.0 million other-than-temporary impairment loss on an equity security. Also, insurance, securities and trust revenues all increased due to organic growth in their respective customer bases and the Corporation's acquisitions in 2005 and 2006. Non-interest expense increased $5.3 million primarily due to higher operating expenses resulting from acquisitions in 2005 and 2006.

Total average loans increased as a result of a combination of organic growth and the Corporation's acquisitions in 2005 and 2006. The Corporation focused on its desirable customer relationship oriented higher yielding commercial loan portfolio offset by a managed decline in the indirect loan portfolio.

Total average deposit growth in 2006 was due to organic growth in certificates and other time deposits and customer repurchase agreements and the Corporation's acquisitions in 2005 and 2006. The Corporation experienced an unfavorable shift in its deposit mix from non-interest bearing demand and lower interest bearing savings deposits toward more price sensitive certificates of deposit and other higher interest bearing deposits. The Corporation also experienced growth in its customer repurchase agreements resulting from the implementation of a strategic initiative to increase and expand its commercial lending relationships. The Corporation continues to expand its suite of deposit products to attract and retain customers by offering rates favorable to current short-term borrowing costs.

Asset quality continued to improve during 2006. The Corporation experienced favorable trends in key asset quality indicators including declines in delinquent loans, non-performing loans and net loan charge-offs as a percentage of average loans. Improving trends in non-accrual loans and the commercial and consumer loan portfolios continued to produce lower levels of expected losses.

The Corporation also benefited from actions taken to improve the ongoing efficiency of its customer service model and from its successful implementation of other cost control initiatives including the modernization of its pension and postretirement plans.

Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net income for 2006 was $67.6 million or $1.14 per diluted share, compared to net income for 2005 of $55.3 million or $.98 per diluted share. Net income increased by $12.4 million or 22.4% primarily due to the Corporation's acquisitions in 2005 and 2006 and as a result of a balance sheet repositioning, an other-than-temporary impairment loss on an equity security and efficiency improvement charges, all of which reduced 2005 net income by $10.9 million after-tax. Also, net income increased from improved profitability of the Corporation's insurance, securities and trust businesses.

Net income for the years 2006 and 2005 was favorably impacted by the acquisition of Legacy on May 26, 2006 and the Penn Group Insurance, Inc. (Penn Group), North East and NSD acquisitions on November 1, 2005, October 7, 2005 and February 18, 2005, respectively. The favorable impact of the Corporation's acquisitions in 2005 and 2006 was substantially offset by the 14 basis point decrease in the net interest margin.

The balance sheet repositioning, completed during the fourth quarter of 2005, reduced the Corporation's exposure to an anticipated rise in interest rates and resulted in a realized loss of $8.6 million after-tax from the sale of fixed rate available for sale debt securities. The Corporation also recorded an other-than-temporary impairment loss on an equity security of $1.3 million after-tax in 2005. For additional information related to the balance sheet restructuring and other-than-temporary impairment loss refer to the Balance Sheet Repositioning, Efficiency Improvement Charges and Merger Expenses and Securities footnotes in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report. Also, 2005 income taxes were favorably impacted by $1.0 million due to the successful resolution of an uncertain tax position.

The Corporation's return on average equity was 13.15%, its return on average tangible equity was 26.30% and its return on average assets was 1.15% for 2006, as compared to 12.44%, 23.62% and .99%, respectively, for 2005.

The following table provides information regarding the average balances and yields and rates on interest earning assets and interest bearing liabilities (dollars in thousands):

	Year Ended December 31								
	2006			2005			2004		
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Assets									
Interest earning assets:									
Interest bearing deposits with banks	$ 1,540	$ 76	4.97%	$ 1,643	$ 50	3.04%	$ 1,377	$ 14	1.02%
Federal funds sold	23,209	1,184	5.03	8,615	357	4.14	21	—	.89
Short-term investments	—	—	—	—	—	—	1,389	—	—
Taxable investment securities(1)	965,533	47,424	4.92	1,111,743	49,417	4.45	970,898	42,368	4.36
Non-taxable investment securities(1)(2)	145,858	7,529	5.16	136,944	6,873	5.02	83,139	4,242	5.10
Loans(2)(3)	4,059,936	290,143	7.15	3,685,073	242,246	6.57	3,278,600	209,379	6.39
Total interest earning assets	5,196,076	346,356	6.67	4,944,018	298,943	6.05	4,335,424	256,003	5.90
Cash and due from banks	116,643			113,075			101,584		
Allowance for loan losses	(52,757)			(52,106)			(48,270)		
Premises and equipment	85,791			82,639			78,034		
Other assets	544,172			484,351			305,545		
	$5,889,925			$5,571,977			$4,772,317		
Liabilities									
Interest bearing liabilities:									
Deposits:									
Interest bearing demand	$1,256,829	29,793	2.37	$ 980,267	10,680	1.09	$ 852,541	6,940	0.81
Savings	627,522	8,911	1.42	692,736	6,236	0.90	641,655	3,656	0.57
Certificates and other time	1,729,836	67,975	3.93	1,574,464	49,196	3.12	1,339,525	41,804	3.12
Repurchase agreements	213,045	9,099	4.21	182,779	4,693	2.57	130,698	1,380	1.06
Other short-term borrowings	145,064	6,686	4.55	266,839	9,808	3.68	226,633	5,898	2.60
Long-term debt	542,208	20,752	3.83	566,757	19,872	3.51	511,204	18,726	3.66
Junior subordinated debt	142,286	10,369	7.29	128,866	8,295	6.44	128,866	5,986	4.65
Total interest bearing liabilities	4,656,790	153,585	3.29	4,392,708	108,780	2.48	3,831,122	84,390	2.20
Non-interest bearing demand	649,191			661,668			609,626		
Other liabilities	69,581			73,362			68,965		
	5,375,562			5,127,738			4,509,713		
Stockholders' equity	514,363			444,239			262,604		
	$5,889,925			$5,571,977			$4,772,317		
Excess of interest earning assets over interest bearing liabilities	$ 539,286			$ 551,310			$ 504,302		
Net interest income (FTE)		192,771			190,163			171,613	
Tax-equivalent adjustment		3,934			3,463			2,435	
Net interest income		$188,837			$186,700			$169,178	
Net interest spread			3.38%			3.57%			3.70%
Net interest margin(2)			3.71%			3.85%			3.96%

(1) The average balances and yields earned on securities are based on historical cost.

(2) The interest income amounts are reflected on a fully taxable equivalent (FTE) basis which adjusts for the tax benefit of income on certain tax-exempt loans and investments using the federal statutory tax rate of 35.0% for each period presented. The yield on earning assets and the net interest margin are presented on an FTE basis. The Corporation believes this measure to be the preferred industry measurement of net interest income and provides relevant comparison between taxable and non-taxable amounts.

(3) Average balances include non-accrual loans. Loans consist of average total loans less average unearned income. The amount of loan fees included in interest income on loans is immaterial.

Net Interest Income

Net interest income, which is the Corporation's major source of revenue, is the difference between interest income from earning assets (loans, securities and federal funds sold) and interest expense paid on liabilities (deposits, repurchase agreements and short- and long-term borrowings). In 2006, net interest income, which comprised 70.4% of net revenue (net interest income plus non-interest income) as compared to 76.4% in 2005, was negatively affected by the general level of interest rates, changes in interest rates, the flattening of the yield curve and the changes in the amount and mix of earning assets and interest bearing liabilities.

Net interest income, on a fully taxable equivalent basis increased $2.6 million from $190.2 million for 2005 to $192.8 million for 2006. The increase primarily resulted from an increase in average earning assets offset by a decrease in the net interest margin. Average earning assets increased $252.1 million or 5.1% and average interest bearing liabilities increased $254.1 million or 5.8% from 2005 due to organic commercial loan and deposit growth and the acquisitions in 2005 and 2006. However, the Corporation's net interest margin decreased by 14 basis points from 2005 to 3.71% for 2006 and was negatively impacted by a flattening of the yield curve which became slightly inverted in the latter half of 2006. As such, the Corporation experienced less opportunity to earn higher rates on earning assets compared to the need to increase rates on its deposits and repurchase agreements driven by interest rates and competitive pricing. Details on changes in tax equivalent net interest income attributed to changes in earning assets, interest bearing liabilities, yields and cost of funds can be found in the preceding table.

The following table sets forth certain information regarding changes in net interest income attributable to changes in the volumes of interest earning assets and interest bearing liabilities and changes in the rates for the periods indicated (in thousands):

	2006 vs 2005			2005 vs 2004		
	Volume	Rate	Net	Volume	Rate	Net
Interest Income						
Interest bearing deposits with banks	$ (3)	$ 29	$ 26	$ 3	$ 33	$ 36
Federal funds sold	728	99	827	354	3	357
Securities	(7,028)	5,691	(1,337)	8,870	810	9,680
Loans	25,461	22,436	47,897	26,782	6,085	32,867
	19,158	28,255	47,413	36,009	6,931	42,940
Interest Expense						
Deposits:						
Interest bearing demand	3,699	15,414	19,113	1,131	2,609	3,740
Savings	255	2,420	2,675	312	2,268	2,580
Certificates and other time	5,417	13,362	18,779	7,392	—	7,392
Repurchase agreements	880	3,526	4,406	724	2,589	3,313
Other short-term borrowings	(5,308)	2,186	(3,122)	1,170	2,740	3,910
Long-term debt	(886)	1,766	880	2,205	(1,059)	1,146
Junior subordinated debt	914	1,160	2,074	—	2,309	2,309
	4,971	39,834	44,805	12,934	11,456	24,390
Net Change	$14,187	$(11,579)	$ 2,608	$23,075	$(4,525)	$18,550

(1) The amount of change not solely due to rate or volume was allocated between the change due to rate and the change due to volume based on the net size of the rate and volume changes.

(2) Interest income amounts are reflected on a FTE basis which adjusts for the tax benefit of income on certain tax-exempt loans and investments using the federal statutory tax rate of 35.0% for each period presented. The Corporation believes this measure to be the preferred industry measurement of net interest income and provides relevant comparison between taxable and non-taxable amounts.

Interest income, on a fully taxable equivalent basis, of $346.4 million in 2006 increased by $47.4 million or 15.9% from 2005. This increase was caused by an improvement in the yield on earning assets of 62 basis points to 6.67% for 2006 and an increase in average earning assets of $252.1 million, or 5.1%, from 2005. The increase in earning assets was driven by an increase of $374.9 million in average loans, partially offset by a decrease of $146.3 million in investment securities. The increase in average loans was a result of a combination of organic growth and the Corporation's acquisitions in 2005 and 2006 while the decrease in investment securities was a result of a planned reduction to provide funding for loan growth.

Interest expense of $153.6 million for 2006 increased by $44.8 million or 41.2% from 2005. This increase was primarily attributable to an increase of 81 basis points in the Corporation's cost of funds to 3.29% for 2006. Also, interest bearing liabilities increased $264.1 million or 6.0% to average $4.7 billion for 2006. This growth was primarily attributable to a combined increase of $211.3 million or 12.6% in the core deposit categories of interest bearing demand deposit and savings, a $30.3 million or 16.7% increase in customer repurchase agreements and an increase in certificates and other time deposits of $155.4 million or 9.9%. Interest bearing demand, savings and certificates and other time deposits increased due to organic growth resulting from an expanded suite of deposit products designed to attract and retain customers and from the acquisitions in 2005 and 2006. Customer repurchase agreements increased primarily due to the implementation of a strategic initiative to increase and expand commercial deposit relationships. The average balance for junior subordinated debt owed to unconsolidated subsidiary trusts also increased by $13.4 million or 10.4% for 2006 due to the issuance of $21.5 million of new debt to partially finance the Legacy acquisition. Offsetting these increases were declines in average short-term borrowings of $121.8 million or 45.6% from 2005 and average long-term debt of $24.5 million or 4.3% from 2005.

Provision for Loan Losses

The provision for loan losses is determined based on management's estimates of the appropriate level of allowance for loan losses needed to absorb probable losses inherent in the loan portfolio, after giving consideration to charge-offs and recoveries for the period.

The provision for loan losses of $10.4 million in 2006 decreased $1.8 million or 14.5% from 2005 primarily due to continued improvement in credit quality. Improving trends in non-accrual loans and the commercial and consumer loan portfolios continued to produce lower levels of expected losses. More specifically, in 2006 net charge-offs totaled $11.6 million or .29% as a percentage of average loans compared to $16.9 million or .46% as a percentage of average loans in 2005. The 2005 results included the charge-off of a $1.5 million loan or .05% that was on non-accrual and was previously fully reserved for in the allowance for loan losses. The ratio of non-performing loans to total loans was .66% at December 31, 2006 compared to .88% at December 31, 2005 and the ratio of non-performing assets to total assets was .57% and .71%, respectively, for these same periods. For additional information, refer to the Allowance and Provision for Loan Losses section of this financial review.

Non-Interest Income

Total non-interest income of $79.3 million in 2006 increased $21.5 million or 37.1% from 2005. This increase resulted primarily from a $1.8 million gain on the sale of securities in 2006 compared to a loss of $11.7 million in 2005. Also, the Corporation recorded an other-than-temporary impairment loss on an equity security of $2.0 million in 2005. Additionally, the year over year increase in total non-interest income was due to modest increases in charges and fees.

Service charges on loans and deposits of $40.1 million increased $1.9 million or 5.1% from 2005 primarily because the Corporation's customer base expanded as a result of the acquisitions in 2006 and 2005 and also due to selected fee increases.

Insurance commissions and fees of $14.0 million increased $1.2 million or 9.3% from 2005 principally due to an increase in contingent fees of $0.3 million, organic customer growth and the Penn Group acquisition in the fourth quarter of 2005.

Securities commissions of $4.9 million for 2006 increased by $.4 million or 8.5% from 2005 levels, primarily due to higher annuity and securities sales and also was benefited by the Legacy acquisition in 2006.

Trust fees of $7.8 million in 2006 increased by $.7 million or 9.2% due to growth in assets under management resulting from higher equity valuations in 2006 compared to 2005, growth in overall trust assets and the number of trust accounts and from the acquisition of Legacy in 2006.

Gain on sale of securities of $1.8 million increased $13.5 million from a loss of $11.7 million in 2005. During the fourth quarter of 2005, management changed its intent with respect to certain available for sale securities and as a result sold $559.6 million of fixed-rate securities resulting in a $13.3 million loss. These 2005 sales were part of the Corporation's initiative to improve its interest rate risk position and improve future income levels.

The Corporation recognized an other-than-temporary impairment loss of $2.0 million on an equity security classified as available for sale in 2005. The Corporation recognized no such impairment loss in 2006.

Gain on sale of mortgage loans of $1.6 million for 2006 increased by $0.2 million or 15.4% from 2005 due to increased mortgage origination volume in 2006.

Other income of $5.8 million for 2006 increased $1.6 million or 37.0% from 2005. The increase was primarily attributable to gains on settlements of impaired loans acquired of $1.3 million. Also, income from non-marketable equity securities increased $0.7 million from 2005 which was partially offset by a decrease in gains on the sale of fixed assets of $0.4 million from 2005.

Non-Interest Expense

Total non-interest expense of $160.5 million in 2006 increased $5.3 million or 3.4% from 2005. This increase was primarily attributable to operating expenses resulting from the acquisitions in 2006 and 2005. As a result of improvements in its customer service model, the Corporation recorded an expense of $1.5 million for severance costs related to staff reductions implemented in 2005. This amount also included early retirement and supplemental retirement benefit costs for former employees as well as other miscellaneous items.

Salaries and employee benefits of $83.6 million in 2006 increased $2.6 million or 3.2% from 2005. This increase was the result of additional costs associated with the employees retained from the acquisitions in 2006 and 2005, combined with normal compensation and benefit expense increases partially offset by lower salary and benefit costs due to staff reductions in the fourth quarter of 2005 and lower pension and postretirement plan costs due to the changes in the Corporation's retirement plans.

Combined net occupancy and equipment expense of $27.6 million in 2006 increased $2.0 million or 7.8% from the combined 2005 level. The increase was primarily due to additional operating costs associated with the acquisitions in 2006 and 2005 and the opening of new branches and loan production offices.

Amortization of intangibles expense of $4.1 million in 2006 increased $0.4 million or 10.8% from 2005. This increase was attributable to the amortization of additional core deposit and other intangibles resulting from the acquisitions in 2006 and 2005.

State taxes of $4.7 million in 2006 increased $0.7 million or 18.5% from 2005 primarily due to higher net worth based taxes resulting from the Corporation's acquisitions in 2005 and 2006.

Advertising and promotional expense of $2.8 million in 2006 decreased $0.4 million or 11.4% from 2005 resulting from ongoing expense management by concentrating on the most effective delivery methods.

The Corporation recorded merger-related expenses of $0.6 million in 2006 related to costs incurred as a result of the acquisition of Legacy and $1.3 in 2005 million relating to the acquisitions of NSD and North East.

Other non-interest expenses of $34.5 million in 2006 increased $0.8 million or 2.2% from 2005. This increase was primarily the result of higher expenses due to the acquisitions in 2006 and 2005.

Income Taxes

The Corporation's income tax expense of $29.5 million in 2006 was at an effective tax rate of 30.4% while the 2005 income tax expense of $21.8 million was at an effective tax rate of 28.3%. Both years' tax rates are lower than the 35.0% federal statutory tax rate due to the tax benefits primarily resulting from tax-exempt instruments and excludable dividend income. The 2005 income taxes were also favorably impacted by $1.0 million due to the successful resolution of an uncertain tax position.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net income for 2005 was $55.3 million or $.98 per diluted share, compared to net income for 2004 of $61.8 million or $1.29 per diluted share. Net income decreased $6.5 million or 10.6% due to a balance sheet repositioning, an other-than-temporary impairment loss on an equity security, efficiency improvement charges and merger costs, all of which netted to $12.7 million after-tax. Net income also declined due to a lower net interest margin as a result of a continued flattening of the yield curve, and lower gains on sale of loans as rising interest rates led to a slow-down in mortgage refinancing activity.

The balance sheet repositioning, completed during the fourth quarter of 2005, reduced the Corporation's exposure to an anticipated rise in interest rates and resulted in a realized loss of $8.6 million after-tax from the sale of fixed rate available for sale debt securities. The Corporation also recorded an other-than-temporary impairment loss on an equity security of $1.3 million after-tax in 2005. For additional information related to the balance sheet restructuring and other-than-temporary impairment loss refer to the Balance Sheet Repositioning, Efficiency Improvement Charges and Merger Expenses and Securities footnotes in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report. Also, 2005 income taxes were favorably impacted by $1.0 million due to the successful resolution of an uncertain tax position.

Net income for the years 2005 and 2004 was favorably impacted by the acquisitions of North East, NSD, Slippery Rock Financial Corporation (Slippery Rock) and Morrell, Butz and Junker, Inc. and MBJ Benefits, Inc. (collectively, MBJ), on October 7, 2005, February 18, 2005, October 8, 2004 and July 30, 2004, respectively.

Net income for 2004 included a gain on the sale of two branches, a termination fee associated with the discontinuation of the Corporation's data processing servicing arrangement with Sun Bancorp, Inc. (Sun), gains related to the Corporation's ownership of Sun stock, a debt extinguishment penalty relating to the repayment of higher cost Federal Home Loan Bank (FHLB) advances and merger costs, all of which netted to an increase in net income of $4.4 million after-tax. For additional information related to the Sun items refer to the *Equity Method Investment* section of the Summary of Significant Accounting Policies footnote in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

The Corporation's return on average equity was 12.44%, return on average tangible equity was 23.62% and return on average assets was .99% for 2005, as compared to 23.54%, 30.42% and 1.29%, respectively, for 2004.

Net Interest Income

Net interest income, which is the Corporation's major source of revenue, is the difference between interest income from earning assets (loans, securities and federal funds sold) and interest expense paid on liabilities (deposits and short- and long-term borrowings). In 2005, net interest income, which comprised 76.4% of net revenue (net interest income plus non-interest income) as compared to 68.6% in 2004, was affected by the general level of interest rates, changes in interest rates, the steepness of the yield curve and the changes in the amount and mix of earning assets and interest bearing liabilities.

Net interest income, on a fully taxable equivalent basis, was $190.2 million for 2005 and $171.6 million for 2004. The increase primarily resulted from an increase in average earning assets offset by a decrease in the net interest margin. The average earning assets increased $608.6 million or 14.0% and average interest bearing liabilities increased $561.6 million or 14.7% from 2004 primarily due to the acquisitions of Slippery Rock, NSD and North East. However, the Corporation's net interest margin decreased by 11 basis points from 2004 to 3.85% for 2005 and was impacted by a flattening of the yield curve throughout 2005 and the majority of 2004. As such, the Corporation experienced less opportunity to earn higher rates on earning assets compared to the need to increase rates on its deposits and repurchase agreements, driven by market rates and competitive prices.

Interest income, on a fully taxable equivalent basis, of $298.9 million in 2005 increased by $42.9 million or 16.8% from 2004. This increase was partially caused by an improvement in yield on earning assets of 15 basis points to 6.05% for 2005. In addition, average earning assets of $4.9 billion for 2005 grew $608.6 million or 14.0%

from 2004 driven by increases of $194.7 million in investment securities and $406.5 million in loans. These increases were primarily the result of the Corporation's acquisitions in 2005 and late 2004.

Interest expense of $108.8 million for 2005 increased by $24.4 million or 28.9% from 2004. This variance was partially attributable to an increase of 28 basis points in the Corporation's cost of funds to 2.48% for 2005. Additionally, interest bearing liabilities increased $561.6 million or 14.7% to average $4.4 billion for 2005. This growth was primarily attributable to a combined increase of $230.9 million or 14.2% in the core deposit categories of interest bearing demand deposit, savings and customer repurchase agreements, and an increase in time deposits of $234.9 million or 17.5%. These increases were primarily the result of the Corporation's acquisitions in 2005 and late 2004. In addition, average long-term debt of $695.6 million for 2005 increased $55.6 million or 8.7% from 2004 while average short-term borrowings of $266.8 million for 2005 increased $40.2 million or 17.7%. This trend was primarily the result of the previously mentioned acquisitions.

Provision for Loan Losses

The provision for loan losses is determined based on management's estimates of the appropriate level of allowance for loan losses needed to absorb probable losses in the loan portfolio, after giving consideration to charge-offs and recoveries for the period.

The provision for loan losses of $12.2 million in 2005 decreased $4.1 million or 25.2% from 2004 primarily due to continued improvement in credit quality. Improving trends in the consumer loan portfolio, particularly the indirect installment portfolio, continued to produce lower levels of expected losses. More specifically, in 2005 net charge-offs totaled $16.9 million or .46% as a percentage of average loans compared to $16.3 million or .50% as a percentage of average loans in 2004. The 2005 results included the charge-off of a $1.5 million loan or .05% that was on non-accrual and was previously fully reserved for in the allowance for loan losses. The ratio of non-performing loans to total loans was .88% at December 31, 2005 compared to .94% at December 31, 2004 and the ratio of non-performing assets to total assets was .71% and .76% for these same periods, respectively. For additional information, refer to the Allowance and Provision for Loan Losses section of this financial review.

Non-Interest Income

Total non-interest income of $57.8 million in 2005 decreased $19.5 million or 25.2% from 2004. This decrease resulted primarily from a $11.7 million loss on the sale of securities in 2005 compared to a gain of $0.6 million in 2004. Also, the Corporation recorded an other-than-temporary impairment loss on an equity security of $2.0 million in 2005. During 2004, the Corporation recognized certain one-time gains, including a $4.1 million gain related to the sale of two branches, $3.8 million from the termination of its data processing servicing arrangement with Sun and $2.1 million related to its ownership of Sun stock. The Corporation held an equity investment in Sun until it was acquired by Omega Financial Corporation in October 2004. The Corporation also had a contract to provide data processing services to Sun, which was terminated upon its acquisition. The Sun-related servicing income ceased in the fourth quarter of 2004.

Service charges on loans and deposits of $38.1 million increased $5.6 million or 17.0% from 2004 primarily as the result of the acquisitions in 2005 and late 2004 and also due to selected fee increases. Insurance commissions and fees of $12.8 million increased $1.5 million or 13.8% from 2004 as the Corporation expanded its presence in this desirable line of business through the acquisition of MBJ in July 2004. Securities commissions of $4.5 million for 2005 decreased by $0.5 million or 9.4% from 2004 levels, primarily due to a shift in mix from annuities to other investment products that are preferable in a rising interest rate environment. Trust fees of $7.1 million in 2005 increased by $0.2 million or 2.9%. The Corporation's efforts to streamline its operations and improve productivity resulted in a 22.9% increase in net income for the Wealth Management business segment, which includes securities commissions and trust fees. For additional information, see the Business Segments footnote in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report. Loss on sale of securities of $11.7 million decreased $12.3 million as a result of the Corporation recognizing a $13.3 million loss in the fourth quarter of 2005. During the fourth quarter of 2005, management changed its intent with respect to certain available for sale securities and as a result sold $559.6 million of fixed rate securities with an average yield of

4.13% and an average life of three years. These sales were part of the Corporation's initiative to improve its interest rate risk position and improve future income levels. During 2005, the Corporation recognized an other-than-temporary impairment loss of $2.0 million on an equity security classified as available for sale. Gain on sale of mortgage loans of $1.4 million for 2005 decreased by $0.4 million or 21.3% from 2004 due to lower mortgage originations resulting from higher interest rates and increased competition. Other income of $4.2 million for 2005 decreased $3.6 million or 45.8% from 2004. A $2.1 million gain related to the ownership of Sun stock during 2004 accounted for the majority of this decrease. Also, lower gains on sales of fixed assets and repossessed assets were offset by higher income from non-marketable securities.

Non-Interest Expense

Total non-interest expense of $155.2 million in 2005 increased $14.3 million or 10.2% from 2004. This increase was primarily attributable to operating expenses resulting from the acquisitions in 2005 and late 2004. As a result of improvements in its customer service model, the Corporation recorded an expense of $1.5 million for severance costs related to staff reductions implemented. This amount also includes early retirement and supplemental retirement benefit costs for former employees as well as other miscellaneous items.

Salaries and employee benefits of $81.0 million in 2005 increased $9.7 million or 13.6% from 2004. This increase was the result of additional costs associated with the employees retained from the acquisitions in 2005 and late 2004, combined with normal compensation and benefit expense increases, and expenses associated with the Corporation's customer service model. Combined net occupancy and equipment expense of $25.6 million in 2005 increased $1.2 million or 5.1% from the combined 2004 level. The increase was primarily due to additional costs associated with the acquisitions in 2005 and late 2004. Amortization of intangibles expense of $3.7 million in 2005 increased $1.3 million or 55.0% from 2004. This increase was attributable to the partial year impacts of the amortization of customer list intangibles resulting from the acquisition of MBJ, mortgage servicing rights resulting from the acquisition of Slippery Rock and core deposit intangibles resulting from the acquisitions of Slippery Rock, NSD and North East. The Corporation recorded merger-related expenses of $1.3 million in 2005 related to costs incurred as a result of the acquisitions of NSD and North East. During 2004, the Corporation incurred costs of $1.7 million relating to its acquisition of Slippery Rock. The Corporation recorded a debt extinguishment penalty of $2.2 million in 2004 related to its repayment of $207.0 million in higher cost FHLB advances. Other non-interest expenses of $33.8 million in 2005 increased $4.0 million or 13.3% from 2004. This increase was primarily the result of higher expenses due to the acquisitions in 2005 and late 2004.

Income Taxes

The Corporation's income tax expense of $21.8 million in 2005 was at an effective tax rate of 28.3% while the 2004 income tax expense of $27.5 million was at an effective tax rate of 30.8%. Both years' tax rates are lower than the 35.0% federal statutory tax rate due to the tax benefits resulting from tax-exempt instruments and excludable dividend income. The 2005 income taxes were also favorably impacted by $1.0 million due to the successful resolution of an uncertain tax position.

Liquidity

The Corporation's goal in liquidity management is to meet the cash flow requirements of depositors and borrowers as well as the operating cash needs of the Corporation with cost-effective funding. The Board of Directors has established an Asset/Liability Policy in order to achieve and maintain earnings performance consistent with long-term goals while maintaining acceptable levels of interest rate risk, a "well-capitalized" balance sheet and adequate levels of liquidity. This policy designates the Corporate Asset/Liability Committee (ALCO) as the body responsible for meeting these objectives. The ALCO, which includes members of executive management, reviews liquidity on a periodic basis and approves significant changes in strategies that affect balance sheet or cash flow positions. Liquidity is centrally managed on a daily basis by the Corporation's Treasury Department.

Liquidity sources from assets include payments from loans and investments as well as the ability to securitize, pledge or sell loans and investment securities. The Corporation continues to originate mortgage loans, most of which are resold in the secondary market. Proceeds from the sale of mortgage loans totaled $108.1 million for 2006 compared to $98.7 million for 2005.

Liquidity sources from liabilities are generated primarily through deposits. As of December 31, 2006 and 2005, deposits comprised 79.9% and 78.5% of total liabilities, respectively. To a lesser extent, the Corporation also makes use of wholesale sources that include federal funds purchased, repurchase agreements and public funds. In addition, the Corporation has the ability to borrow funds from the FHLB, Federal Reserve Bank and the capital markets. FHLB advances are a competitively priced and reliable source of funds. As of December 31, 2006, outstanding FHLB advances declined $70.9 million to $469.1 million, or 7.8% of total assets, while the total availability from these sources was $1.9 billion, or 31.7% of total assets. At December 31, 2005, outstanding FHLB advances were $540.0 million, or 9.7% of total assets, while the total availability from these sources was $1.9 billion, or 34.9% of total assets.

The principal source of cash for the parent company is dividends from its subsidiaries. The parent also has approved lines of credit with several major domestic banks, of which $3.0 million was used as of December 31, 2006. The Corporation also issues subordinated debt on a regular basis.

The Corporation has repurchased shares of its common stock for re-issuance under various employee benefit plans and the Corporation's dividend reinvestment plan since 1991. During 2006, the Corporation purchased treasury shares totaling $9.6 million and received $10.4 million upon re-issuance. In 2005 and 2004, the Corporation purchased treasury shares totaling $10.9 million and $21.1 million, respectively, and received $12.5 million and $19.1 million, respectively, as a result of re-issuance.

The ALCO regularly monitors various liquidity ratios and forecasts of cash position. Management believes the Corporation has sufficient liquidity available to meet its normal operating and contingency funding cash needs.

Market Risk

Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices. The Corporation is primarily exposed to interest rate risk which results from its role as a financial intermediary. To succeed in this capacity, the Corporation offers an extensive variety of financial products to meet the diverse needs of its customers. These products sometimes create risk for the Corporation when product groups do not complement one another. For example, depositors may want short-term deposits while borrowers desire long-term loans.

Changes in market interest rates may result in changes in the fair value of the Corporation's financial instruments, cash flows and net interest income. The ALCO is responsible for market risk management: devising policy guidelines, risk measures and limits, and managing the amount of interest rate risk and its effect on net interest income and capital. The Corporation's Treasury Department measures interest rate risk and manages interest rate risk on a daily basis.

Interest rate risk is comprised of repricing risk, basis risk, yield curve risk and options risk. Repricing risk arises from differences in the cash flow or repricing between asset and liability portfolios. Basis risk arises when asset and liability portfolios are related to different market rate indices, which do not always change by the same amount. Yield curve risk arises when asset and liability portfolios are related to different maturities on a given yield curve; when the yield curve changes shape, the risk position is altered. Options risk arises from "embedded options" within asset and liability products as certain borrowers have the option to prepay their loans when rates fall while certain depositors can redeem their certificates early when rates rise.

The Corporation uses a sophisticated asset/liability model to measure its interest rate risk. Interest rate risk measures utilized by the Corporation include earnings simulation, economic value of equity (EVE) and gap analysis.

Gap analysis and EVE are static measures that do not incorporate assumptions regarding future business. Gap analysis, while a helpful diagnostic tool, displays cash flows for only a single rate environment. EVE's long-term horizon helps identify changes in optionality and longer-term positions. However, EVE's liquidation perspective does not translate into the earnings-based measures that are the focus of managing and valuing a going concern. Net interest income simulations explicitly measure the exposure to earnings from changes in market rates of interest. The Corporation's current financial position is combined with assumptions regarding future business to calculate net interest income under various hypothetical rate scenarios. The Corporation's net interest income simulations assume a level balance sheet whereby new volumes equal runoffs. The ALCO reviews earnings simulations over multiple years under various interest rate scenarios. Reviewing these various measures provides the Corporation with a reasonably comprehensive view of its interest rate profile.

The following gap analysis compares the difference between the amount of interest earning assets and interest bearing liabilities subject to repricing over a period of time. The ratio of rate sensitive assets to rate sensitive liabilities repricing within a one year period was .97 and 1.05 at December 31, 2006 and 2005, respectively. A ratio of less than one indicates a higher level of repricing liabilities over repricing assets over the next twelve months.

Following is the gap analysis as of December 31, 2006 (dollars in thousands):

	Within 1 Month	2-3 Months	4-6 Months	7-12 Months	Total 1 Year
Interest Earning Assets (IEA)					
Loans	$1,146,769	$233,989	$328,238	$495,835	$2,204,831
Investments	51,972	109,500	79,443	163,362	404,277
	1,198,741	343,489	407,681	659,197	2,609,108
Interest Bearing Liabilities (IBL)					
Non-maturity deposits	854,955	—	—	—	854,955
Time deposits	140,703	207,360	376,222	580,690	1,304,975
Borrowings	283,945	44,487	71,749	143,289	543,470
	1,279,603	251,847	447,971	723,979	2,703,400
Period Gap	$ (80,862)	$ 91,642	$ (40,290)	$ (64,782)	$ (94,292)
Cumulative Gap	$ (80,862)	$ 10,780	$ (29,510)	$ (94,292)	
IEA/IBL (Cumulative)	.94	1.01	.99	.97	
Cumulative Gap to IEA	(1.53)%	.20%	(.56)%	(1.78)%	

The allocation of non-maturity deposits to the one-month maturity category is based on the estimated sensitivity of each product to changes in market rates. For example, if a product's rate is estimated to increase by 50% as much as the market rates, then 50% of the account balance was placed in this category. The current allocation is representative of the estimated sensitivities for a +/- 100 basis point change in market rates.

The following table presents an analysis of the potential sensitivity of the Corporation's annual net interest income and EVE to sudden and parallel changes (shocks) in market rates versus if rates remained unchanged:

December 31	2006	2005
Net interest income change (12 months):		
+ 100 basis points	.2%	.1%
−100 basis points	(.2)%	(1.1)%
Economic value of equity:		
+ 100 basis points	(1.8)%	(2.6)%
−100 basis points	(.4)%	(3.3)%

The overall level of interest rate risk has improved and is considered to be relatively low and stable.

The ALCO is responsible for the identification and management of interest rate risk exposure. As such, the ALCO continuously evaluates strategies to manage the Corporation's exposure to interest rate fluctuations. Since 2004, short-term interest rates have risen significantly while long-term interest rates have increased only slightly. This flattening and more recent inversion of the yield curve has made short-term deposits and long-term loans more attractive to customers: a situation that created additional interest rate risk for the Corporation. In order to keep the risk measures in an acceptable position, the ALCO crafted several strategies to mitigate the Corporation's risk position. During February 2005, the Corporation entered into a forward starting interest rate swap with a notional amount of $125.0 million. Under the agreement, the Corporation pays a fixed rate of interest and receives a variable rate based on the London Inter-Bank Offered Rate (LIBOR). The effective date of the swap was January 3, 2006 and the maturity date is March 31, 2008 (for additional information, refer to the *Interest Rate Swap* section of the Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report). During 2005, the Corporation repositioned its investment portfolio in order to reduce its interest rate risk. The transaction lowered the level of mortgage-related assets held by the Corporation which reduced the repricing risk and options risk of the Corporation. The transaction also reduced the average duration of the portfolio (for additional information, refer to the Securities footnote in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report). The Corporation increased its holdings of variable-rate loans from 13.7% of total assets at December 31, 2005 to 16.8% of total assets as of December 31, 2006. In addition, the Corporation regularly sells fixed-rate, residential mortgages to the secondary mortgage loan market in order to manage its holdings of long-term, fixed-rate loans.

The Corporation recognizes that asset/liability models are based on methodologies that may have inherent shortcomings. Furthermore, asset/liability models require certain assumptions be made, such as prepayment rates on earning assets and pricing impact on non-maturity deposits, which may differ from actual experience. These business assumptions are based upon the Corporation's experience, business plans and published industry experience. While management believes such assumptions to be reasonable, there can be no assurance that modeled results will approximate actual results.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

The following table sets forth contractual obligations of principal that represent required and potential cash outflows as of December 31, 2006 (in thousands):

	Within 1 Year	1-3 Years	3-5 Years	After 5 Years	Total
Deposits without a stated maturity	$2,599,324	—	—	—	$2,599,324
Certificates and other time deposits	1,304,528	$250,753	$202,040	$16,197	1,773,518
Operating leases	3,974	6,032	3,331	16,140	29,477
Long-term debt	242,083	113,524	112,706	51,577	519,890
	$4,149,909	$370,309	$318,077	$83,914	$4,922,209

The following table sets forth the amounts and expected maturities of commitments to extend credit and other off-balance sheet items as of December 31, 2006 (in thousands):

	Within 1 Year	1-3 Years	3-5 Years	After 5 Years	Total
Commitments to extend credit	$751,873	$53,162	$ 9,325	$65,347	$879,707
Standby letters of credit	39,346	44,547	4,789	3,003	91,685
	$791,219	$97,709	$14,114	$68,350	$971,392

Commitments to extend credit and standby letters of credit do not necessarily represent future cash requirements in that the borrower has the ability to draw upon these commitments at any time and these commitments often expire without being drawn upon.

Lending Activity

The loan portfolio consists principally of loans to individuals and small- and medium-sized businesses within the Corporation's primary market area of Pennsylvania and northeastern Ohio. The Corporation, through its banking affiliate, also operates commercial loan production offices in Florida. In addition, the portfolio contains consumer finance loans to individuals in Pennsylvania, Ohio and Tennessee.

Following is a summary of loans (in thousands):

December 31	2006	2005	2004	2003	2002
Commercial	$2,111,752	$1,613,960	$1,440,674	$1,297,559	$1,257,132
Direct installment	926,766	890,288	820,886	776,716	594,909
Consumer lines of credit	254,054	262,969	251,037	229,005	206,026
Residential mortgages	490,215	485,542	479,769	468,173	592,678
Indirect installment	461,214	493,740	389,754	452,170	523,428
Lease financing	638	1,685	2,926	16,594	36,975
Other	8,505	863	4,415	18,980	24,060
	$4,253,144	$3,749,047	$3,389,461	$3,259,197	$3,235,208

Total loans increased by $504.1 million or 13.4% to $4.3 billion at December 31, 2006 compared to December 31, 2005. The Corporation focused on the commercial loan segment which grew by $497.8 million as a result of organic growth combined with the acquisition of Legacy.

Total loans increased by $359.6 million or 10.6% to $3.7 billion at December 31, 2005 compared to December 31, 2004. The Corporation focused on growing the more desirable segments of the loan portfolio as commercial, direct installment and consumer lines of credit combined increased by $254.6 million or 10.1% primarily as a result of the acquisitions of NSD and North East and organic loan growth. Indirect installment increased $104.0 million or 26.7% as a result of the acquisitions of NSD and North East.

As of December 31, 2006 and 2005, there were no concentrations of loans relating to any industry in excess of 10% of total loans.

Following is a summary of the maturity distribution of certain loan categories based on remaining scheduled repayments of principal as of December 31, 2006 (in thousands):

	Within 1 Year	1-5 Years	Over 5 Years	Total
Commercial	$168,722	$629,946	$1,313,084	$2,111,752
Residential mortgages	894	18,616	470,705	490,215
	$169,616	$648,562	$1,783,789	$2,601,967

The total amount of loans due after one year includes $1.7 billion with floating or adjustable rates of interest and $748.8 million with fixed rates of interest.

Non-Performing Loans

Non-performing loans include non-accrual loans and restructured loans. Non-accrual loans represent loans on which interest accruals have been discontinued. Restructured loans are loans in which the borrower has been granted a concession on the interest rate or the original repayment terms due to financial distress.

The Corporation discontinues interest accruals when principal or interest is due and has remained unpaid for 90 to 180 days or more depending on the loan type. When a loan is placed on non-accrual status, all unpaid interest is reversed. Non-accrual loans may not be restored to accrual status until all delinquent principal and interest have been paid.

Non-performing loans are closely monitored on an ongoing basis as part of the Corporation's loan review and work-out process. The potential risk of loss on these loans is evaluated by comparing the loan balance to the fair value of any underlying collateral or the present value of projected future cash flows. Losses are recognized where appropriate.

Following is a summary of non-performing loans (dollars in thousands):

December 31	2006	2005	2004	2003	2002
Non-accrual loans	$24,636	$28,100	$27,029	$22,449	$18,329
Restructured loans	3,492	5,032	4,993	5,719	5,915
	$28,128	$33,132	$32,022	$28,168	$24,244
Non-performing loans as a percentage of total loans	.66%	.88%	.94%	.86%	.75%

Following is a table showing the amounts of contractual interest income and actual interest income related to non-accrual and restructured loans (in thousands):

December 31	2006	2005	2004	2003	2002
Gross interest income:					
Per contractual terms	$2,046	$3,179	$2,076	$2,227	$2,354
Recorded during the year	458	528	727	923	855

Following is a summary of loans 90 days or more past due on which interest accruals continue (dollars in thousands):

December 31	2006	2005	2004	2003	2002
Loans 90 days or more past due	$5,528	$5,755	$5,113	$5,100	$6,924
As a percentage of total loans	.13%	.15%	.15%	.16%	.21%

It is the Corporation's policy to discontinue interest accruals when principal or interest is due and has remained unpaid for 90 days or more unless the loan is both well secured and in the process of collection.

Allowance and Provision for Loan Losses

The allowance for loan losses represents management's estimate of probable loan losses inherent in the loan portfolio at a specific point in time. This estimate includes losses associated with specifically identified loans, as well as estimated probable credit losses inherent in the remainder of the loan portfolio. Additions are made to the allowance through both periodic provisions charged to income and recoveries of losses previously incurred. Reductions to the allowance occur as loans are charged off. Management evaluates the adequacy of the allowance at least quarterly, and in doing so relies on various factors including, but not limited to, assessment of historical loss experience, delinquency and non-accrual trends, portfolio growth, underlying collateral coverage and current economic conditions. This evaluation is subjective and requires material estimates that may change over time.

The components of the allowance for loan losses represent estimates based upon Financial Accounting Standards Board Statement (FAS) 5, *Accounting for Contingencies*, and FAS 114, *Accounting by Creditors for Impairment of a Loan*. FAS 5 applies to homogeneous loan pools such as consumer installment, residential mortgages and consumer lines of credit, as well as commercial loans that are not individually evaluated for impairment under FAS 114. FAS 114 is applied to commercial loans that are considered impaired.

Under FAS 114, a loan is impaired when, based upon current information and events, it is probable that the loan will not be repaid according to its contractual terms, including both principal and interest. Management performs individual assessments of impaired loans to determine the existence of loss exposure and, where applicable, the extent of loss exposure based upon the present value of expected future cash flows available to pay the loan, or based upon the estimated realizable collateral where a loan is collateral dependent. Commercial loans excluded from FAS 114 individual impairment analysis are collectively evaluated by management to estimate reserves for loan losses inherent in those loans in accordance with FAS 5.

In estimating probable loan losses, management applies historical loan loss rates and also considers how the loss rates may be impacted by changes in current economic conditions, delinquency and non-performing loan trends, changes in loan underwriting guidelines and credit policies, as well as the results of internal loan reviews. Homogeneous loan pools are evaluated using similar criteria that are based upon historical loss rates of various loan types. Historical loss rates are adjusted to incorporate changes in existing conditions that may impact, both positively or negatively, the degree to which these loss histories may vary. This determination inherently involves a high degree of uncertainty and considers current risk factors that may not have occurred in the Corporation's historical loan loss experience.

Following is a summary of changes in the allowance for loan losses (dollars in thousands):

Year Ended December 31	2006	2005	2004	2003	2002
Balance at beginning of period	$ 50,707	$ 50,467	$ 46,139	$ 46,984	$ 46,345
Additions due to acquisitions	3,035	4,996	4,354	—	—
Reductions due to branch sales	—	(59)	(54)	—	—
Charge-offs:					
Commercial	(2,642)	(3,422)	(2,333)	(2,447)	(1,583)
Installment	(9,811)	(14,847)	(14,736)	(15,769)	(12,577)
Residential mortgage	(2,215)	(966)	(639)	(571)	(849)
Lease financing	(12)	(472)	(1,088)	(1,457)	(1,548)
Total charge-offs	(14,680)	(19,707)	(18,796)	(20,244)	(16,557)
Recoveries:					
Commercial	764	650	667	505	1,799
Installment	1,919	1,891	1,651	1,482	1,635
Residential mortgage	319	144	94	53	57
Lease financing	99	149	132	204	81
Total recoveries	3,101	2,834	2,544	2,244	3,572
Net charge-offs	(11,579)	(16,873)	(16,252)	(18,000)	(12,985)
Provision for loan losses	10,412	12,176	16,280	17,155	13,624
Balance at end of period	$ 52,575	$ 50,707	$ 50,467	$ 46,139	$ 46,984
Net charge-offs as a percent of average loans, net of unearned income	.29%	.46%	.50%	.56%	.41%
Allowance for loan losses as a percent of total loans, net of unearned income	1.24%	1.35%	1.49%	1.42%	1.45%
Allowance for loan losses as a percent of non-performing loans	186.9%	153.05%	157.60%	163.80%	193.80%

The installment category in the above table includes direct installment, consumer lines of credit and indirect installment loans.

The allowance for loan losses increased $1.9 million during 2006 representing a 3.7% increase in reserves for loan losses between December 31, 2005 and December 31, 2006. The Legacy acquisition brought with it $297.0 million in loans and an associated allowance for loan losses of $3.0 million, which represented 1.0% of Legacy's loans. Offsetting the acquired reserves were net charge-offs of $11.6 million and a provision for loan losses of $10.4 million. The decrease in net charge-offs and the provision for loan losses is a result of the Corporation's continued improvement in asset quality.

The allowance for loan losses increased $0.2 million during 2005 representing a .5% increase in reserves for loan losses between December 31, 2004 and December 31, 2005. The NSD acquisition brought with it $310.4 million in loans and an associated allowance for loan losses of $3.6 million, which represented 1.2% of NSD's loans. The North East acquisition brought with it $49.5 million in loans and associated allowance for loan losses of $1.4 million, which represented 3.1% of North East's loans. Offsetting these acquired reserves were net charge-offs of $16.9 million and a provision for loan losses of $12.2 million. This decrease in provision is a direct result of the Corporation's improved asset quality.

Management considers numerous factors when estimating reserves for loan losses, including historical charge-off rates and subsequent recoveries. Consideration is given to the impact of changes in qualitative factors that influence the Corporation's credit quality, such as the local and regional economies that the Corporation serves. Assessment of relevant economic factors indicates that the Corporation's primary markets tend to lag the national economy, with local economies in the Corporation's market areas also improving, but at a more measured rate than the national trends. Regional economic factors influencing management's estimate of reserves include uncertainty of the labor markets in the regions the Corporation serves and a contracting labor force due, in part, to productivity growth and industry consolidations. In 2005, interest rates and energy costs increased, but have moderated in 2006. Higher rates directly affect borrowers tied to floating rate loans as increasing debt service requirements pressure customers that now face higher loan payments. Higher interest rates and energy costs also affect consumer loan customers who carry historically high debt loads. Consumer credit risk and loss exposures are evaluated using loss histories of the FAS 5 pools and roll rate analysis to estimate credit quality migration and expected losses within the homogeneous loan pools.

Charge-offs reflect the realization of losses in the portfolio that were estimated previously through provisions for credit losses. Loans charged off during 2006 decreased $5.0 million to $14.7 million over 2005 charge-offs. Loans charged off during 2005 increased $0.9 million to $19.7 million over 2004 charge-offs, primarily due to the charge-off of a $1.5 million loan that was previously fully reserved. Net charge-offs (annualized) as a percent of average loans decreased to .29% in 2006 compared to .46% in 2005 reflecting improved performance. Loans charged off in 2004 decreased $1.4 million to $18.8 million versus 2003. Loans charged off in 2003 increased $3.7 million compared to 2002. Loans charged off in 2002 decreased $9.2 million over 2001.

Following is a summary of the allocation of the allowance for loan losses (dollars in thousands):

	Dec 31, 2006	% of Loans in each Category to Total Loans	Dec. 31, 2005	% of Loans in each Category to Total Loans	Dec. 31, 2004	% of Loans in each Category to Total Loans	Dec. 31, 2003	% of Loans in each Category to Total Loans	Dec. 31, 2002	% of Loans in each Category to Total Loans
Commercial	$30,813	50%	$27,112	43%	$28,271	43%	$23,332	40%	$21,282	40%
Direct installment	11,445	22	11,631	24	10,947	24	9,429	24	10,376	18
Consumer lines of credit	2,343	6	2,486	7	1,280	7	1,282	7	1,194	7
Residential mortgages	3,068	11	2,958	13	632	14	579	14	818	18
Indirect installment	4,649	11	6,324	13	9,072	12	8,432	14	6,984	16
Lease financing	15	—	80	—	265	—	939	1	1,500	1
Other	242	—	116	—	—	—	—	—	—	—
Unallocated portion	—	—	—	—	—	—	2,146	—	4,830	—
	$52,575	100%	$50,707	100%	$50,467	100%	$46,139	100%	$46,984	100%

The amount allocated to commercial loans increased in 2006 due to the increased loan balance while the amount allocated to indirect installment loans decreased due to an improvement in credit quality as a result of improved underwriting guidelines and a planned run-off in loan balance.

The amount allocated to commercial loans decreased in 2005 due to the charge-off of a $1.5 million loan that was previously fully reserved while the amount allocated to indirect installment loans decreased due to an improvement in credit quality as a result of improved underwriting guidelines. The amounts allocated to consumer lines of credit and residential mortgages increased in 2005 primarily as a result of the increased loan balances associated with the NSD acquisition.

Investment Activity

Investment activities serve to enhance the overall yield on earning assets while supporting interest rate sensitivity and liquidity positions. Securities purchased with the intent and ability to retain until maturity are categorized as securities held to maturity and carried at amortized cost. All other securities are categorized as securities available for sale and are recorded at fair market value. Securities are subject to similar interest rate and credit risk as loans. In addition, by their nature, securities classified as available for sale are also subject to market value risks that could negatively affect the level of liquidity available to the Corporation, as well as equity. A change in value of held to maturity securities could also negatively affect the level of equity if there was a decline in the underlying creditworthiness of the issuers or a change in the Corporation's intent and ability to hold the securities to maturity.

During 2006, securities available for sale decreased by $20.9 million and securities held to maturity decreased by $105.1 million from December 31, 2005 as the proceeds from securities that matured during 2006 were used to fund loan growth. During 2005, management changed its intent with respect to certain available for sale debt securities and as a result sold $559.6 million of fixed rate securities with an average yield of 4.13% and an average life of three years resulting in a realized loss of $13.3 million. These sales were part of the Corporation's initiative to improve its interest rate risk position and improve future income levels. The proceeds from the sale were used to retire $89.8 million of higher rate short-term borrowings and to purchase $469.8 million of shorter maturity securities that have an average life of two years and a yield of 4.94%.

As of December 31, 2006, securities with an amortized cost of $256.3 million and $776.1 million were classified as available for sale and held to maturity, respectively. Management believes the Corporation has sufficient liquidity available to meet its normal operating cash needs.

During 2004, the Corporation transferred $519.4 million from available for sale to held to maturity. This transaction resulted in $4.0 million being recorded as other comprehensive income, which is being amortized over the remaining average life of the securities transferred. The Corporation initiated this transfer to better reflect management's intentions and to reduce the volatility of the equity adjustment due to the fluctuation in market prices of available for sale securities.

The following table indicates the respective maturities and weighted-average yields of securities as of December 31, 2006 (dollars in thousands):

	Amount	Weighted Average Yield
Obligations of U.S. Treasury and other U.S. Government agencies:		
Maturing within one year	$ 209,858	4.76%
Maturing after one year within five years	22,453	4.99
Maturing after ten years	508	5.61
States of the U.S. and political subdivisions:		
Maturing within one year	6,668	5.22
Maturing after one year within five years	28,384	4.77
Maturing after five years within ten years	71,913	5.19
Maturing after ten years	42,289	5.94
Corporate and other debt securities:		
Maturing within one year	786	5.76
Maturing after one year within five years	1,795	6.06
Maturing after ten years	53,165	6.95
Mortgage-backed securities	586,842	4.91
Equity securities	9,697	5.58
Total	$1,034,358	5.06

The weighted average yields for tax-exempt securities are computed on a tax equivalent basis using the federal statutory tax rate of 35.0%. The weighted average yields for securities available for sale are based on amortized cost.

Deposits and Short-Term Borrowings

As a bank holding company, the Corporation's primary source of funds is deposits. Those deposits are provided by businesses and individuals located within the markets served by the Corporation's subsidiaries.

Total deposits increased $360.9 million to $4.4 billion at December 31, 2006 compared to December 31, 2005, as a result of the acquisition of Legacy and organic growth resulting from an expanded suite of deposit products designed to attract and retain customers. The Corporation also experienced an unfavorable shift in its deposit mix during 2006 as non-interest bearing demand decreased $33.8 million or 4.9% while certificates of deposit increased $125.4 million or 7.6%.

Short-term borrowings, made up of repurchase agreements, federal funds purchased, FHLB advances, subordinated notes and other short-term borrowings, decreased by $15.1 million to $363.9 million at December 31, 2006 compared to December 31, 2005. This decrease is the result of decreases of $40.0 million, $30.0 million and $17.6 million in FHLB advances, federal funds purchased and subordinated notes, respectively, which were partially offset by an increase of $69.5 million in repurchase agreements. The increase in repurchase agreements is the result of the Corporation's strategic initiative to increase and expand its commercial lending relationships.

Repurchase agreements and subordinated notes are the largest components of short-term borrowings. At December 31, 2006, repurchase agreements and subordinated notes represented 69.3% and 29.7%, respectively, of total short-term borrowings.

Following is a summary of selected information relating to repurchase agreements (dollars in thousands):

	2006	2005	2004
Balance at year-end	$252,064	$182,517	$160,847
Maximum month-end balance	252,064	196,470	160,847
Average balance during year	213,045	182,779	130,698
Weighted average interest rates:			
At end of year	4.64%	3.49%	1.56%
During the year	4.27	2.57	1.06

The repurchase agreements have next day maturities.

Following is a summary of selected information relating to short-term subordinated notes (dollars in thousands):

	2006	2005	2004
Balance at year-end	$108,118	$125,673	$151,860
Maximum month-end balance	121,804	148,014	151,860
Average balance during year	112,661	138,531	142,062
Weighted average interest rates:			
At end of year	4.90%	4.02%	3.41%
During the year	4.62	3.97	3.29

Approximately 83.0% of the short-term subordinated notes are daily notes. The remaining 17.0% of the short-term subordinated notes have various terms ranging from three to twelve months.

Capital Resources

The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance, changing competitive conditions and economic forces. The Corporation seeks to maintain a strong capital base to support its growth and expansion activities, to provide stability to current operations and to promote public confidence.

The Corporation has an effective $200.0 million shelf registration statement with the SEC. The Corporation may, from time to time, issue any combination of common stock, preferred stock, debt securities or trust preferred securities in one or more offerings up to a total dollar amount of $200.0 million.

Capital management is a continuous process. Both the Corporation and FNBPA are subject to various regulatory capital requirements administered by the federal banking agencies. For additional information, see the Regulatory Matters footnote in the Notes to the Consolidated Financial Statements, which is included in Item 8 of this Report. Book value per share was $8.90 at December 31, 2006 compared to $8.31 at December 31, 2005. The Corporation issues shares, which were initially acquired through the acquisition of treasury stock, in connection with its various benefit plans.

In late 2005, the four federal banking agencies, the OCC, FRB, the FDIC and the Office of Thrift Supervision, published an interagency advance notice of proposed rulemaking regarding potential revisions to the existing risk-based capital framework. These changes would apply to banks, bank holding companies and savings associations. The Corporation will continue to monitor these potential changes to the risk-based capital standards and will make the necessary changes to ensure that it remains well-capitalized.

The Corporation may continue to grow through acquisitions, which can potentially impact its capital position. The Corporation may issue additional common stock in order maintain its well-capitalized status.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information called for by this item is provided in the Market Risk section of Management's Discussion and Analysis of Financial Condition and Results of Operations, which is included in Item 7 of this Report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

F.N.B. Corporation (the Corporation) is responsible for the preparation, integrity and fair presentation of the consolidated financial statements included in this Annual Report. The consolidated financial statements and notes included in this Annual Report have been prepared in conformity with United States generally accepted accounting principles (U.S. GAAP)

We, as management of the Corporation, are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with U.S. GAAP. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the Corporation's system of internal control over financial reporting as of December 31, 2006 in relation to criteria set forth for effective internal control over financial reporting as described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that as of December 31, 2006, the Corporation's internal control over financial reporting is effective and meets the criteria of the "Internal Control – Integrated Framework." Ernst & Young LLP, independent registered public accounting firm, has issued an audit report on management's assessment of the Corporation's internal control over financial reporting.

/s/ Stephen J. Gurgovits

Stephen J. Gurgovits
President and Chief Executive Officer

/s/ Brian F. Lilly

Brian F. Lilly
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
F.N.B. Corporation

We have audited the accompanying consolidated balance sheets of F.N.B. Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of F.N.B. Corporation and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in footnote 19 to the consolidated financial statements, F.N.B. Corporation changed its method of accounting for defined benefit pension and other postretirement plans as of December 31, 2006, in accordance with Financial Accounting Standards Board Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* As discussed in footnote 2 to the consolidated financial statements, F.N.B. Corporation adopted the provisions of Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of F.N.B. Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
February 23, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
F.N.B. Corporation

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that F.N.B. Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). F.N.B. Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because management's assessment and our audit were conducted to also meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of F.N.B. Corporation's internal control over financial reporting included controls over the preparation of financial statements in accordance with the instructions for the preparation of Consolidated Financial Statements for Bank Holding Companies (Form FRY-9C). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that F.N.B. Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, F.N.B. Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of F.N.B. Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006, of F.N.B. Corporation and our report dated February 23, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
February 23, 2007

F.N.B. Corporation and Subsidiaries
Consolidated Balance Sheets
Dollars in thousands, except par values

	December 31	
	2006	**2005**
Assets		
Cash and due from banks	$ 122,362	$ 131,604
Interest bearing deposits with banks	1,472	627
Securities available for sale	258,279	279,219
Securities held to maturity (fair value of $766,295 and $867,122)	776,079	881,139
Mortgage loans held for sale	3,955	4,740
Loans, net of unearned income of $26,704 and $27,595	4,253,144	3,749,047
Allowance for loan losses	(52,575)	(50,707)
Net Loans	4,200,569	3,698,340
Premises and equipment, net	86,532	87,013
Goodwill	242,479	196,354
Core deposit and other intangible assets, net	23,859	23,401
Bank owned life insurance	131,391	122,666
Other assets	160,615	165,223
Total Assets	$6,007,592	$5,590,326
Liabilities		
Deposits:		
Non-interest bearing demand	$ 654,617	$ 688,391
Savings and NOW	1,944,707	1,675,395
Certificates and other time deposits	1,773,518	1,648,157
Total Deposits	4,372,842	4,011,943
Other liabilities	62,547	59,634
Short-term borrowings	363,910	378,978
Long-term debt	519,890	533,703
Junior subordinated debt owed to unconsolidated subsidiary trusts	151,031	128,866
Total Liabilities	5,470,220	5,113,124
Stockholders' Equity		
Common stock – $0.01 par value		
Authorized – 500,000,000 shares		
Issued – 60,451,533 and 57,513,586	601	575
Additional paid-in capital	506,024	454,546
Retained earnings	33,321	24,376
Accumulated other comprehensive (loss) income	(1,546)	3,597
Deferred stock compensation	—	(4,154)
Treasury stock – 57,254 and 94,545 shares at cost	(1,028)	(1,738)
Total Stockholders' Equity	537,372	477,202
Total Liabilities and Stockholders' Equity	$6,007,592	$5,590,326

See accompanying Notes to Consolidated Financial Statements

F.N.B. Corporation and Subsidiaries
Consolidated Statements of Income
Dollars in thousands, except per share data

	Year Ended December 31		
	2006	**2005**	**2004**
Interest Income			
Loans, including fees	$288,553	$240,966	$208,307
Securities:			
Taxable	47,319	49,275	42,248
Nontaxable	4,757	4,138	2,554
Dividends	533	694	445
Other	1,260	407	14
Total Interest Income	342,422	295,480	253,568
Interest Expense			
Deposits	106,679	66,112	52,400
Short-term borrowings	15,785	14,501	7,278
Long-term debt	20,752	19,872	18,726
Junior subordinated debt owed to unconsolidated subsidiary trusts	10,369	8,295	5,986
Total Interest Expense	153,585	108,780	84,390
Net Interest Income	188,837	186,700	169,178
Provision for loan losses	10,412	12,176	16,280
Net Interest Income After Provision for Loan Losses	178,425	174,524	152,898
Non-Interest Income			
Service charges	40,053	38,121	32,569
Insurance commissions and fees	13,988	12,794	11,245
Securities commissions and fees	4,871	4,490	4,954
Trust	7,780	7,125	6,926
Bank owned life insurance	3,368	3,301	3,459
Gain on sale of mortgage loans	1,607	1,393	1,769
Gain (loss) on sale of securities	1,802	(11,703)	607
Impairment loss on equity security	—	(1,953)	—
Gain on sale of branches	—	—	4,135
Data processing contract termination	—	—	3,840
Other	5,806	4,239	7,822
Total Non-Interest Income	79,275	57,807	77,326
Non-Interest Expense			
Salaries and employee benefits	83,649	81,035	71,328
Net occupancy	13,963	12,666	11,064
Equipment	13,600	12,911	13,282
Amortization of intangibles	4,148	3,743	2,415
State taxes	4,682	3,951	4,244
Advertising and promotional	2,845	3,210	2,142
Insurance claims paid	2,558	2,654	2,696
Merger related	564	1,303	1,681
Debt extinguishment penalty	—	—	2,245
Other	34,505	33,753	29,795
Total Non-Interest Expense	160,514	155,226	140,892
Income Before Income Taxes	97,186	77,105	89,332
Income taxes	29,537	21,847	27,537
Net Income	$67,649	$55,258	$61,795
Net Income per Common Share			
Basic	$1.15	$.99	$1.31
Diluted	$1.14	$.98	$1.29
Cash Dividends Paid per Common Share	$.94	$.925	$.92

See accompanying Notes to Consolidated Financial Statements

F.N.B. Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity
Dollars in thousands

	Comprehensive Income	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Deferred Stock Compensation	Treasury Stock	Total
Balance at January 1, 2004		$464	$ 589,339	$ 8,202	$10,251	$ —	$ (1,347)	$ 606,909
Net income	$61,795			61,795				61,795
Change in other comprehensive income (loss)	(3,388)				(3,388)			(3,388)
Comprehensive income	$58,407							
Common dividends declared: $.92/share				(43,476)				(43,476)
Spin-off of Florida operations			(363,219)		(1,898)			(365,117)
Purchase of common stock							(21,101)	(21,101)
Issuance of common stock		38	72,614	(3,674)			19,109	88,087
Tax benefit of stock-based compensation			1,821					1,821
Change in deferred stock compensation						(1,428)		(1,428)
Balance at December 31, 2004		502	300,555	22,847	4,965	(1,428)	(3,339)	324,102
Net income	$55,258			55,258				55,258
Change in other comprehensive income (loss)	(1,368)				(1,368)			(1,368)
Comprehensive income	$53,890							
Common dividends declared: $.925/share				(52,336)				(52,336)
Purchase of common stock							(10,926)	(10,926)
Issuance of common stock		73	152,210	(1,393)			12,527	163,417
Tax benefit of stock-based compensation			1,781					1,781
Change in deferred stock compensation						(2,726)		(2,726)
Balance at December 31, 2005		575	454,546	24,376	3,597	(4,154)	(1,738)	477,202
Net income	$67,649			67,649				67,649
Change in other comprehensive income (loss)	(438)				(438)			(438)
Comprehensive income	$67,211							
Cumulative effect of change in accounting for pension and postretirement obligations					(4,705)			(4,705)
Cumulative effect of change in accounting from adoption of SAB 108				(1,599)				(1,599)
Common dividends declared: $.94/share				(55,362)				(55,362)
Purchase of common stock							(9,649)	(9,649)
Issuance of common stock		29	53,803	(1,743)			10,359	62,448
Restricted stock compensation			1,203					1,203
Tax benefit of stock-based compensation			623					623
Reclassification arising from adoption of FAS 123R		(3)	(4,151)			4,154		—
Balance at December 31, 2006		$601	$ 506,024	$ 33,321	$(1,546)	$ 0	$ (1,028)	$ 537,372

See accompanying Notes to Consolidated Financial Statements

F.N.B. Corporation and Subsidiaries
Consolidated Statements of Cash Flows
Dollars in thousands

	Year Ended December 31		
	2006	2005	2004
Operating Activities			
Net income	$ 67,649	$ 55,258	$ 61,795
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation, amortization and accretion	14,467	15,315	14,620
Provision for loan losses	10,412	12,176	16,280
Deferred taxes	955	5,881	(2,751)
(Gain) loss on sale of securities	(1,802)	11,703	(607)
Gain on sale of loans	(1,607)	(1,393)	(1,769)
Proceeds from sale of trading securities	—	—	14,187
Proceeds from sale of loans	108,053	98,652	93,630
Loans originated for sale	(105,662)	(96,180)	(96,245)
Tax benefit of stock-based compensation	(623)	1,781	1,821
Net change in:			
Interest receivable	(2,952)	916	(1,760)
Interest payable	1,698	(8,677)	(3,789)
Other, net	27,164	(23,919)	14,548
Net cash flows provided by operating activities	117,752	71,513	109,960
Investing Activities			
Net change in:			
Interest bearing deposits with banks	(846)	2,295	(1,769)
Loans	(224,556)	(20,692)	37,519
Bank owned life insurance	(756)	(1,482)	112
Securities available for sale:			
Purchases	(42,918)	(398,976)	(447,957)
Sales	27,081	649,144	95,990
Maturities	75,181	101,260	203,519
Securities held to maturity:			
Purchases	(26,761)	(356,655)	(93,250)
Maturities	130,532	118,945	45,722
Increase in premises and equipment	(4,222)	(5,677)	(968)
Net cash (paid) received for mergers and acquisitions	(17,123)	12,571	3,070
Net cash flows (used in) provided by investing activities	(84,388)	100,733	(158,012)
Financing Activities			
Net change in:			
Non-interest bearing deposits, savings, and NOW accounts	120,491	(98,945)	(83,223)
Time deposits	(3,251)	73,148	(21,104)
Short-term borrowings	(67,417)	(31,073)	176,651
Proceeds from the issuance of junior subordinated debt owed to unconsolidated subsidiary trusts	22,165	—	—
Increase in long-term debt	29,749	64,031	262,950
Decrease in long-term debt	(81,484)	(103,788)	(243,969)
Purchase of common stock	(9,649)	(10,926)	(21,101)
Issuance of common stock	1,529	18,408	17,003
Tax benefit of stock-based compensation	623	—	—
Cash dividends paid	(55,362)	(52,336)	(43,476)
Net cash flows (used in) provided by financing activities	(42,606)	(141,481)	43,731
Net (Decrease) Increase in Cash and Due from Banks	(9,242)	30,765	(4,321)
Cash and due from banks at beginning of year	131,604	100,839	105,160
Cash and Due from Banks at End of Year	$ 122,362	$ 131,604	$ 100,839

See accompanying Notes to Consolidated Financial Statements

F.N.B. Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Nature of Operations

F.N.B. Corporation (the Corporation) is a diversified financial services company headquartered in Hermitage, Pennsylvania. Its primary businesses include commercial and retail banking, consumer finance, asset management and insurance. The Corporation operates its retail and commercial banking business through a full service branch network in Pennsylvania and Ohio and loan production offices in Florida and Tennessee, and conducts selected consumer finance business in Pennsylvania, Ohio and Tennessee.

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of F.N.B. Corporation include the accounts of the Corporation and its subsidiaries. The Corporation owns and operates First National Bank of Pennsylvania (FNBPA), First National Trust Company, First National Investment Services Company, LLC, F.N.B. Investment Advisors, Inc., First National Insurance Agency, LLC (FNIA), Regency Finance Company (Regency) and F.N.B. Capital Corporation, LLC.

The Corporation completed several acquisitions during 2006, 2005 and 2004. These acquisitions are discussed in the Mergers and Acquisitions footnote. The consolidated financial statements include the results of operations of the acquired entities from their respective dates of acquisition.

The accompanying consolidated financial statements include all adjustments, in the opinion of management, to fairly reflect the Corporation's financial position and results of operations. All significant intercompany balances and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to the current period presentation.

The Corporation's consolidated financial statements include subsidiaries in which the Corporation has a controlling financial interest. Investments in companies in which the Corporation controls operating and financing decisions (principally defined as owning a voting or economic interest greater than 50%) are consolidated. Variable interest entities are consolidated if the Corporation is exposed to the majority of the variable interest entity's expected losses and/or residual returns (i.e., the Corporation is considered to be the primary beneficiary).

Use of Estimates

The accounting and reporting policies of the Corporation conform with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Business Combinations

Business combinations are accounted for under the purchase method of accounting. Under the purchase method, assets and liabilities are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired entities are included in the consolidated statement of income from the date of acquisition.

Cash Equivalents

The Corporation considers cash and demand balances due from banks as cash and cash equivalents.

Securities

Investment securities, which are composed of debt securities and certain equity securities, comprise a significant portion of the Corporation's consolidated balance sheet. Such securities can be classified as "Trading," "Securities Held to Maturity" or "Securities Available for Sale."

Trading securities are held primarily as a result of management's intent to resell such securities in the near term and are carried at fair value, with unrealized gains (losses) reflected through the consolidated statement of income. As of December 31, 2006 and 2005, the Corporation did not carry a portfolio of trading securities.

Securities held to maturity are comprised of debt securities, for which management has the positive intent and ability to hold such securities until their maturity. Such securities are carried at cost, adjusted for related amortization of premiums and accretion of discounts through interest income from securities.

Securities that are not classified as trading or held to maturity are classified as available for sale. The Corporation's available for sale securities portfolio is comprised of debt securities and marketable equity securities. Such securities are carried at fair value with net unrealized gains and losses not deemed other-than-temporary reported separately as a component in other comprehensive income, net of tax. Realized gains and losses on the sale of and other-than-temporary impairment charges on available for sale securities are recorded on the consolidated statement of income. Realized gains and losses on the sale of securities are determined using the specific-identification method.

Securities are periodically reviewed for other-than-temporary impairment based upon a number of factors, including but not limited to, length of time and extent to which the market value has been less than cost, financial condition of the underlying issuer, ability of the issuer to meet contractual obligations, likelihood of the security's ability to recover any decline in its market value and management's intent and ability to retain the security for a period of time sufficient to allow for recovery in market value or maturity. Among the factors that are considered in determining intent and ability is a review of the Corporation's capital adequacy, interest rate risk position and liquidity. The assessment of a security's ability to recover any decline in market value, the ability of the issuer to meet contractual obligations and management's intent and ability requires considerable judgment. A decline in value that is considered to be other-than-temporary is recorded as a loss within non-interest income in the consolidated statement of income.

Equity Method Investment

Through September 8, 2004, the Corporation accounted for its ownership of the common stock of Sun Bancorp, Inc. (Sun) under the equity method. Under the equity method, the carrying value of the Corporation's investment in Sun was adjusted for the Corporation's share of Sun's earnings and reduced by dividends received from Sun. On September 9, 2004, the Corporation ceased to have any management control over Sun as the Corporation gave up its two seats on the Sun Board of Directors. As a result, the Corporation changed its accounting method to the cost basis of accounting and moved 56% of its investment in Sun to securities available for trading. In conjunction with this transfer, the Corporation recognized a $1.2 million gain due to the market value being higher than book value at the end of the third quarter of 2004. The remaining 44% of the Corporation's investment in Sun was moved from the equity method of accounting to securities available for sale, at the securities carrying value at that date.

On October 1, 2004, Omega Financial Corporation (Omega) completed its acquisition of Sun. Under the terms of the agreement, Sun stockholders were entitled to receive either 0.664 shares of Omega common stock for each share of Sun common stock or $23.25 in cash for each share held, subject to a pro rata allocation such that 20% of the merger consideration would be paid in cash and 80% would be in the form of Omega common stock. On October 15, 2004, the Corporation received cash for 610,192 shares of Sun common stock that it categorized as trading. The remaining 479,930 shares of Sun common stock were converted into 318,673 shares of Omega common stock. As provided under EITF 91-5, *Nonmonetary Exchange of Cost-Method Investments*, on October 1, 2004, the Corporation recorded a gain of $1.0 million to reflect the difference between market value at the transaction date and the carrying value of the remaining shares classified as available for sale.

In conjunction with Omega's acquisition of Sun, Omega terminated the servicing agreement that the Corporation had with Sun. For the year ended December 31, 2004, the Corporation recognized a $3.8 million gain as a result of this contract termination.

The Corporation recognized an other-than-temporary impairment loss of $2.0 million in 2005 on the Omega securities classified as available for sale.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were sold plus accrued interest. Securities, generally U.S. government and federal agency securities, pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party. The fair value of collateral either received from or provided to a third party is continually monitored and additional collateral is obtained or is requested to be returned to the Corporation as deemed appropriate.

Derivative Instruments and Hedging Activities

From time to time the Corporation may enter into derivative transactions principally to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows. The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction. All derivative instruments are carried at fair value on the balance sheet in accordance with the requirements of FAS 133, *Accounting for Derivative Instruments and Hedging Activities.*

Cash flow hedges are accounted for under the requirements of FAS 133 by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability, with a corresponding offset recorded in accumulated other comprehensive income within stockholders' equity, net of tax. Amounts are reclassified from accumulated other comprehensive income to the consolidated income statement in the period or periods the hedged transaction affects earnings.

Derivative gains and losses under cash flow hedges not effective in hedging the change in fair value or expected cash flows of the hedged item are recognized immediately in the income statement. At the hedge's inception and at least quarterly thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in fair values or cash flows of the hedged items and whether they are expected to be highly effective in the future. If it is determined a derivative instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued.

Mortgage Loans Held for Sale and Loan Commitments

Certain residential mortgage loans are originated for sale in the secondary mortgage loan market and typically sold with servicing rights released. These loans are classified as loans held for sale and are carried at the lower of cost or estimated market value on an aggregate basis. Market value is determined on the basis of rates obtained in the respective secondary market for the type of loan held for sale. Loans are generally sold at a premium or discount from the carrying amount of the loan. Such premium or discount is recognized at the date of sale. Gain or loss on the sale of loans is recorded in non-interest income at the time consideration is received and all other criteria for sales treatment have been met.

The Corporation routinely issues commitments to make loans as a part of its residential lending operations. These commitments are considered derivatives. The Corporation also enters into commitments to sell loans to mitigate the risk that the market value of residential loans may decline between the time the rate commitment is issued to the customer and the time the Corporation contracts to sell the loan. These commitments and sales contracts are also derivatives. Both types of derivatives are recorded at fair value. Sales contracts and commitments to sell loans are not designated as hedges of the fair value of loans held for sale. Fair value adjustments related to derivatives are recorded in current period earnings as an adjustment to net gains on sale of loans.

Loans and the Allowance for Loan Losses

Loans are reported at their outstanding principal amount outstanding net of unearned income, unamortized premiums or discounts, acquisition fair value adjustments and any deferred fees or costs on originated loans.

Interest income on loans is accrued on the principal outstanding. It is the Corporation's policy to discontinue interest accruals when principal or interest is due and has remained unpaid for 90 days or more unless the loan is both well secured and in the process of collection. When a loan is placed on non-accrual status, all unpaid interest is reversed. Payments on non-accrual loans are generally applied to either principal or interest or both, depending on management's evaluation of collectibility. Consumer installment loans are generally charged off against the allowance for loan losses upon reaching 90 to 180 days past due, depending on the installment loan type. Commercial loan charges-offs, either in whole or in part, are generally made as soon as facts and circumstances raise a serious doubt as to the collectibility of all or a portion of the principal. Loan origination fees and related costs are deferred and recognized over the life of the loans as an adjustment of yield in interest income.

The allowance for loan losses is maintained at a level that, in management's judgment, is believed adequate to absorb probable losses associated with specifically identified loans, as well as estimated probable credit losses inherent in the remainder of the loan portfolio at the balance sheet date. The allowance for loan losses is based on management's evaluation of potential loan losses in the loan portfolio, which includes an assessment of past experience, current economic conditions in specific industries and geographic areas, general economic conditions, known and inherent risks in the loan portfolio, the estimated value of underlying collateral and residuals and changes in the composition of the loan portfolio. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience and consideration of current environmental factors and economic trends, all of which are susceptible to significant change. Loan losses are charged off against the allowance when the loss actually occurs or when a determination is made that a loss is probable while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management's periodic evaluation of the factors previously mentioned as well as other pertinent factors. Evaluations are conducted at least quarterly and more often as deemed necessary.

Management estimates the allowance for loan losses pursuant to FAS 5, *Accounting for Contingencies*, and FAS 114, *Accounting by Creditors for Impairment of a Loan*. Larger balance commercial and commercial real estate loans that are considered impaired as defined in FAS 114 are reviewed individually to assess the likelihood and severity of loss exposure. Loans subject to individual review are, where appropriate, reserved for according to the present value of expected future cash flows available to repay the loan, or the estimated realizable value of the collateral. Commercial loans excluded from individual assessment, as well as smaller balance homogeneous loans, such as consumer, residential real estate and home equity loans, are evaluated for loss exposure under FAS 5 based upon historical loss rates for each of these categories of loans. Historical loss rates for each of these loan categories may be adjusted to reflect management's estimates of the impacts of current economic conditions, trends in delinquencies and non-performing loans, as well as changes in credit underwriting and approval requirements. The accrual of interest on impaired loans is discontinued when the loan is 90 days past due or in management's opinion the account should be placed on non-accrual status (loans partially charged off are immediately placed on non-accrual status). When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. Interest income is subsequently recognized only to the extent that cash payments are received.

Acquired Loans

Loans acquired through the completion of a transfer, including loans acquired in a business combination, that have evidence of deterioration of credit quality since origination and for which it is probable at acquisition, that the Corporation will be unable to collect all contractually required payment receivable, are initially recorded at fair value (as determined by the present value of expected future cash flows) with no valuation allowance. The difference between the undiscounted cash flows expected at acquisition and the investment in the loan, or the "accretable yield," is recognized as interest income on a level-yield method over the life of the loan. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the "nonaccretable difference," are not recognized as a yield adjustment or as a loss accrual or a valuation allowance. Increases in expected cash flows subsequent to the initial investment are recognized prospectively through adjustment of the yield on the loan over its remaining life. Decreases in expected cash flows are recognized as impairment. Valuation allowances on these impaired loans reflect only losses incurred after the acquisition.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the asset's estimated useful life. Leasehold improvements are expensed over the lesser of the asset's estimated useful life or the term of the lease including renewal periods when reasonably assured. Useful lives are dependent upon the nature and condition of the asset and range from 3 to 40 years. Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized to operating expense over the identified useful life.

Other Real Estate Owned

Other real estate owned (OREO) is comprised principally of commercial and residential real estate properties obtained in partial or total satisfaction of loan obligations. OREO acquired in settlement of indebtedness is included in other assets at the estimated fair value less estimated selling costs. Changes to the value subsequent to transfer are recorded in non-interest expense along with direct operating expenses. Gains or losses not previously recognized resulting from the sale of OREO are recognized in non-interest expense on the date of sale.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights. For each acquisition, goodwill and other intangible assets are allocated to the reporting units based upon the relative fair value of the assets and liabilities assigned to each reporting unit. Intangible assets that have finite lives, such as core deposit intangibles, customer relationship intangibles and renewal lists, are amortized over their estimated useful lives and subject to periodic impairment testing. Core deposit intangibles are primarily amortized over ten years using straight line and accelerated methods. Customer and renewal lists and other intangible assets are amortized over their estimated useful lives which range from ten to twelve years.

The Corporation tests goodwill and other intangible assets for impairment at least annually, or when indicators of impairment exist, to determine whether impairment may exist. Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit under the second step of the goodwill impairment test are judgmental and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. Estimates of fair value are primarily determined using discounted cash flows, market comparisons and recent transactions. These approaches use significant estimates and assumptions including projected future cash flows, discount rates reflecting the market rate of return, growth rates and determination and evaluation of appropriate market comparables.

Income Taxes

The Corporation and a majority of its subsidiaries file a consolidated federal income tax return. The provision for federal and state income taxes is based on income reported on the consolidated financial statements, rather than the amounts reported on the respective income tax returns. Deferred tax assets and liabilities are computed using tax rates expected to apply to taxable income in the years in which those assets and liabilities are expected to be realized. The effect on deferred tax assets and liabilities resulting from a change in tax rates is recognized as income or expense in the period that the change in tax rates is enacted.

The Corporation makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are applied in the calculation of certain tax credits and in the calculation of the deferred income tax expense or benefit associated with certain deferred tax assets and liabilities. Significant changes to these estimates may result in an increase or decrease to the Corporation's tax provision in a subsequent period.

The Corporation assesses the likelihood that it will be able to recover its deferred tax assets. If recovery is not likely, the Corporation will increase its provision for income taxes by recording a valuation allowance against the deferred tax assets that are unlikely to be recovered. The Corporation believes that a substantial majority of the deferred tax assets recorded on the balance sheet will ultimately be recovered. However, should there be a change in the Corporation's ability to recover its deferred tax assets, the effect of this change would be recorded through the provision for income taxes in the period during which such change occurs.

Advertising and Promotional Costs

Advertising and promotional costs are generally expensed as incurred.

Per Share Amounts

Basic earnings per common share is calculated by dividing net income by the weighted average number of shares of common stock outstanding net of unvested shares of restricted stock.

Diluted earnings per common share is calculated by dividing net income adjusted for interest expense on convertible debt by the weighted average number of shares of common stock outstanding, adjusted for the dilutive effect of potential common shares issuable for stock options, warrants, restricted shares and convertible debt. Such adjustments to the weighted average number of shares of common stock outstanding are made only when such adjustments dilute earnings per common share.

Pension and Postretirement Benefit Plans

The Corporation sponsors pension and other postretirement benefit plans for its employees. The expense associated with the pension plans is calculated in accordance with FAS 87, *Employers' Accounting for Pensions*, while the expense associated with the postretirement benefit plans is calculated in accordance with FAS 106, *Employers' Accounting for Postretirement Benefits Other Than Pension.* The associated expense utilizes assumptions and methods determined in accordance therewith, including a policy of reflecting trust assets at their fair market value for the qualified pension plans. The Corporation adopted FAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, on December 31, 2006 and began recognizing the overfunded and underfunded status of the pension and postretirement plans on its consolidated balance sheet. Gains and losses, prior service costs and credits and remaining transition amounts under FAS 87 and FAS 106 are recognized in accumulated other comprehensive income, net of tax, until they are amortized.

Stock Based Compensation

On January 1, 2006, the Corporation adopted FAS 123R, *Share-Based Payment,* which requires the measurement and recognition of compensation expense, based on estimated fair values, for all share-based awards, including stock options and restricted stock, made to employees and directors. The Corporation adopted FAS 123R using the modified prospective transition method. The consolidated financial statements for 2006 reflect the impact of FAS 123R. In accordance with the modified prospective transition method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of FAS 123R. Prior to the adoption of FAS 123R, the Corporation accounted for share-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, as allowed under FAS 123, *Accounting for Stock-Based Compensation.* Details related to the adoption of FAS 123R and the impact on the Corporation's consolidated financial statements are more fully discussed in the Stock Incentive Plans footnote.

2. New and Proposed Accounting Standards

Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the Financial Accounting Standards Board (FASB) issued FAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, which amends FAS 87 and FAS 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under FAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under FAS 87 and FAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of taxes, until they are amortized as a component of net periodic cost. The Corporation already complied with the requirement under FAS 158 to measure plan assets and benefit obligations as of the date of the year-end consolidated balance sheet. FAS 158 is effective for fiscal years ending after December 15, 2006. The Corporation adopted the balance sheet recognition provisions of FAS 158 on December 31, 2006. Details related to the adoption of FAS 158 and the impact on the Corporation's consolidated financial statements are more fully discussed in the Retirement Plans footnote and the Other Postretirement Benefit Plans footnote.

Fair Value Measurements

In September 2006, the FASB issued FAS 157, *Fair Value Measurements*, which replaces the different definitions of fair value in existing accounting literature with a single definition, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The statement clarifies that fair value is the price that would be received to sell an asset or the price paid to transfer a liability in the most advantageous market available to the entity and emphasizes that fair value is a market-based measurement and should be based on the assumptions market participants would use. The Corporation will be required to apply the new guidance prospectively beginning January 1, 2008, and does not expect it to have a material impact on its consolidated financial statements or liquidity.

Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial are now considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances are considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108.

In the fourth quarter of 2006, the Corporation evaluated two prior-year uncorrected financial statement misstatements related to accounting for operating leases and non-accrual interest that had been previously considered immaterial to the prior years' consolidated statements of income. Upon evaluating the impact of correcting these errors in the December 31, 2005 balance sheet through the 2006 statement of income, management concluded that the errors were material. As such, these errors have been corrected through a cumulative effect adjustment in opening retained earnings as of January 1, 2006 of $1.6 million.

The Corporation understated its liability and expense for operating leases in prior periods as it accounted for leases based on the escalating lease payments pertaining to each reporting period. The Corporation changed its method of accounting for operating leases to the straight line method in accordance with FAS 13, *Accounting for Leases*, in the fourth quarter of 2006. The cumulative after-tax effect of the misstatement as of January 1, 2006 was $1.0 million.

The Corporation previously identified an out of balance condition related to non-accrual interest associated with an acquisition in 2002 which was not corrected in prior years. The cumulative after-tax effect of correcting the balance sheet as of January 1, 2006 was $0.6 million.

Accounting for Servicing of Financial Assets

In March 2006, the FASB issued FAS 156, *Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140* (FAS 140). FAS 140 established, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. FAS 156 amends FAS 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. FAS 156 also permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. Under FAS 156, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. Adoption of FAS 156 is required as of the beginning of the first fiscal year beginning after September 15, 2006. Upon adoption, the Corporation will apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions. The Corporation will adopt FAS 156 for the year beginning January 1, 2007. The adoption is not expected to have a significant impact on its consolidated financial statements as the Corporation expects to continue to utilize the amortized cost method.

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued FAS 155, *Accounting for Certain Hybrid Financial Instruments*, which amends FAS 133, *Accounting for Derivative Instruments and Hedging Activities*, and FAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* FAS 155 requires entities to evaluate and identify whether interests in securitized financial assets are freestanding derivatives, hybrid financial instruments that contain an embedded derivative requiring bifurcation, or hybrid financial instruments that contain embedded derivatives that do not require bifurcation. FAS 155 also permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement will be effective for all financial instruments acquired or issued by the Corporation on or after January 1, 2007 and is not expected to have a material impact on the Corporation's consolidated financial statements or liquidity.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FAS Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is not expected to have a material impact on the Corporation's consolidated financial statements.

3. Mergers and Acquisitions

On May 26, 2006, the Corporation completed its acquisition of The Legacy Bank (Legacy), a commercial bank and trust company headquartered in Harrisburg, Pennsylvania, with $375.1 million in assets, including $297.0 million in loans, and $256.5 million in deposits. Consideration paid by the Corporation totaled $72.4 million comprised primarily of 2,682,053 shares of the Corporation's common stock and $21.1 million in exchange for 3,831,505 shares of Legacy common stock. At the time of the acquisition, Legacy was merged into FNBPA. Based on the preliminary purchase price allocation, the Corporation recorded $47.0 million in goodwill and $4.3 million in core deposit intangibles as a result of the acquisition. None of the goodwill is deductible for income tax purposes. As of December 31, 2006, the purchase price is still subject to final adjustment.

On November 1, 2005, the Corporation completed the acquisition of the assets of Penn Group Insurance, Inc. (Penn Group), a full-service insurance agency based in Pittsburgh, Pennsylvania. Penn Group, an established life and employee benefits agency, became a part of the Corporation's existing insurance agency, FNIA.

On October 7, 2005, the Corporation completed its acquisition of North East (Pink Sheets: NEBI), a bank holding company headquartered in North East, Pennsylvania with $68.0 million in assets, $49.4 million in loans and $61.2 million in deposits. The acquisition was accounted for as a purchase. Consideration paid by the Corporation totaled $15.4 million comprised of 862,611 shares of the Corporation's common stock and $169,800 in exchange for 145,168 shares of North East common stock. North East's banking subsidiary, The National Bank of North East, was merged into FNBPA. The Corporation recorded $10.3 million in goodwill and $0.3 million in core deposit intangibles as a result of the acquisition. None of the goodwill is deductible for income tax purposes.

On February 18, 2005, the Corporation completed its acquisition of NSD (Nasdaq: NSDB), a bank holding company headquartered in Pittsburgh, Pennsylvania with $503.0 million in assets, $308.9 million in loans and $378.8 million in deposits. The acquisition, which was accounted for as a purchase, was a stock transaction valued at approximately $127.5 million. The Corporation issued 5,944,343 shares of its common stock in exchange for 3,302,485 shares of NSD common stock. NSD's banking subsidiary, NorthSide Bank, was merged into FNBPA. The Corporation recorded $97.9 million in goodwill and $8.4 million in core deposit intangibles as a result of the acquisition. None of the goodwill is deductible for income tax purposes.

On October 8, 2004, the Corporation completed its acquisition of Slippery Rock (OTC BB: SRCK), a bank holding company headquartered in Slippery Rock, Pennsylvania with $335.0 million in assets. The acquisition, which was accounted for as a purchase, was a stock and cash transaction valued at $84.3 million. The Corporation issued 3,309,203 shares of its common stock in exchange for 2,346,952 shares of Slippery Rock common stock. In addition, the Corporation paid $11.6 million to Slippery Rock stockholders in exchange for 414,482 shares of Slippery Rock common stock. Slippery Rock's banking subsidiary, First National Bank of Slippery Rock, was merged into FNBPA. FNBPA recognized $53.4 million in goodwill and $5.3 million in core deposit intangibles as a result of the acquisition. None of the goodwill is deductible for income tax purposes.

On July 30, 2004, the Corporation completed the acquisition of the assets of MBJ, a full-service insurance agency based in Pittsburgh, Pennsylvania. MBJ was one of the largest independent insurance agencies in western Pennsylvania with annual revenues of $4.0 million. MBJ, which offered property and casualty, life and health, and group benefits coverage to both commercial and individual clients, became a part of the Corporation's existing insurance agency, FNIA, doubling the size of the Corporation's insurance business. The acquisition agreement includes an earn- out provision of up to $3.0 million based on defined revenue and profitability targets over the five-year period ending December 31, 2009.

On April 30, 2004, Regency completed its acquisition of eight consumer finance offices in the greater Columbus, Ohio area from The Modern Finance Company (Modern Finance), an affiliate of Thaxton Group, Inc., headquartered in South Carolina. This acquisition added approximately $7.0 million in net loans outstanding to Regency's portfolio.

The assets and liabilities of these acquired entities were recorded on the balance sheet at their estimated fair values as of their respective acquisition dates. The consolidated financial statements include the results of operations of these entities from their respective dates of acquisition.

4. Balance Sheet Repositioning, Efficiency Improvement Charges and Merger Expenses

During the fourth quarter of 2005, the Corporation completed a balance sheet repositioning to reduce its exposure to an anticipated rise in interest rates and improve future net income levels. The Corporation realized a loss of $13.3 million from the sale of fixed rate available for sale debt securities. The repositioning had a nominal impact on the Corporation's stockholders' equity as the previously unrealized losses associated with the securities sold had been reflected in accumulated other comprehensive income. Additional information is provided in the Securities footnote.

The Corporation also took actions in the fourth quarter of 2005 to improve the efficiency of its customer service model. The Corporation recorded an expense of $1.5 million to account for severance costs related to staff reductions implemented as a result of improvements in its customer service model. This amount also includes early retirement and supplemental retirement benefit costs for former employees as well as other miscellaneous items. In addition, the Corporation recorded $0.6 million, $1.3 million and $1.7 million in merger and integration charges in 2006, 2005 and 2004, respectively associated with the acquisitions of Legacy in 2006, North East and NSD in 2005 and Slippery Rock in 2004.

5. Securities

The amortized cost and fair value of securities are as follows (in thousands):

Securities Available For Sale:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006				
U.S. Treasury and other U.S. government agencies and corporations	$143,589	$ —	$ (148)	$143,441
Mortgage-backed securities of U.S. government agencies	27,471	9	(296)	27,184
States of the U.S. and political subdivisions	36,574	564	(110)	37,028
Corporate and other debt securities	40,790	226	(87)	40,929
Total debt securities	248,424	799	(641)	248,582
Equity securities	7,853	1,859	(15)	9,697
	$256,277	$2,658	$ (656)	$258,279
December 31, 2005				
U.S. Treasury and other U.S. government agencies and corporations	$190,413	$ —	$ (112)	$190,301
Mortgage-backed securities of U.S. government agencies	33,036	5	(545)	32,496
States of the U.S. and political subdivisions	5,433	11	(59)	5,385
Corporate and other debt securities	36,382	417	(58)	36,741
Total debt securities	265,264	433	(774)	264,923
Equity securities	11,898	2,419	(21)	14,296
	$277,162	$2,852	$ (795)	$279,219
December 31, 2004				
U.S. Treasury and other U.S. government agencies and corporations	$170,125	$ 238	$ (892)	$169,471
Mortgage-backed securities of U.S. government agencies	306,639	1,116	(1,134)	306,621
States of the U.S. and political subdivisions	1,160	20	—	1,180
Corporate and other debt securities	15,154	882	—	16,036
Total debt securities	493,078	2,256	(2,026)	493,308
Equity securities	19,257	3,798	(136)	22,919
	$512,335	$6,054	$(2,162)	$516,227

Securities Held To Maturity:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006				
U.S. Treasury and other U.S. government agencies and corporations	$ 89,378	$ 23	$ (300)	$ 89,101
Mortgage-backed securities of U.S. government agencies	559,658	355	(8,930)	551,083
States of the U.S. and political subdivisions	112,226	122	(842)	111,506
Corporate and other debt securities	14,817	17	(229)	14,605
	$776,079	$ 517	$(10,301)	$766,295
December 31, 2005				
U.S. Treasury and other U.S. government agencies and corporations	$105,355	$ 42	$ (64)	$105,333
Mortgage-backed securities of U.S. government agencies	631,160	311	(12,086)	619,385
States of the U.S. and political subdivisions	124,649	101	(2,013)	122,737
Corporate and other debt securities	19,975	50	(358)	19,667
	$881,139	$ 504	$(14,521)	$867,122
December 31, 2004				
U.S. Treasury and other U.S. government agencies and corporations	$ 2,926	$ 15	$ (15)	$ 2,926
Mortgage-backed securities of U.S. government agencies	514,593	544	(1,213)	513,924
States of the U.S. and political subdivisions	82,502	558	(378)	82,682
Corporate and other debt securities	21,281	233	(219)	21,295
	$621,302	$1,350	$ (1,825)	$620,827

During 2005, management changed its intent with respect to certain available for sale debt securities and as a result sold $559.6 million of fixed rate securities with an average yield of 4.13% and an average life of three years resulting in a realized loss of $13.3 million. These sales were part of the Corporation's initiative to improve its interest rate risk position and improve future income levels. The proceeds from the sale were used to retire $89.8 million of higher rate short-term borrowings. The proceeds were also used to purchase $469.8 million of shorter maturity debt securities that have an average life of two years and a yield of 4.94%, of which $204.6 million and $265.2 million was classified as available for sale and held to maturity, respectively.

During 2004, the Corporation transferred $519.4 million of securities from available for sale to held to maturity. This transaction resulted in $4.0 million being recorded as other comprehensive income, which is being amortized over the average life of the securities transferred. At December 31, 2006 and 2005, $1.3 and $2.2 million, respectively, remained in other comprehensive income. The Corporation initiated this transfer to better reflect management's intentions and to reduce the volatility of the equity adjustment due to the fluctuation in market prices of available for sale securities.

During 2005, the Corporation recognized an other-than-temporary impairment loss of $2.0 million related to an equity security. See further details in the *Equity Method Investment* section of the Summary of Significant Accounting Policies footnote. Management does not believe any other unrealized loss individually or in the aggregate, as of December 31, 2006, represents an other-than-temporary impairment. The unrealized losses are primarily the result of changes in interest rates and individually were less than 5% of their respective amortized cost basis.

Following are summaries of the age of unrealized losses and associated fair value (in thousands):

Securities Available For Sale:

	Less than 12 Months		Greater than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2006						
U.S. Treasury and other U.S. government agencies and corporations	$ 88,537	$ (91)	$54,904	$ (57)	$143,441	$(148)
Mortgage-backed securities of U.S. government agencies	—	—	25,602	(296)	25,602	(296)
States of the U.S. and political subdivisions	12,031	(107)	1,135	(3)	13,166	(110)
Corporate and other debt securities	6,971	(57)	9,077	(30)	16,048	(87)
Equity securities	301	(9)	152	(6)	453	(15)
	$107,840	$(264)	$90,870	$(392)	$198,710	$(656)
December 31, 2005						
U.S. Treasury and other U.S. government agencies and corporations	$153,201	$(112)	—	—	$153,201	$(112)
Mortgage-backed securities of U.S. government agencies	26,269	(413)	$ 5,735	$(132)	32,004	(545)
States of the U.S. and political subdivisions	4,649	(59)	—	—	4,649	(59)
Corporate and other debt securities	17,053	(58)	—	—	17,053	(58)
Equity securities	372	(21)	—	—	372	(21)
	$201,544	$(663)	$ 5,735	$(132)	$207,279	$(795)

Securities Held To Maturity:

	Less than 12 Months		Greater than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2006						
U.S. Treasury and other U.S. government agencies and corporations	$ 87,591	$ (279)	$ 979	$ (21)	$ 88,570	$ (300)
Mortgage-backed securities of U.S. government agencies	67,397	(122)	410,078	(8,808)	477,475	(8,930)
States of the U.S. and political subdivisions	2,611	(8)	80,232	(834)	82,843	(842)
Corporate and other debt securities	3,683	(4)	8,614	(225)	12,297	(229)
	$161,282	$ (413)	$499,903	$(9,888)	$661,185	$(10,301)
December 31, 2005						
U.S. Treasury and other U.S. government agencies and corporations	$ 72,707	$ (24)	$ 1,666	$ (40)	$ 74,373	$ (64)
Mortgage-backed securities of U.S. government agencies	441,423	(9,194)	86,834	(2,892)	528,257	(12,086)
States of the U.S. and political subdivisions	82,489	(1,411)	20,726	(602)	103,215	(2,013)
Corporate and other debt securities	13,563	(270)	3,508	(88)	17,071	(358)
	$610,182	$(10,899)	$112,734	$(3,622)	$722,916	$(14,521)

Securities with unrealized losses for less than 12 months include 13 investments in U.S. government agency securities, 7 investments in mortgage-backed securities of U.S. government agencies, 19 investments in states of the U.S. and political subdivision securities, 6 investments in corporate and other debt securities and 4 investments in equity securities. Securities with unrealized losses of greater than 12 months include 5 investments in U.S. government agency securities, 79 investments in mortgage-backed securities of U.S. government agencies, 101 investments in states of the U.S. and political subdivision securities, 11 investments in corporate and other debt securities and 1 investment in an equity security. The Corporation has concluded that it has both the intent and ability to hold these securities for a time necessary to recover the amortized cost or until maturity.

At December 31, 2006, 2005 and 2004, securities with a carrying value of $518.7 million, $453.5 million and $499.1 million, respectively, were pledged to secure public deposits, trust deposits and for other purposes as required by law. Securities with a carrying value of $324.5 million, $305.0 million and $283.7 million at December 31, 2006, 2005 and 2004, respectively, were pledged as collateral for short-term borrowings.

As of December 31, 2006, the amortized cost and fair value of securities, by contractual maturities, were as follows (in thousands):

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$131,594	$131,465	$ 85,847	$ 85,581
Due from one to five years	12,445	12,434	40,198	39,912
Due from five to ten years	8,266	8,453	63,460	62,936
Due after ten years	68,648	69,046	26,916	26,783
	220,953	221,398	216,421	215,212
Mortgage-backed securities of U.S. government agencies	27,471	27,184	559,658	551,083
Equity securities	7,853	9,697	—	—
	$256,277	$258,279	$776,079	$766,295

Maturities may differ from contractual terms because borrowers may have the right to call or prepay obligations with or without penalties. Periodic payments are received on mortgage-backed securities based on the payment patterns of the underlying collateral.

Proceeds from sales of securities available for sale for the years ended December 31, 2006, 2005 and 2004 were $27.1 million, $649.1 million and $96.0 million, respectively. Gross gains and gross losses were realized on those sales as follows (in thousands):

Year Ended December 31	2006	2005	2004
Gross gains	$1,802	$ 1,704	$ 1,632
Gross losses	—	(13,407)	(1,025)
	$1,802	$(11,703)	$ 607

6. Loans

Following is a summary of loans, net of unearned income (in thousands):

December 31	2006	2005
Commercial	$2,111,752	$1,613,960
Direct installment	926,766	890,288
Consumer lines of credit	254,054	262,969
Residential mortgages	490,215	485,542
Indirect installment	461,214	493,740
Lease financing	638	1,685
Other	8,505	863
	$4,253,144	$3,749,047

The above loan totals include unearned income of $26.7 million and $27.6 million at December 31, 2006 and 2005, respectively.

The loan portfolio consists principally of loans to individuals and small- and medium-sized businesses within the Corporation's primary market area of Pennsylvania and northeastern Ohio. In addition, the portfolio contains consumer finance loans to individuals in Pennsylvania, Ohio and Tennessee. The Corporation also operates commercial loan production offices in Florida and a mortgage loan production office in Tennessee.

The majority of the Corporation's loan portfolio consists of commercial real estate loans as well as commercial and industrial loans. As of December 31, 2006 and 2005, commercial real estate loans were $1.3 billion and $1.1 billion, respectively, or 29.9% and 28.4% of total loans. As of December 31, 2006 and 2005, there were no concentrations of loans relating to any industry in excess of 10% of total loans.

Certain directors and executive officers of the Corporation and its significant subsidiaries, as well as associates of such persons, are loan customers. Such loans were made in the ordinary course of business under normal credit terms and do not represent more than a normal risk of collection. Following is a summary of the aggregate amount of loans to any such persons who had loans in excess of $60,000 during the year (in thousands):

Total loans at January 1, 2006	$ 44,137
New loans	24,072
Repayments	(26,520)
Other	(1,143)
Total loans at December 31, 2006	$ 40,546

Other represents the net change in loan balances resulting from changes in related parties during the year.

Approximately $20.7 million of loans acquired in the acquisitions in 2005 and 2006, including $9.8 million related to Legacy, had evidence of deterioration of credit quality since origination and it was probable that all contractually required payments receivable would not be collected on these loans. These loans were recorded at their fair value of $7.5 million with no associated allowance for loan losses in accordance with the American Institute of Certified Public Accountants' Statement of Position (SOP) 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer.* Additional disclosures required by SOP 03-3 are not provided because the amounts are not significant.

7. Non-Performing Assets

Following is a summary of non-performing assets (in thousands):

December 31	2006	2005
Non-accrual loans	$24,636	$28,100
Restructured loans	3,492	5,032
Total non-performing loans	28,128	33,132
Other real estate owned	5,948	6,337
Total non-performing assets	$34,076	$39,469

For the years ended December 31, 2006, 2005 and 2004, income that would have been recognized on non-performing loans if they were paid in accordance with their original terms was $2.0 million, $3.2 million and $2.1 million, respectively. Interest recorded on non-performing loans was $0.5 million, $0.5 million and $0.7 million for 2006, 2005 and 2004, respectively. Loans past due 90 days or more and still accruing (see the *Loans and the Allowance for Loan Losses* section of the Summary of Significant Accounting Policies footnote) were $5.5 million, $5.8 million and $5.1 million at December 31, 2006, 2005 and 2004, respectively.

The Corporation discontinues interest accruals when principal or interest is due and has remained unpaid for 90 to 180 days or more depending on the loan type. When a loan is placed on non-accrual status, all unpaid interest is reversed. Non-accrual loans may not be restored to accrual status until all delinquent principal and interest have been paid.

Following is a summary of information pertaining to loans considered to be impaired (in thousands):

At or for the Year Ended December 31	2006	2005	2004
Impaired loans with an allocated allowance	$ 7,732	$ 6,826	$ 6,709
Impaired loans without an allocated allowance	8,736	9,208	7,017
Total impaired loans	$16,468	$16,034	$13,726
Allocated allowance on impaired loans	$ 3,217	$ 3,639	$ 3,711
Average impaired loans	$16,251	$14,880	$13,428
Income recognized on impaired loans	$ 60	$ 69	$ 93

The majority of the loans deemed impaired were evaluated using the fair value of the collateral as the measurement method.

8. Allowance for Loan Losses

Following is an analysis of changes in the allowance for loan losses (in thousands):

Year Ended December 31	2006	2005	2004
Balance at beginning of year	$ 50,707	$ 50,467	$ 46,139
Additions from acquisitions	3,035	4,996	4,354
Reductions due to branch sales	—	(59)	(54)
Charge-offs	(14,680)	(19,707)	(18,796)
Recoveries	3,101	2,834	2,544
Net charge-offs	(11,579)	(16,873)	(16,252)
Provision for loan losses	10,412	12,176	16,280
Balance at end of year	$ 52,575	$ 50,707	$ 50,467

The additions from acquisitions relate to the acquisitions of Legacy in 2006, NSD and North East in 2005 and Slippery Rock in 2004.

Net charge-offs and the provision for loan losses decreased during 2006 due to improving trends in the commercial and consumer loan portfolios, which continued to produce lower levels of losses.

Net charge-offs increased slightly during 2005 primarily due to the charge-off of a $1.5 million loan that was on non-accrual and was previously fully reserved. The provision for loan losses for the year decreased approximately $4.1 million primarily as a result of improved credit quality in the consumer portfolio, particularly the indirect portfolio.

9. Premises and Equipment

Following is a summary of premises and equipment (in thousands):

December 31	2006	2005
Land	$ 15,278	$ 15,050
Premises	100,269	97,196
Equipment	95,206	91,388
	210,753	203,634
Accumulated depreciation	(124,221)	(116,621)
	$ 86,532	$ 87,013

Depreciation and amortization expense of premises and equipment was $9.8 million for 2006, $9.5 million for 2005 and $9.7 million for 2004.

The Corporation has operating leases extending to 2046 for certain land, office locations and equipment, many of which have renewal options. Leases that expire are generally expected to be replaced by other leases. Lease costs are expensed in accordance with FAS 13 taking into consideration escalation clauses. Rental expense was $5.8 million for 2006, $5.4 million for 2005 and $4.6 million for 2004.

Total minimum rental commitments under such leases were $29.5 million at December 31, 2006. Following is a summary of future minimum lease payments for years following December 31, 2006 (in thousands):

2007	$ 3,974
2008	3,369
2009	2,663
2010	1,863
2011	1,468
Later years	16,140

10. Goodwill and Other Intangible Assets

The following table shows a rollforward of goodwill by line of business (in thousands):

	Community Banking	Wealth Management	Insurance	Consumer Finance	Total
Balance at January 1, 2005	$ 75,150	$ —	$7,585	$1,809	$ 84,544
Goodwill additions	111,674	—	136	—	111,810
Balance at December 31, 2005	186,824	—	7,721	1,809	196,354
Goodwill additions	45,127	984	14	—	46,125
Balance at December 31, 2006	$231,951	$984	$7,735	$1,809	$242,479

The Corporation recorded goodwill during 2006 primarily as a result of the acquisition of Legacy and during 2005 as a result of the acquisitions of NSD, North East and Penn Group and final purchase accounting adjustments for Slippery Rock.

The following table shows a summary of core deposit intangibles, customer and renewal lists and other intangible assets (in thousands):

	Core Deposit Intangibles	Customer and Renewal Lists	Other Intangible Assets	Total Finite-lived Intangibles
Gross carrying amount	$ 38,706	$ 5,270	$ 904	$ 44,880
Accumulated amortization	(19,167)	(1,388)	(467)	(21,022)
Net December 31, 2006	$ 19,539	$ 3,882	$ 437	$ 23,858
Gross carrying amount	$ 34,395	$ 4,965	$ 914	$ 40,274
Accumulated amortization	(15,645)	(931)	(297)	(16,873)
Net December 31, 2005	$ 18,750	$ 4,034	$ 617	$ 23,401

The Corporation recorded $4.3 million in core deposit intangibles and $0.3 million in customer and renewal list intangibles during 2006 as a result of the acquisition of Legacy. During 2005, the Corporation recorded $8.4 million and $0.3 million in core deposit intangibles during 2005 as a result of the acquisitions of NSD and North East, respectively.

Core deposit intangibles are being amortized primarily over 10 years using straight-line and accelerated methods. Customer and renewal lists and other intangible assets are being amortized over their estimated useful lives which range from ten to twelve years.

Amortization expense on finite-lived intangible assets totaled $4.1 million, $3.7 million and $2.4 million for 2006, 2005 and 2004, respectively. Amortization expense on finite-lived intangible assets, assuming no new additions, is expected to total $4.4 million, $4.0 million, $2.9 million, $2.6 million and $2.5 million for the years 2007 through 2011, respectively.

Goodwill and other intangible assets are reviewed annually for impairment, more frequently if impairment indicators exist. The Corporation completed this review in 2006 and 2005 and determined that its intangible assets are not impaired.

11. Deposits

Following is a summary of deposits (in thousands):

December 31	2006	2005
Non-interest bearing demand	$ 654,617	$ 688,391
Savings and NOW	1,944,707	1,675,395
Certificates and other time deposits	1,773,518	1,648,157
	$4,372,842	$4,011,943

Time deposits of $100,000 or more were $454.7 million and $409.9 million at December 31, 2006 and 2005, respectively. Following is a summary of these time deposits by remaining maturity at December 31, 2006 (in thousands):

	Certificates of Deposit	Other Time Deposits	Total
Three months or less	$104,831	$ 1,903	$106,734
Three to six months	83,751	5,666	89,417
Six to twelve months	121,504	8,905	130,409
Over twelve months	84,455	43,687	128,142
	$394,541	$60,161	$454,702

Following is a summary of the scheduled maturities of certificates and other time deposits for each of the five years following December 31, 2006 (in thousands):

2007	$1,304,528
2008	203,698
2009	47,055
2010	86,421
2011	115,619
Later years	16,197

12. Short-Term Borrowings

Following is a summary of short-term borrowings (in thousands):

December 31	2006	2005
Securities sold under repurchase agreements	$252,064	$182,517
Federal funds purchased	—	30,000
Federal Home Loan Bank advances	—	40,000
Subordinated notes	108,118	125,673
Other short-term borrowings	3,728	788
	$363,910	$378,978

Credit facilities amounting to $90.0 million at December 31, 2006 were maintained with various banks at rates that are at or below prime rate. The facilities and their terms are periodically reviewed by the banks and are generally subject to withdrawal at their discretion. As of December 31, 2006, the Corporation had $3.0 million borrowed on these credit facilities. No credit facilities were used at December 31, 2005. The weighted average interest rates on short-term borrowings were 4.35% in 2006 and 3.23% in 2005. The weighted average interest rates on short-term borrowings at December 31, 2006 and 2005 were 4.72% and 3.75%, respectively.

13. Long-Term Debt

Following is a summary of long-term debt (in thousands):

December 31	2006	2005
Federal Home Loan Bank advances	$469,064	$499,963
Subordinated notes	49,808	33,437
Convertible subordinated notes	705	—
Other long-term debt	313	303
	$519,890	$533,703

The Corporation's banking affiliate has available credit with the FHLB of $1.9 billion, of which $469.1 million was used as of December 31, 2006. These advances are secured by loans collateralized by 1-4 family mortgages and FHLB stock and are scheduled to mature in various amounts periodically through the year 2017. Interest rates paid on these advances range from 2.91% to 5.75% in 2006 and 2.10% to 6.93% in 2005.

Subordinated notes are unsecured and subordinated to other indebtedness of the Corporation. The long-term subordinated notes are scheduled to mature in various amounts periodically through the year 2016. At December 31, 2006, all of the long-term subordinated debt is redeemable by the holders prior to maturity at a discount equal to three months of interest. The Corporation may require the holder to give 30 days prior written notice. No sinking fund is required and none has been established to retire the debt. The weighted average interest rate on long-term subordinated debt was 3.92% at December 31, 2006 and 3.73% at December 31, 2005.

The Corporation assumed 5% convertible subordinated notes in conjunction with the Legacy acquisition. The subordinated notes mature in 2018 and are convertible into shares of the Corporation's common stock at any time prior to maturity at $12.50 per share. As of December 31, 2006, the Corporation has reserved 56,400 shares of common stock for issuance in the event the convertible subordinated notes are converted.

Scheduled annual maturities for all of the long-term debt for each of the five years following December 31, 2006 are as follows (in thousands):

2007	$242,083
2008	89,175
2009	24,349
2010	75,600
2011	37,106
Later years	51,577

14. Junior Subordinated Debt Owed to Unconsolidated Subsidiary Trusts

The Corporation has two unconsolidated subsidiary trusts (collectively, the Trusts), F.N.B. Statutory Trust I (Statutory Trust I) and F.N.B. Statutory Trust II (Statutory Trust II), of which 100% of the common equity of each is owned by the Corporation. The Trusts are not consolidated because the Corporation is not the primary beneficiary, as evaluated under FIN 46. The Trusts were formed for the purpose of issuing Corporation-obligated mandatorily redeemable capital securities (trust preferred securities) to third-party investors. The proceeds from the sale of trust preferred securities and the issuance of common equity by the Trusts were invested in junior subordinated debt securities (subordinated debt) issued by the Corporation, which are the sole assets of each Trust. The Trusts pay dividends on the trust preferred securities at the same rate as the distributions paid by the Corporation on the junior subordinated debt held by the Trusts.

Distributions on the subordinated debt issued to the Trusts are recorded as interest expense by the Corporation. The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated debt. The subordinated debt, net of the Corporation's investment in the Trusts, qualifies as Tier 1 capital under the FRB guidelines. The Corporation has entered into agreements which, taken collectively, fully and unconditionally guarantee the trust preferred securities subject to the terms of each of the guarantees.

The trust preferred securities of Statutory Trust I bear interest at a floating rate per annum equal to the three-month LIBOR plus 325 basis points. The interest rate in effect at December 31, 2006 was 8.62%. The subordinated debt of $128.9 million issued to Statutory Trust I is first redeemable, in whole or in part, by the Corporation on or after March 31, 2008 and matures on March 31, 2033.

The trust preferred securities of Statutory Trust II, which were issued in the second quarter of 2006, bear interest at a fixed rate per annum equal to 7.17% through June 15, 2011, at which time the issue converts to a floating rate of the three-month LIBOR plus 165 basis points. The subordinated debt of $22.2 million issued to Statutory Trust II is first redeemable, in whole or in part, by the Corporation on or after June 15, 2011 and matures on June 15, 2036.

15. Interest Rate Swap

In February 2005, the Corporation entered into an interest rate swap with a notional amount of $125.0 million, whereby it pays a fixed rate of interest and receives a variable rate based on LIBOR. The effective date of the swap was January 3, 2006 and the maturity date of the swap is March 31, 2008. The interest rate swap is a designated cash flow hedge designed to convert the variable interest rate to a fixed rate on $125.0 million of subordinated debt. The swap is considered to be highly effective and assessment of the hedging relationship is evaluated under Derivative Implementation Group Issue No. G7 using the hypothetical derivative method. At December 31, 2006, the swap had a fair value of $1.5 million which has been recorded in other assets, and other comprehensive income, net of tax.

16. Commitments, Credit Risk and Contingencies

The Corporation has commitments to extend credit and standby letters of credit that involve certain elements of credit risk in excess of the amount stated in the consolidated balance sheet. The Corporation's exposure to credit loss in the event of non-performance by the customer is represented by the contractual amount of those instruments. The credit risk associated with loan commitments and standby letters of credit is essentially the same as that involved in extending loans to customers and is subject to normal credit policies. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash flow requirements.

Following is a summary of off-balance sheet credit risk information (in thousands):

December 31	2006	2005
Commitments to extend credit	$879,707	$729,892
Standby letters of credit	91,685	61,659

At December 31, 2006, funding of approximately 80.0% of the commitments to extend credit was dependent on the financial condition of the customer. The Corporation has the ability to withdraw such commitments at its discretion. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Based on management's credit evaluation of the customer, collateral may be deemed necessary. Collateral requirements vary and may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Corporation that may require payment at a future date. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The obligations are not recorded in the Corporation's consolidated financial statements. The Corporation's exposure to credit loss in the event the customer does not satisfy the terms of the agreement equals the notional amount of the obligation less the value of any collateral.

The Corporation and its subsidiaries are involved in a number of legal proceedings arising from the conduct of their business activities. These actions include claims brought against the Corporation and its subsidiaries where the Corporation acted as one or more of the following: a depository bank, lender, underwriter, fiduciary, financial advisor, broker or engaged in other business activities. Although the ultimate outcome cannot be predicted with certainty, the Corporation believes that it and its subsidiaries have valid defenses for all asserted claims. Reserves are established for legal claims when losses associated with the claims are judged to be probable and the loss can be reasonably estimated.

Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Corporation believes that the eventual outcome of all claims against the Corporation and its subsidiaries will not, individually or in the aggregate, have a material adverse effect on the Corporation's consolidated financial position or results of operations. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, could be material to the Corporation's consolidated results of operations for a particular period.

17. Comprehensive Income

The components of comprehensive income, net of related tax, are as follows (in thousands):

Year Ended December 31	2006	2005	2004
Net income	$67,649	$ 55,258	$61,795
Other comprehensive loss:			
Unrealized losses on securities:			
Arising during the period, net of tax expense (benefit) of $161, $(7,430) and $1,592	298	(13,798)	(2,957)
Less: reclassification adjustment for (gains) losses included in net income, net of tax expense (benefit) of $631, $(6,114) and $212	(1,171)	11,354	(395)
Unrealized gains on swap, net of tax expense of $1 and $523	1	972	—
Minimum benefit plan liability adjustment, net of tax expense (benefit) of $234, $56 and $(20)	434	104	(36)
Other comprehensive loss	(438)	(1,368)	(3,388)
Comprehensive income	$67,211	$ 53,890	$58,407

The pre-tax amount of the reclassification adjustment for losses included in net income differs from the amount shown in the consolidated statement of income because it does not include gains or losses realized on securities that were purchased and then sold during 2005.

The accumulated balances related to each component of other comprehensive income are as follows (in thousands):

December 31	2006	2005	2004
Net unrealized gains on securities	$ 2,623	$3,496	$5,940
Unrealized gain on swap	973	972	—
Minimum pension liability adjustment	—	(871)	(975)
Net unrecognized pension and postretirement obligations	(5,142)	—	—
Accumulated other comprehensive income	$(1,546)	$3,597	$4,965

18. Stock Incentive Plans

On January 1, 2006, the Corporation adopted FAS 123R, *Share-Based Payment,* which requires the measurement and recognition of compensation expense, based on estimated fair values, for all share-based awards, including stock options and restricted stock, made to employees and directors.

The Corporation adopted FAS 123R using the modified prospective transition method. The consolidated financial statements for 2006 reflect the impact of FAS 123R. In accordance with the modified prospective transition method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of FAS 123R. Share-based compensation expense recognized under FAS 123R related to restricted stock awards was $1.2 million for the year ended December 31, 2006, the tax benefit of which was $0.4 million.

Prior to the adoption of FAS 123R, the Corporation accounted for share-based awards to employees and directors using the intrinsic value method in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees*, as allowed under FAS 123, *Accounting for Stock-Based Compensation.* Share-based compensation expense of $1.6 million and $0.8 million for the years ended December 31, 2005 and 2004, respectively, were related to restricted stock awards that the Corporation had been recognizing in its consolidated statement of income in accordance with the provisions set forth above. The associated tax benefit on the awards was $0.6 million and $0.3 million for the years ended December 31, 2005 and 2004, respectively. Because the exercise price of the Corporation's stock options granted to employees and directors equaled the market price of the underlying stock at the grant date, under the intrinsic value method, no share-based compensation expense was recognized in the Corporation's consolidated statement of income.

FAS 123R requires companies to estimate the fair value of share-based awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense in the Corporation's consolidated statement of income over the requisite service periods. Because share-based compensation expense is based on awards that are ultimately expected to vest, share-based compensation expense has been reduced to account for estimated forfeitures. FAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For periods prior to 2006, the Corporation accounted for forfeitures as they occurred in the consolidated financial statements under APB Opinion No. 25 and in the pro forma information under FAS 123. The cumulative effect of the accounting change associated with the adoption of FAS 123R was a reduction in compensation expense of less than $0.1 million.

FAS 123R also requires that awards be expensed over the shorter of the requisite service period or the period through the date that the employee first becomes eligible to retire. Prior to the adoption of FAS 123R, the Corporation recorded compensation expense for retirement-eligible employees ratably over the vesting period. The impact of applying the provisions of FAS 123R related to retirement-eligible employees would have increased compensation expense by approximately $1.1 million for the year ended December 31, 2005.

As of December 31, 2006, there was $2.8 million of unrecognized compensation cost related to unvested restricted stock awards granted including $1.2 million that is subject to accelerated vesting under the plan's immediate vesting upon retirement provision for awards granted prior to the adoption of FAS 123R. This unrecognized compensation expense is expected to be recognized over a weighted-average period of 2.1 years.

FAS 123R amends FAS 95, *Statement of Cash Flows*, and requires tax benefits related to stock-based compensation deductions be presented in the consolidated statement of cash flows as a financing activity.

In November 2005, the FASB issued FASB Staff Position (FSP) 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.* FSP 123(R)-3 provides an elective alternative transition method for calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of FAS 123R which the Corporation elected to utilize.

The following table shows proceeds from stock options exercised, related tax benefits realized from restricted stock vesting and stock option exercises and the intrinsic value of the stock options exercised (in thousands):

Year Ended December 31	2006	2005	2004
Proceeds from stock options exercised	$4,403	$5,559	$4,809
Tax benefit recognized from stock options exercised	610	1,781	1,821
Tax benefit recognized from restricted stock vesting	13	—	—
Intrinsic value of stock options exercised	1,743	5,089	5,203
Fair value of restricted stock vested	188	449	193

Restricted Stock

The Corporation issued 2,350, 203,820 and 95,285 restricted shares of common stock with weighted average grant date fair values of $40,000, $3.8 million and $1.9 million for the years ended December 31, 2006, 2005 and 2004, respectively, to key employees of the Corporation under its 2001 Incentive Plan. The grant date fair value of the restricted shares is equal to the price of the Corporation's common stock on the grant date. The Corporation has available up to 2,582,472 shares to issue under its 2001 Incentive Plan.

Under this plan, half of the shares awarded to management are earned if the Corporation meets or exceeds certain financial performance results when compared to peers. The remaining service-based portion of the shares are expensed ratably over a three year restricted period while performance-related shares are expensed ratably from the date that the likelihood of meeting the performance measure is probable through the end of a four year restricted period. The Corporation also issues discretionary service-based awards to employees that vest twenty percent each year over five years. All of these awards are subject to certain accelerated vesting provisions if there is a change of control as defined in the plan. The unvested shares of restricted stock are eligible to receive cash dividends which are used to purchase additional shares of stock. The additional shares of stock are subject to forfeiture if the requisite service period is not completed or the specified performance criteria are not met.

The unamortized expense relating to all restricted stock awards, totaling $4.2 million at December 31, 2005, was reflected as deferred stock compensation in the stockholders' equity section of the Corporation's balance sheet. Upon the adoption of FAS 123R in January 2006, unamortized compensation expense was reclassified to additional paid-in capital.

The following table summarizes certain information concerning restricted stock awards:

	2006	Weighted Average Grant Price	2005	Weighted Average Grant Price
Unvested shares outstanding at beginning of year	296,457	$18.52	117,667	$17.86
Granted	2,350	17.07	203,965	18.61
Vested	(10,996)	15.34	(24,686)	16.02
Forfeited	(1,755)	18.10	(10,311)	18.81
Dividend reinvestment	16,208	16.91	9,822	18.59
Unvested shares outstanding at end of year	302,264	18.54	296,457	18.52

As of December 31, 2006, there were 167,306 unvested service-based shares outstanding with unrecognized compensation expense of $1.1 million, an intrinsic value of $3.1 million and a weighted average remaining life of 2.1 years. As of December 31, 2006, there were also 134,958 unvested performance-based shares outstanding with unrecognized compensation expense of $1.7 million, an intrinsic value of $2.5 million and a weighted average remaining life of 2.1 years.

Stock Options

The Corporation also has available up to 488,944 shares to issue under its non-qualified stock option plans to key employees and directors of the Corporation. Options have been granted at a price equal to the fair market value at the date of the grant and are primarily exercisable within ten years from the date of the grant. Because the exercise price of the Corporation's stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recognized in 2005 in accordance with APB Opinion No. 25. In the fourth quarter of 2005, the Corporation accelerated the vesting of approximately 186,000 shares of remaining unvested stock options in order to reduce future compensation expense. No shares were issued under these plans during 2006, 2005 or 2004. The Corporation issues shares of treasury stock or authorized but unissued shares to satisfy stock option exercises. Shares issued upon the exercise of stock options were 429,569, 515,202 and 448,802 for 2006, 2005 and 2004, respectively.

As a result of the Corporation's spin-off of its Florida operations, the Corporation developed a methodology designed to adjust the number and exercise price of its outstanding stock options immediately following the completion of the spin-off for the purpose of preserving the equivalent value of these stock options that existed as of the close of business on December 31, 2003. This adjustment is reflected in the following tables.

Upon consummation of the Legacy, Slippery Rock and NSD acquisitions, all outstanding options issued by Legacy, Slippery Rock and NSD were converted into equivalent F.N.B. Corporation options.

The following table summarizes certain information concerning stock option awards:

	2006	Weighted Average Price per Share	2005	Weighted Average Price per Share	2004	Weighted Average Price per Share
Options outstanding at beginning of year	1,622,864	$11.54	2,108,333	$11.35	1,879,329	$20.75
Adjustment related to spin-off	—	—	—	—	473,144	(9.64)
Assumed in acquisitions	224,351	11.63	149,009	10.84	204,669	11.59
Exercised during the year	(396,990)	11.04	(628,432)	10.83	(448,809)	10.19
Forfeited during the year	—	—	(6,046)	13.04	—	—
Options outstanding at end of year	1,450,225	11.69	1,622,864	11.54	2,108,333	11.35
Options exercisable at end of year	1,450,225		1,622,864		1,687,152	

The following table summarizes information about stock options outstanding at December 31, 2006:

Options Outstanding and Exercisable			
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Years	Weighted Average Exercise Price
$ 2.68 – $ 4.02	25,168	6.20	$ 2.68
4.03 – 6.05	—	—	—
6.06 – 9.09	41,086	3.18	8.93
9.10 – 13.65	1,054,809	3.87	11.35
13.66 – 15.43	329,162	4.32	13.81
	1,450,225		

The intrinsic value of outstanding and exercisable stock options at December 31, 2006 was $9.2 million.

Warrants

The Corporation assumed warrants to issue 123,394 shares of common stock at an exercise price of $10.00 in conjunction with the Legacy acquisition. Such warrants are exercisable and will expire on various dates in 2009. The Corporation has reserved shares of common stock for issuance in the event these warrants are exercised. As of December 31, 2006, warrants to purchase 74,709 shares of common stock remain outstanding.

Pro Forma Stock-Based Payments Prior to the Adoption of FAS 123R

Prior to the adoption of FAS 123R by the Corporation on January 1, 2006, the Corporation provided disclosures required under FAS 123. Stock-based compensation expense recognized under FAS 123R has not been reflected in the statement of income for the years ended December 31, 2005 and 2004 for employee stock options as the options were granted with an exercise price equal to the market price of the underlying common stock on the grant date. The following table shows pro forma net income and earnings per share assuming the stock-based compensation expense had been recognized in the consolidated statement of income (dollars in thousands, except per share data):

Year Ended December 31	**2005**	**2004**
Net income	$55,258	$61,795
Stock-based employee compensation cost included in net income, net of tax	1,010	517
Stock-based employee compensation cost determined if the fair value method had been applied to all awards, net of tax	(1,602)	(1,496)
Pro forma net income	$54,666	$60,816
Basic Earnings per Common Share:		
As reported	$ .99	$ 1.31
Pro forma	$ .98	$ 1.29
Diluted Earnings per Common Share:		
As reported	$ .98	$ 1.29
Pro forma	$ .97	$ 1.27

The fair value of stock options outstanding was determined at the grant date using a Black-Scholes option pricing model and the following weighted average assumptions:

Year Ended December 31	**2005**	**2004**
Risk-free interest rate	4.27%	4.77%
Dividend yield	2.88%	2.98%
Expected stock price volatility	.20%	.22%
Expected life (years)	5.00	5.00
Fair value of options granted	$4.55	$4.80

The option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Changes in these subjective input assumptions can materially affect the fair value estimate.

19. Retirement Plans

The Corporation sponsors the F.N.B. Corporation Retirement Income Plan (RIP), a qualified noncontributory defined benefit pension plan covering substantially all salaried employees. The RIP covers employees who satisfy minimum age and length of service requirements. At the end of the second quarter of 2006, the Corporation amended the RIP such that effective January 1, 2007, benefits will be earned based on the employee's compensation each year. The plan amendment resulted in a remeasurement that produced a net unrecognized service credit of $14.0 million, which is being amortized over the average period of future service of active employees of 13.5 years. Benefits of the RIP for service provided prior to December 31, 2006 are generally based on years of service and the employee's highest compensation for five consecutive years during their last ten years of employment. The RIP's funding policy has been to make annual contributions to the RIP each year equal to the maximum tax deductible amount. The Corporation made contributions of $5.8 million and $4.0 million to the RIP during 2006 and 2005, respectively. Based on the funded status of the plan and the 2006 plan amendment, the Corporation does not expect to make contributions to the RIP in 2007.

The Corporation also sponsors two supplemental non-qualified retirement plans. The ERISA Excess Retirement Plan provides retirement benefits equal to the difference, if any, between the maximum benefit allowable under the Internal Revenue Code and the amount that would be provided under the RIP, if no limits were applied. The Basic Retirement Plan (BRP) is applicable to certain officers who are designated by the Board of Directors. Officers participating in the BRP receive a benefit based on a target benefit percentage based on years of service at retirement and designated tier as determined by the Board of Directors. When a participant retires, the basic benefit under the BRP is a monthly benefit equal to the target benefit percentage times the participant's highest average monthly cash compensation during five consecutive calendar years within the last ten calendar years of employment. This monthly benefit is reduced by the monthly benefit the participant receives from Social Security and the qualified RIP.

The Corporation acquired a qualified noncontributory defined benefit pension plan (the SR Plan) from the Slippery Rock acquisition. The SR Plan covers substantially all former Slippery Rock employees who satisfy minimum age and length of service requirements. Benefits of the SR Plan are generally based on years of service and the employee's highest compensation for five consecutive years during their last ten years of employment. Benefits under the SR Plan were frozen as of December 31, 2004. Effective January 1, 2005, active participants in the SR Plan began earning benefits under the RIP. The SR Plan was terminated and all obligations settled as of December 31, 2006.

The following tables provide information relating to the accumulated benefit obligation, change in benefit obligation, change in plan assets, the plans' funded status and the asset included in the consolidated balance sheet for the qualified and non-qualified plans described above (collectively, the Plans) (in thousands):

December 31	**2006**	**2005**
Accumulated benefit obligation	$102,067	$101,894

December 31	**2006**	**2005**
Projected benefit obligation at beginning of year	$117,652	$110,734
Service cost	4,302	4,360
Interest cost	6,412	6,446
Plan amendments	(14,545)	(6)
Actuarial (gain) loss and changes in assumptions	(4,562)	3,007
Settlement of SR Plan	(1,448)	—
Benefits paid	(4,569)	(6,889)
Projected benefit obligation at end of year	$103,242	$117,652

December 31	**2006**	**2005**
Fair value of plan assets at beginning of year	$ 97,591	$95,496
Actual return on plan assets	9,884	1,870
Corporation contribution	7,288	6,866
Settlement of SR Plan	(1,448)	—
Trustee adjustment	—	248
Benefits paid	(4,569)	(6,889)
Fair value of plan assets at end of year	$108,746	$97,591

December 31	**2006**	**2005**
Funded status of plan	$ 5,505	$(20,061)
Unrecognized actuarial loss	24,184	31,910
Unrecognized prior service credit	(14,079)	(76)
Unrecognized net transition asset	(671)	(763)
Prepaid pension cost	$ 14,939	$ 11,010

December 31	2006	2005
Prepaid pension cost	$ 29,164	$ 25,305
Accrued pension cost	(14,225)	(14,295)
Additional minimum liability	(1,720)	(2,111)
Accumulated other comprehensive income	672	1,339
Intangible asset	1,048	772
Net amount recognized on balance sheet prior to the adoption of FAS 158	14,939	$ 11,010
Upon adoption of FAS 158 the following amounts were recognized:		
Net actuarial loss	(24,184)	
Prior service credit	14,079	
Net transition asset	671	
Net amount recognized on balance sheet upon adoption of FAS 158	$ 5,505	

The unrecognized actuarial loss, prior service cost and net transition obligation are required to be recognized into earnings over the average remaining service period, which may reduce future earnings.

Actuarial assumptions used in the determination of the projected benefit obligation in the Plans are as follows:

Assumptions at December 31	2006	2005
Weighted average discount rate	5.90%	5.70%
Rates of average increase in compensation levels	4.00%	4.00%

The discount rate assumption at December 31, 2006 and 2005 was determined using a yield-curve based approach. A yield curve was produced for a universe containing the majority of U.S.-issued Aa-graded corporate bonds, all of which were non-callable (or callable with make-whole provisions), and after excluding the 10% of the bonds with the highest yields and the 10% of the bonds with the lowest yields. The discount rate was developed as the level equivalent rate that would produce the same present value as that using spot rates aligned with the projected benefit payments.

The net periodic pension cost for the Plans included the following components (in thousands):

Year Ended December 31	2006	2005	2004
Service cost	$ 4,302	$ 4,360	$ 3,721
Interest cost	6,412	6,446	6,072
Expected return on plan assets	(7,993)	(7,617)	(6,715)
Settlement (credit) charge	(15)	275	—
Transition amount amortization	(93)	(93)	(93)
Prior service (credit) cost amortization	(542)	73	119
Actuarial loss amortization	1,288	1,078	891
Net periodic pension cost	$ 3,359	$ 4,522	$ 3,995

The net periodic pension cost decreased for 2006 compared to 2005 and 2004 primarily due to the amortization of the unrecognized service credit resulting from the RIP amendment in 2006.

The plans have an actuarial measurement date of January 1. Actuarial assumptions used in the determination of the net periodic pension cost in the Plans are as follows:

Assumptions for the Year Ended December 31	2006	2005	2004
Weighted average discount rate	5.70%	5.75%	6.00%
Rates of increase in compensation levels	4.00%	4.00%	4.00%
Expected long-term rate of return on assets	8.00%	8.00%	8.00%

The expected long-term rate of return on plan assets has been established by considering historical and anticipated expected returns on the asset classes invested in by the pension trust and the allocation strategy currently in place among those classes.

The change in plan assets reflects benefits paid from the qualified pension plans of $3.4 million and $4.2 million for 2006 and 2005, respectively, and employer contributions to the qualified pension plans of $6.1 million and $4.2 million for 2006 and 2005, respectively. For the non-qualified pension plans, the change in plan assets reflects benefits paid and contributions to the plans in the same amount. This amount represents the actual benefit payments paid from general plan assets of $1.2 million and $2.7 million for 2006 and 2005, respectively. Based on the funded status of the RIP and the 2006 plan amendment, the Corporation does not expect to make any contributions to the RIP in 2007. In 2007, the Corporation expects to contribute $0.8 million to the non-qualified pension plan to cover benefit payments for the year.

As of December 31, 2006 and 2005, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the qualified and non-qualified pension plans were as follows (in thousands):

	Qualified Pension Plans		Non-Qualified Pension Plans	
December 31	**2006**	**2005**	**2006**	**2005**
Projected benefit obligation	$ 86,122	$100,718	$17,120	$16,934
Accumulated benefit obligation	86,122	85,764	15,945	16,130
Fair value of plan assets	108,746	97,591	—	—

The impact of changes in the discount rate, expected long-term rate of return on plan assets and compensation levels would have had the following effects on 2006 pension expense (in thousands):

	Estimated Increase in Pension Expense
0.5% decrease in the discount rate	$800
0.5% decrease in the expected long-term rate of return on plan assets	500

The following table provides the estimated components of net periodic pension costs for 2007 (in thousands):

Service cost	$ 3,394
Interest cost	6,175
Expected return on plan assets	(8,570)
Transition amount amortization	(93)
Prior service credit amortization	(1,089)
Actuarial loss amortization	861
Net periodic pension cost	$ 678

The following table provides information regarding estimated future cash flows relating to the Plans at December 31, 2006 (in thousands):

Expected employer contributions:	2007	$ 791
Expected benefit payments:	2007	4,188
	2008	4,540
	2009	4,871
	2010	5,226
	2011	5,673
	2012 – 2016	34,015

The qualified pension plan contributions are deposited into a trust and the qualified benefit payments are made from trust assets. For the non-qualified plans, the contributions and the benefit payments are the same and reflect expected benefit amounts, which are paid from general assets.

The Corporation's subsidiaries participate in a qualified 401(k) defined contribution plan under which eligible employees may contribute a percentage of their salary. The Corporation matches 50 percent of an eligible employee's contribution on the first 6 percent that the employee defers. Employees are generally eligible to participate upon completing 90 days of service and having attained age 21. The Corporation's matching contribution expense was $1.5 million in 2006, $1.4 million in 2005 and $1.2 million in 2004.

The Corporation also sponsors an ERISA Excess Lost Match Plan for certain officers. This plan provides retirement benefits equal to the difference, if any, between the maximum benefit allowable under the Internal Revenue Code and the amount that would have been provided under the qualified 401(k) defined contribution plan, if no limits were applied.

Pension Plan Investment Policy and Strategy

The Corporation's investment strategy is to diversify plan assets between a wide mix of securities within the equity and debt markets in an effort to allow the account the opportunity to meet the expected long-term rate of return requirements while minimizing short-term volatility. In this regard, the plan has targeted allocations within the equity securities category for domestic large cap, domestic mid cap, domestic small cap, real estate investment trusts, emerging market and international securities. Within the debt securities category, the plan has targeted allocation levels for U.S. treasury, U.S. agency, domestic investment grade bonds, high yield bonds, inflation protected securities and international bonds.

Following are asset allocations for the Corporation's pension plans as of December 31, 2006 and 2005, and the target allocation for 2007, by asset category:

	Target Allocation	Percentage of Plan Assets	
December 31	**2007**	**2006**	**2005**
Asset Category			
Equity securities	45 – 65%	54%	52%
Debt securities	35 – 55%	40%	40%
Cash equivalents	0 – 10%	6%	8%

At December 31, 2006, equity securities included 278,128 shares of the Corporation's common stock, of which 50,000 shares were acquired during 2006, totaling $5.1 million (4.67% of total plan assets), while at December 31, 2005, equity securities included 228,128 shares, of which 12,500 shares were acquired during 2005, totaling $4.0 million (4.1% of plan assets). Dividends received on these shares totaled $0.2 million for both 2006 and 2005.

20. Other Postretirement Benefit Plans

The Corporation sponsors a pre-Medicare eligible postretirement medical insurance plan for retirees of certain affiliates between the ages of 62 and 65. At the end of the second quarter of 2006, the Corporation amended the plan such that only employees who are age 60 or older as of January 1, 2007 will be eligible for coverage. The postretirement plan amendment resulted in a remeasurement that produced a net unrecognized service credit of $2.7 million, which is being amortized over the remaining service period of eligible employees of 1.3 years. The Corporation has no plan assets attributable to this plan and funds the benefits as claims arise. Benefit costs related to this plan are recognized in the periods in which employees provide service for such benefits. The Corporation reserves the right to terminate the plan or make plan changes at any time.

The following tables provide information relating to the change in benefit obligation, change in plan assets, the Plan's funded status and the liability reflected in the consolidated balance sheet (in thousands):

December 31	2006	2005
Benefit obligation at beginning of year	$ 5,802	$5,387
Service cost	218	347
Interest cost	248	317
Plan participants' contributions	81	101
Actuarial gain and changes in assumptions	(169)	(37)
Benefits paid	(480)	(530)
Plan amendments	(3,327)	—
Adjustment for acquisition	—	217
Benefit obligation at end of year	$ 2,373	$5,802

December 31	2006	2005
Fair value of plan assets at beginning of year	$ —	$ —
Corporation contribution	388	429
Plan participants' contributions	92	101
Benefits paid	(480)	(530)
Fair value of plan assets at end of year	$ —	$ —

December 31	2006	2005
Funded status of plan	$(2,373)	$(5,802)
Unrecognized actuarial loss	160	340
Unrecognized prior service (credit) cost	(1,682)	370
Unrecognized net transition obligation	—	232
Accrued postretirement benefit cost prior to the adoption of FAS 158	(3,895)	$(4,860)
Upon adoption of FAS 158 the following amounts were recognized:		
Net actuarial loss	1,682	
Prior service credit	(160)	
Accrued postretirement benefit cost upon adoption of FAS 158	$(2,373)	

Net periodic postretirement benefit (income) cost included the following components (in thousands):

Year Ended December 31	2006	2005	2004
Service cost	$ 218	$347	$312
Interest cost	248	317	307
Prior service (credit) cost amortization	(1,042)	64	66
Net periodic postretirement benefit (income) cost	$ (576)	$728	$685

The net periodic postretirement benefit cost decreased for 2006 compared to 2005 and 2004 primarily due to the amortization of the unrecognized prior service credit resulting from the plan amendment in 2006.

Actuarial assumptions used in the determination of the benefit obligation in the Plan are as follows:

Assumptions at December 31	2006	2005
Discount rate	5.90%	5.70%
Assumed healthcare cost trend:		
Initial trend	9.00%	10.00%
Ultimate trend	5.00%	5.00%
Year ultimate trend reached	2011	2011

The discount rate assumption at December 31, 2006 was determined using the same yield-curve based approach as previously described in the Retirement Plans footnote.

Actuarial assumptions used in the determination of the net periodic postretirement cost in the Plan are as follows:

Assumptions for the Year Ended December 31	**2006**	**2005**	**2004**
Weighted average discount rate	5.70%	5.75%	6.00%
Assumed healthcare cost trend:			
Initial trend	10.00%	9.00%	10.00%
Ultimate trend	5.00%	5.00%	5.00%
Year ultimate cost trend reached	2011	2011	2009

A one percentage point change in the assumed health care cost trend rate would have had the following effects on 2006 service and interest cost and the accumulated postretirement benefit obligation at December 31, 2006 (in thousands):

	1% Increase	**1% Decrease**
Effect on service and interest components of net periodic cost	$52	$(45)
Effect on accumulated postretirement benefit obligation	96	(89)

The following table provides the estimated components of net periodic postretirement benefit income for 2007 (in thousands):

Service cost	$ 54
Interest cost	133
Prior service credit amortization	(1,683)
Net periodic postretirement benefit income	$(1,496)

The following table provides information regarding estimated future cash flows relating to the postretirement benefit plan at December 31, 2006 (in thousands):

Expected employer contributions:	2007	$ 421
Expected benefit payments:	2007	421
	2008	454
	2009	516
	2010	601
	2011	675
	2012 – 2016	3,492

The contributions and the benefit payments for the postretirement benefit plan are the same and represent expected benefit amounts, net of participant contributions, which are paid from general plan assets.

21. Income Taxes

Income tax expense, allocated based on a separate tax return basis, consists of the following (in thousands):

Year Ended December 31	2006	2005	2004
Current income taxes:			
Federal taxes	$23,039	$18,055	$24,596
State taxes	259	39	124
	23,298	18,094	24,720
Deferred income taxes:			
Federal taxes	6,313	3,751	2,632
State taxes	(74)	2	185
	$29,537	$21,847	$27,537

Income tax expense (benefit) related to gains (losses) on the sale of securities was $0.6 million, $(4.1) million and $0.2 million for 2006, 2005 and 2004, respectively.

The effective tax rate was lower than the 35.0% federal statutory tax rate for all years due primarily to the tax benefits resulting from tax-exempt instruments and excludable dividend income. In 2005, the Corporation also experienced a reduction in its effective tax rate resulting from the successful resolution of an uncertain tax position.

The following table provides a reconciliation between the federal statutory tax rate and the actual effective tax rate:

Year Ended December 31	2006	2005	2004
Federal statutory tax rate	35.0%	35.0%	35.0%
Effect of tax-free interest and dividend income	(3.8)	(4.4)	(3.3)
Tax credits and settlements	(1.0)	(2.4)	(0.9)
Other items	0.2	0.1	—
Actual effective tax rate	30.4%	28.3%	30.8%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are presented below (in thousands):

December 31	2006	2005
Deferred tax assets:		
Allowance for loan losses	$ 21,525	$ 20,606
State net operating loss carryforwards	8,514	7,846
Federal net operating loss carryforward	1,244	—
Deferred compensation	2,938	2,806
Depreciation	623	2,891
Other	1,667	1,473
Total	36,511	35,622
Valuation allowance	(10,316)	(9,275)
Total deferred tax assets	26,195	26,347
Deferred tax liabilities:		
Loan fees	(1,553)	(1,192)
Deferred benefits	—	(1,044)
Net unrealized securities gains	(1,944)	(1,882)
Intangibles	(6,277)	(5,606)
Prepaid expenses	(521)	(769)
Other	(804)	(1,397)
Total deferred tax liabilities	(11,099)	(11,890)
Net deferred tax assets	$ 15,096	$ 14,457

The Corporation establishes a valuation allowance when it is more likely than not that the Corporation will not be able to realize the benefit of the deferred tax assets, or when future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management's assessment of realizable deferred tax assets. At December 31, 2006, the Corporation had unused state net operating loss carryforwards expiring from 2007 to 2026. The Corporation anticipates that neither the state net operating loss carryforwards nor the other net deferred tax assets at certain of its subsidiaries will be utilized and, as such, has recorded a valuation allowance against the deferred tax assets related to these carryforwards.

22. Earnings per Share

The following tables set forth the computation of basic and diluted earnings per share (dollars in thousands, except per share data):

Year Ended December 31	2006	2005	2004
Net income — basic earnings per share	$67,649	$55,258	$61,795
Interest expense on convertible debt	20	—	—
Net income after assumed conversion — diluted earnings per share	$67,669	$55,258	$61,795
Basic weighted average common shares outstanding	58,852,623	55,776,291	47,180,471
Net effect of dilutive stock options, warrants, restricted stock and convertible debt	524,025	801,752	831,868
Diluted weighted average common shares outstanding	59,376,648	56,578,043	48,012,339
Basic earnings per share	$1.15	$.99	$1.31
Diluted earnings per share	$1.14	$.98	$1.29

23. Regulatory Matters

The Corporation and FNBPA are subject to various regulatory capital requirements administered by the federal banking agencies. Quantitative measures established by regulators to ensure capital adequacy require the Corporation and FNBPA to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of leverage ratio (as defined). Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions, by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and FNBPA must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's and FNBPA's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Management believes, as of December 31, 2006 and 2005, that the Corporation and FNBPA meet all capital adequacy requirements to which they are subject and is not aware of any conditions or events that would change the regulatory ratings of the Corporation or FNBPA.

As of December 31, 2006 and 2005, the Corporation and FNBPA satisfy the requirements to be considered "well-capitalized" under the regulatory framework for prompt corrective action.

Following are the capital ratios as of December 31, 2006 for the Corporation and FNBPA (dollars in thousands):

	Actual		Well-Capitalized Requirements		Minimum Capital Requirements	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to risk-weighted assets):						
F.N.B. Corporation	$483,145	11.4%	$425,623	10.0%	$340,498	8.0%
FNBPA	448,447	10.9	410,934	10.0	328,748	8.0
Tier 1 Capital (to risk-weighted assets):						
F.N.B. Corporation	420,230	9.9	255,374	6.0	170,249	4.0
FNBPA	402,361	9.8	246,561	6.0	164,374	4.0
Leverage Ratio:						
F.N.B. Corporation	420,230	7.3	288,702	5.0	230,961	4.0
FNBPA	402,361	7.2	280,851	5.0	224,681	4.0

FNBPA was required to maintain aggregate cash reserves with the Federal Reserve Bank amounting to $30.3 million at December 31, 2006. The Corporation also maintains deposits for various services such as check clearing.

Certain limitations exist under applicable law and regulations by regulatory agencies regarding dividend distributions to a parent by its subsidiaries. As of December 31, 2006, the Corporation's subsidiaries had $43.8 million of retained earnings available for distribution to the Corporation without prior regulatory approval.

Under current FRB regulations, FNBPA is limited in the amount it may lend to non-bank affiliates, including the Corporation. Such loans must be secured by specified collateral. In addition, any such loans to a non-bank affiliate may not exceed 10% of FNBPA's capital and surplus and the aggregate of loans to all such affiliates may not exceed 20% of FNBPA's capital and surplus. The maximum amount that may be borrowed by the Corporation under these provisions was $46.0 million at December 31, 2006.

24. Business Segments

The Corporation operates in four reportable segments: Community Banking, Wealth Management, Insurance and Consumer Finance.

- The Community Banking segment offers services traditionally offered by full-service commercial banks, including commercial and individual demand, savings and time deposit accounts and commercial, mortgage and individual installment loans.

- The Wealth Management segment provides a broad range of personal and corporate fiduciary services including the administration of decedent and trust estates. In addition, it offers various alternative products, including securities brokerage and investment advisory services, mutual funds and annuities.

- The Insurance segment includes a full-service insurance agency offering all lines of commercial and personal insurance through major carriers. The Insurance segment also includes a reinsurer.

- The Consumer Finance segment is primarily involved in making installment loans to individuals with approximately 15.7% of its volume being derived from the purchase of installment sales finance contracts from retail merchants. The Consumer Finance segment activity is funded through the sale of the Corporation's subordinated notes at the finance company's branch offices.

The following tables provide financial information for these segments of the Corporation (in thousands). The information provided under the caption "Other" includes the Corporation, other non-bank subsidiaries and eliminations, which are necessary for purposes of reconciling to the consolidated amounts.

	Community Banking	Wealth Management	Insurance	Consumer Finance	Other	Consolidated
At or for the Year Ended December 31, 2006						
Interest income	$ 314,075	$ 150	$ 563	$ 30,785	$ (3,151)	$ 342,422
Interest expense	139,337	9	—	5,805	8,434	153,585
Provision for loan losses	4,884	—	—	5,528	—	10,412
Non-interest income	57,828	13,632	12,185	2,085	(6,455)	79,275
Non-interest expense	122,778	9,993	10,278	14,778	(1,461)	156,366
Intangible amortization	3,687	16	445	—	—	4,148
Income tax expense (benefit)	30,254	1,348	744	2,501	(5,310)	29,537
Net income (loss)	70,963	2,416	1,281	4,258	(11,269)	67,649
Total assets	5,839,636	6,650	25,400	151,981	(16,075)	6,007,592
Total intangibles	251,928	1,277	11,324	1,809	—	266,338

	Community Banking	Wealth Management	Insurance	Consumer Finance	Other	Consolidated
At or for the Year Ended December 31, 2005						
Interest income	$ 266,153	$ 125	$ 445	$ 30,972	$ (2,215)	$ 295,480
Interest expense	96,105	9	—	5,136	7,530	108,780
Provision for loan losses	4,940	—	—	7,236	—	12,176
Non-interest income	40,229	12,559	11,187	2,196	(8,364)	57,807
Non-interest expense	119,754	9,111	10,030	14,071	(1,483)	151,483
Intangible amortization	3,301	—	442	—	—	3,743
Income tax expense (benefit)	22,832	1,297	482	2,346	(5,110)	21,847
Net income (loss)	59,450	2,267	678	4,379	(11,516)	55,258
Total assets	5,402,602	5,363	28,924	147,657	5,780	5,590,326
Total intangibles	206,191	—	11,755	1,809	—	219,755

	Community Banking	Wealth Manage-ment	Insurance	Consumer Finance	Other	Consolidated
At or for the Year Ended December 31, 2004						
Interest income	$ 224,276	$ 27	$ 362	$ 31,133	$(2,230)	$ 253,568
Interest expense	72,822	9	—	5,087	6,472	84,390
Provision for loan losses	9,247	—	—	7,033	—	16,280
Non-interest income	53,948	12,592	9,395	1,989	(598)	77,326
Non-interest expense	107,258	9,605	8,288	14,591	(1,265)	138,477
Intangible amortization	2,163	2	250	—	—	2,415
Income tax expense (benefit)	26,903	1,158	508	2,258	(3,290)	27,537
Net income (loss)	59,831	1,845	711	4,153	(4,745)	61,795
Total assets	4,850,203	5,613	29,398	150,380	(8,585)	5,027,009
Total intangibles	89,054	—	11,986	1,809	—	102,849

25. Cash Flow Information

Following is a summary of cash flow information (in thousands):

Year Ended December 31	2006	2005	2004
Interest paid on deposits and other borrowings	$ 151,485	$ 112,750	$ 87,691
Income taxes paid	16,250	25,943	18,312
Transfers of loans to other real estate owned	4,427	3,478	4,477
Transfers of other real estate owned to loans	229	151	285
Impairment loss on equity security	—	1,953	—
Spin-off of Florida operations	—	—	365,115
Transfer of securities from available for sale to held to maturity	—	—	519,410
Transfer of investment in Sun Bancorp, Inc. from other assets to:			
Securities	—	—	10,191
Short-term investments	—	—	12,957
Summary of business acquisitions:			
Fair value of tangible assets acquired	$ 354,459	$ 547,866	$ 313,431
Fair value of core deposit and other intangible assets acquired	4,620	8,750	9,411
Fair value of liabilities assumed	(336,854)	(537,982)	(310,662)
Stock issued for the purchase of acquired company's common stock	(51,227)	(142,879)	(71,084)
Cash (paid) received in the acquisition	(17,123)	12,571	3,070
Goodwill recognized	$ (46,125)	$(111,674)	$ (55,834)

26. Parent Company Financial Statements

Following is condensed financial information of F.N.B. Corporation (parent company only). In this information, the parent company's investments in subsidiaries are stated at cost plus equity in undistributed earnings of subsidiaries since acquisition. This information should be read in conjunction with the consolidated financial statements.

Balance Sheets (in thousands) **December 31**	**2006**	**2005**
Assets		
Cash and cash equivalents	$ 22,417	$ 17,279
Other assets	19,291	15,516
Investment in and advance to bank subsidiary	686,055	604,126
Investment in and advance to non-bank subsidiaries	206,126	209,275
Total Assets	$933,889	$846,196
Liabilities		
Other liabilities	$ 23,059	$ 20,018
Short-term borrowings	3,000	—
Advances from affiliates	197,842	168,192
Junior subordinated debt owed to unconsolidated subsidiary trusts	151,031	128,866
Subordinated notes:		
Short-term	14,415	38,503
Long-term	7,170	13,415
Total Liabilities	396,517	368,994
Stockholders' Equity	537,372	477,202
Total Liabilities and Stockholders' Equity	$933,889	$846,196

Statements of Income (in thousands) **Year Ended December 31**	**2006**	**2005**	**2004**
Income			
Dividend income from subsidiaries:			
Bank	$63,500	$50,000	$49,230
Non-bank	6,901	4,000	4,255
	70,401	54,000	53,485
Interest income	12,595	7,129	4,893
Other income	(316)	13	44
Total Income	82,680	61,142	58,422
Expenses			
Interest expense	21,324	14,909	12,501
Other expenses	5,196	4,787	5,055
Total Expenses	26,520	19,696	17,556
Income Before Taxes and Equity in Undistributed Income of Subsidiaries	56,160	41,446	40,866
Income tax benefit	5,229	4,594	4,580
	61,389	46,040	45,446
Equity in undistributed income (loss) of subsidiaries:			
Bank holding company	—	—	1,103
Bank	7,463	8,718	12,446
Non-bank	(1,203)	500	2,800
Net Income	$67,649	$55,258	$61,795

Statements of Cash Flows (in thousands) Year Ended December 31	2006	2005	2004
Operating Activities			
Net income	$ 67,649	$ 55,258	$ 61,795
Adjustments to reconcile net income to net cash flows from operating activities:			
Undistributed earnings from subsidiaries	(6,260)	(9,218)	(16,349)
Other, net	(1,743)	15,694	(14,336)
Net cash flows provided by operating activities	59,646	61,734	31,110
Investing Activities			
Sale of premises and equipment	—	—	1,392
Net increase in advances to subsidiaries	(710)	(9,669)	(7,302)
Investment in subsidiaries	(2,502)	(437)	(59,688)
Net cash paid for mergers and acquisitions	(21,150)	—	—
Net cash flows used in investing activities	(24,362)	(10,106)	(65,598)
Financing Activities			
Net increase (decrease) in advance from affiliate	29,649	97,192	(3,500)
Net (decrease) increase in short-term borrowings	(21,089)	(98,860)	7,407
Decrease in long-term debt	(9,195)	(9,264)	(12,045)
Increase in long-term debt	2,950	10,602	11,940
Proceeds from the issuance of junior subordinated debt owed to unconsolidated subsidiary trusts	22,165	—	—
Net acquisition of common stock	736	7,766	68,807
Cash dividends paid	(55,362)	(52,336)	(43,476)
Net cash flows (used in) provided by financing activities	(30,146)	(44,900)	29,133
Net Increase (Decrease) in Cash and Cash Equivalents	5,138	6,728	(5,355)
Cash and cash equivalents at beginning of year	17,279	10,551	15,906
Cash and Cash Equivalents at End of Year	$ 22,417	$ 17,279	$ 10,551
Cash paid during the year for:			
Interest	$ 21,262	$ 15,415	$ 11,266

27. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each financial instrument:

Cash and Due from Banks

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

For both securities available for sale and securities held to maturity, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of variable and adjustable rate loans approximates the carrying amount.

Bank Owned Life Insurance

The Corporation owns both general account and separate account bank owned life insurance (BOLI). The fair value of general account BOLI is based on the insurance contract cash surrender value. The fair value of separate account BOLI equals the quoted market price of the underlying securities, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Deposits

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity deposits is estimated by discounting future cash flows using rates currently offered for deposits of similar remaining maturities.

Short-Term Borrowings

The carrying amounts for short-term borrowings approximate fair value for amounts that mature in 90 days or less. The fair value of subordinated notes is estimated by discounting future cash flows using rates currently offered.

Long-Term and Junior Subordinated Debt

The fair value of long-term and junior subordinated debt is estimated by discounting future cash flows based on the market prices for the same or similar issues or on the current rates offered to the Corporation for debt of the same remaining maturities.

Loan Commitments and Standby Letters of Credit

Estimates of the fair value of these off-balance sheet items were not made because of the short-term nature of these arrangements and the credit standing of the counter-parties. Also, unfunded loan commitments relate principally to variable rate commercial loans, typically non-binding, and fees are not normally assessed on these balances.

The estimated fair values of the Corporation's financial instruments are as follows (in thousands):

December 31	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and short-term investments	$ 123,834	$ 123,834	$ 132,231	$ 132,231
Securities available for sale	258,279	258,279	279,219	279,219
Securities held to maturity	776,079	766,295	881,139	867,122
Net loans, including loans held for sale	4,204,524	4,163,443	3,703,080	3,649,419
Bank owned life insurance	131,391	128,423	122,666	118,987
Financial Liabilities				
Deposits	4,372,842	4,368,012	4,011,943	4,004,133
Short-term borrowings	363,910	363,910	378,978	378,978
Long-term debt	519,890	511,486	533,703	522,556
Junior subordinated debt owed to unconsolidated subsidiary trusts	151,031	153,810	128,866	134,111

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

NONE.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. The Corporation's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have concluded that the Corporation's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), based on their evaluation of these controls and procedures as of the end of the period covered by this Report, were effective as of such date at the reasonable assurance level as discussed below to ensure that information required to be disclosed by the Corporation in the reports it files under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to the Corporation's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

LIMITATIONS ON THE EFFECTIVENESS OF CONTROLS. The Corporation's management, including the CEO and CFO, does not expect that the Corporation's disclosure controls and internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Corporation have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls.

CHANGES IN INTERNAL CONTROLS. The CEO and CFO have evaluated the changes to the Corporation's internal controls over financial reporting that occurred during the Corporation's fiscal quarter ended December 31, 2006, as required by paragraph (d) of Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended, and have concluded that there were no such changes that materially affected, or are reasonably likely to materially affect, the Corporation's internal controls over financial reporting.

Refer to page 43 under Item 8, Financial Statements and Supplementary Data, for Management's Report on Internal Control Over Financial Reporting.

ITEM 9B. OTHER INFORMATION

NONE.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information relating to this item is provided in the Corporation's definitive proxy statement filed with the SEC in connection with its annual meeting of stockholders to be held May 14, 2007. Such information is incorporated herein by reference. Certain information regarding executive officers is included under the caption "Executive Officers of the Registrant" after Item 4.

ITEM 11. EXECUTIVE COMPENSATION

Information relating to this item is provided in the Corporation's definitive proxy statement filed with the SEC in connection with its annual meeting of stockholders to be held May 14, 2007. Such information is incorporated herein by reference. The Report of the Compensation Committee and the Report of the Audit Committee, however, shall not be deemed filed with the Commission, but shall be deemed furnished to the Commission in this Form 10-K report, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act of 1934, except to the extent that the Corporation specifically incorporates it by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

With the exception of the equity compensation plan information provided below, the information relating to this item is provided in the Corporation's definitive proxy statement filed with the SEC in connection with its annual meeting of stockholders to be held May 14, 2007. Such information is incorporated herein by reference.

The following table provides information related to equity compensation plans as of December 31, 2006:

Plan Category	Number of Securities to be Issued Upon Exercise of Stock Options	Weighted Average Exercise Price of Outstanding Stock Options	Number of Securities Remaining for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	1,450,225(1)	$11.69	3,071,416(2)
Equity compensation plans not approved by security holders	N/A	N/A	N/A

(1) Excludes 302,264 shares of restricted common stock awards subject to forfeiture. The shares of restricted stock vest over periods ranging from three to five years.

(2) Represents shares of common stock registered with the SEC which are eligible for issuance pursuant to stock option or restricted stock awards granted under various plans.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information relating to this item is provided in the Corporation's definitive proxy statement filed with the SEC in connection with its annual meeting of stockholders to be held May 14, 2007. Such information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information relating to this item is provided in the Corporation's definitive proxy statement filed with the SEC in connection with its annual meeting of stockholders to be held May 14, 2007. Such information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) FINANCIAL STATEMENTS

The consolidated financial statements of F.N.B. Corporation and subsidiaries required in response to this item are incorporated by reference to Item 8 of this Report.

(b) EXHIBITS

The exhibits filed or incorporated by reference as a part of this report are listed in the Index to Exhibits which appears at page 93 and is incorporated by reference.

(c) SCHEDULES

No financial statement schedules are being filed because of the absence of conditions under which they are required or because the required information is included in the Consolidated Financial Statements and related notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

F.N.B. CORPORATION

By /s/ Stephen J. Gurgovits

Stephen J. Gurgovits
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Peter Mortensen Peter Mortensen	Chairman and Director	February 21, 2007
/s/ Stephen J. Gurgovits Stephen J. Gurgovits	President, Chief Executive Officer and Director (Principal Executive Officer)	February 21, 2007
/s/ Brian F. Lilly Brian F. Lilly	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 21, 2007
/s/ William B. Campbell William B. Campbell	Director	February 21, 2007
/s/ Henry M. Ekker Henry M. Ekker	Director	February 21, 2007
/s/ Robert B. Goldstein Robert B. Goldstein	Director	February 21, 2007
/s/ Dawne S. Hickton Dawne S. Hickton	Director	February 21, 2007
/s/ David J. Malone David J. Malone	Director	February 21, 2007
/s/ Harry F. Radcliffe Harry F. Radcliffe	Director	February 21, 2007
/s/ Arthur J. Rooney II Arthur J. Rooney II	Director	February 21, 2007
/s/ John Rose John Rose	Director	February 21, 2007
/s/ William J. Strimbu William J. Strimbu	Director	February 21, 2007
/s/ Earl K. Wahl, Jr. Earl K. Wahl, Jr.	Director	February 21, 2007
/s/ Archie O. Wallace Archie O. Wallace	Director	February 21, 2007

INDEX TO EXHIBITS

The following exhibits are filed or incorporated by reference as part of this report:

3.1. Articles of Incorporation of the Corporation as currently in effect and as filed with the Florida Department of State on February 10, 2003. (filed herewith).

3.2. By-laws of the Corporation as currently in effect. (Incorporated by reference to Exhibit 3.2. of the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

4 The rights of holders of equity securities are defined in portions of the Articles of Incorporation and By-laws. The Articles of Incorporation are incorporated by reference to Exhibit 4.1. of the Corporation's Current Report on Form 8-K filed on June 1, 2001. The By-laws are incorporated by reference to Exhibit 3.2. of the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006. The designation statements defining the rights of F.N.B. Corporation Series A — Cumulative Convertible Preferred Stock and the rights of F.N.B. Corporation Series B - Cumulative Convertible Preferred Stock are also incorporated by reference to Exhibit 4.1. of the Corporation's Current Report on Form 8-K filed on June 1, 2001. The Corporation agrees to furnish to the Commission upon request copies of all instruments not filed herewith defining the rights of holders of long-term debt of the Corporation and its subsidiaries.

10.1. Form of Deferred Compensation Agreement by and between First National Bank of Pennsylvania and four of its executive officers. (Incorporated by reference to Exhibit 10.3. of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1993. The Corporation's Exchange Act file number with the Securities and Exchange Commission relative to this exhibit is 000-08144). *

10.2. Employment Agreement between F.N.B. Corporation, First National Bank of Pennsylvania and Stephen J. Gurgovits. (Incorporated by reference to Exhibit 10.4. of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005). *

10.3. Amendment to Employment Agreement between F.N.B. Corporation, First National Bank of Pennsylvania and Stephen J. Gurgovits. (This Exhibit is being re-filed to correct a scrivener's error contained in President and CEO Stephen J. Gurgovits' Amended Employment Agreement to reflect the fact that he must be employed on December 31 of each year during the term of the contract in order to be eligible for the non-discretionary bonus). (filed herewith). *

10.4. Consulting Agreement between F.N.B. Corporation, First National Bank of Pennsylvania and Stephen J. Gurgovits. (Incorporated by reference to Exhibit 10.5. of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005). *

10.5. Basic Retirement Plan (formerly the Supplemental Executive Retirement Plan) of F.N.B. Corporation effective January 1, 1992. (Incorporated by reference to Exhibit 10.9. of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1993. The Corporation's Exchange Act file number with the Securities and Exchange Commission relative to this exhibit is 000-08144). *

10.6. F.N.B. Corporation 1990 Stock Option Plan as amended effective February 2, 1996. (Incorporated by reference to Exhibit 10.10. of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1995. The Corporation's Exchange Act file number with the Securities and Exchange Commission relative to this exhibit is 000-08144). *

10.7. F.N.B. Corporation Restricted Stock Bonus Plan dated January 1, 1994. (Incorporated by reference to Exhibit 10.11. of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1993. The Corporation's Exchange Act file number with the Securities and Exchange Commission relative to this exhibit is 000-08144).*

10.8. F.N.B. Corporation Restricted Stock and Incentive Bonus Plan. (Incorporated by reference to Exhibit 10.14. of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1995. The Corporation's Exchange Act file number with the Securities and Exchange Commission relative to this exhibit is 000-08144). *

10.9. F.N.B. Corporation 1996 Stock Option Plan. (Incorporated by reference to Exhibit 10.15. of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1995. The Corporation's Exchange Act file number with the Securities and Exchange Commission relative to this exhibit is 000-08144). *

10.10. F.N.B. Corporation Director's Compensation Plan. (Incorporated by reference to Exhibit 10.16. of the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996. The Corporation's Exchange Act file number with the Securities and Exchange Commission relative to this exhibit is 000-08144). *

10.11. F.N.B. Corporation 1998 Director's Stock Option Plan. (Incorporated by reference to Exhibit 10.14. of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1998. The Corporation's Exchange Act file number with the Securities and Exchange Commission relative to this exhibit is 000-08144). *

10.12. F.N.B. Corporation 2001 Incentive Plan. (Incorporated by reference to Exhibit 10.1. of the Corporation's Form S-8 filed on June 14, 2001. The Corporation's Exchange Act file number with the Securities and Exchange Commission relative to this exhibit is 000-08144). *

10.13. Termination of Continuation of Employment Agreement between F.N.B. Corporation and Peter Mortensen. (Incorporated by reference to Exhibit 10.17. of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2001. The Corporation's Exchange Act file number with the Securities and Exchange Commission relative to this exhibit is 000-08144). *

10.14. Employment Agreement between First National Bank of Pennsylvania and David B. Mogle. (Incorporated by reference to Exhibit 10.1. of the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005). *

10.15. Employment Agreement between First National Bank of Pennsylvania and James G. Orie. (Incorporated by reference to Exhibit 10.2. of the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005). *

11 Computation of Per Share Earnings **

12 Ratio of Earnings to Fixed Charges. (filed herewith).

14 Code of Ethics. (Incorporated by reference to Exhibit 99.3. of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2002).

21 Subsidiaries of the Registrant. (filed herewith).

23.1. Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm. (filed herewith).

31.1. Certification of Chief Executive Officer Sarbanes-Oxley Act Section 302. (filed herewith).

31.2. Certification of Chief Financial Officer Sarbanes-Oxley Act Section 302. (filed herewith).

32.1. Certification of Chief Executive Officer Sarbanes-Oxley Act Section 906. (filed herewith).

32.2. Certification of Chief Financial Officer Sarbanes-Oxley Act Section 906. (filed herewith).

* Management contracts and compensatory plans or arrangements required to be filed as exhibits pursuant to Item 15(a)(3) of this Report.

** This information is provided under the heading "Earnings Per Share" in Item 8 in this Report.





END

F.N.B. Corporation